5

02049313

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME East Japan Railway Co.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4990 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 8/16/02

ANNUAL REPORT 2002 For the Year Ended March 31, 2002



DELIVERING RELIABLE OPERATION AND AGILE RESPONSE













Tokyo and Eastern Honshu

EAST JAPAN RAILWAY COMPANY

> PROFILE

With passenger safety foremost in mind, JR East is moving forward and outward in an agile response to the opportunities and challenges of the economy.

- > JR East is the largest passenger railway company in the world, serving about 16 million passengers daily.
- > JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo Area.
- > JR East operates a five-route Shinkansen (Bullet Train) network between Tokyo and major cities in eastern Honshu (mainland).
- > JR East's strong and stable core transportation business contributes 70% of operating revenues.
- > JR East has ability to leverage passenger traffic and railway assets to develop non-transportation businesses.
- > JR East has abundant and stable cash flow.

Forward Looking Statements

Statements contained in this report with respect to JR East Group's plans, strategies and beliefs that are not historical facts are forward looking statements about the future performance of JR East Group which are based on management's assumptions and beliefs in light of the information currently available to it. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause JR East Group's actual results, performance or achievements to differ materially from the expectations expressed herein. These factors include, without limitation, (i) JR East Group's ability to successfully maintain or increase current passenger levels on its railway services, (ii) JR East Group's ability to improve the profitability of its railway and other operations, (iii) JR East Group's ability to expand its non-railway operations and (iv) general changes in economic conditions and laws, regulations and government policies in Japan.















	Millions of Yen (except for per share data)			Percent Change	Millions of U.S. Dollars (except for per share data)
	2000	2001	2002	2002/2001	2002
For the Year:					
Operating revenues	¥2,502,909	¥2,546,041	¥2,543,378	−0.1%	$19,123
Operating income	341,957	323,751	316,340	−2.3	2,378
Net income	66,963	69,174	47,551	−31.3	358
Depreciation	329,583	329,651	321,995	−2.3	2,421
Free Cash Flows*	182,277	189,151	349,400	+84.7	2,627
Amount per share of common stock (yen and U. S. dollars) :					
Net income	16,741	17,294	11,888	−31.3	89
Net income and depreciation	99,137	99,706	92,387	−7.3	695
At Year-End:					
Total assets	¥7,308,391	¥7,247,089	¥7,022,271	−3.1%	$52,799
Long-term debt (including current portion)	2,319,664	2,307,483	2,060,838	−10.7	15,495
Long-term liabilities incurred for purchase of railway facilities** (including current portion)	2,499,023	2,392,241	2,318,997	−3.1	17,436
Total long-term debt	4,818,687	4,699,724	4,379,835	−6.8	32,931
Total shareholders' equity	856,401	923,568	930,746	+0.8	6,998

	Percent		
Net income as a percentage of revenues	2.7%	2.7%	1.9%
Return on average equity (ROE)	8.3	7.8	5.1
Ratio of operating income to average assets (ROA)	4.7	4.4	4.4
Equity ratio	11.7	12.7	13.3
Debt-to-equity ratio	750.4	681.5	650.7

Notes: 1. Yen figures have been translated to U.S. dollars at the rate of ¥133 to US$1 as of March 31, 2002, solely as a convenience to readers.
2. There were 96 consolidated subsidiaries as of March 31, 2000 and 2001, and 101 as of March 31, 2002.
3. Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001.
* Cash flows from operating activities and cash flows from investing activities
** Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities and the Tokyo Monorail facilities

Operating Revenues and Operating Income


Billions of Yen
2,500
2,000
1,500
1,000
500
0
'98 '99 '00 '01 '02
Operating revenues
Operating income

Net Income


Billions of Yen
80
60
40
20
0
'98 '99 '00 '01 '02

Total Long-Term Debt


Billions of Yen
5,000
4,000
3,000
2,000
1,000
0
'98 '99 '00 '01 '02
Long-term liabilities incurred for purchase of railway facilities
Long-term debt

Total Assets and Total Shareholders' Equity


Billions of Yen
8,000
6,000
4,000
2,000
0
'98 '99 '00 '01 '02
Total assets
Total shareholders' equity

Net Income and Depreciation


Billions of Yen
400
300
200
100
0
'98 '99 '00 '01 '02

Fiscal 2002

Transportation

JR East's 7,538.1-kilometer rail network covers the eastern half of Honshu (mainland), including the Tokyo metropolitan area. The Company operates a transport business whose mainstay is passenger transport by railway through the use of this very profitable network. In the year ended March 31, 2002 (fiscal 2002), transportation operating revenues were ¥1,789.6 billion ($13,456 million). Major components of the transportation segment are as follows:

Shinkansen Bullet Train Network
High-speed train services linking Tokyo with major cities

Tokyo Metropolitan Area Network
Trains serving the Tokyo area, the largest market in Japan

Intercity and Regional Networks
Intercity transportation other than Shinkansen network and regional transportation outside of the Tokyo metropolitan area network

Travel Agency Services
View Plaza (travel agencies at stations) and other outlets selling travel products

Bus Services
Bus services conducted in addition to railway operations

Operating Revenues (Note)


70%

Operating Income


74%

Station Space Utilization

Approximately 16 million passengers embark at JR East's stations every day. Station space utilization offers retailing and restaurant services to these customers through outlets at the stations and sales inside the trains. Station space utilization revenues were ¥368.6 billion ($2,771 million) for fiscal 2002. Major components of the station space utilization segment are as follows:

Retailing
Retailing activities such as Kiosk outlets and convenience stores, both at stations, and sales of food, drinks and other goods on trains

Restaurants
Fast food stores and a variety of restaurants operated mainly at or near stations

Operating Revenues (Note)


14%

Operating Income


8%

Shopping Centers & Office Buildings

Shopping centers & office buildings activities include operating shopping centers and leasing office buildings and are carried out at stations used by enormous numbers of customers. Shopping centers & office buildings revenues were ¥165.3 billion ($1,243 million) for fiscal 2002.

Operating Revenues (Note)


7%

Operating Income


12%

Other Services

JR East holds a large volume of assets with much potential for future development. Among these are land at or near stations, particularly in the Tokyo area. The utilization of these assets is mutually beneficial for activities in the other services segment and for railway operations. For fiscal 2002, the other services revenues amounted to ¥220.0 billion ($1,653 million). Major components of this segment are as follows:

Advertising and Publicity
Advertising and publicity in stations and inside trains

Hotel Operations
Chain hotel businesses, including *Metropolitan Hotels and HOTEL METS* operated as part of the *JR East Hotel Chain*

Information Services
Information processing development, operations and support for Internet businesses and related activities

Housing Development and Sales
Primarily the development and sales of housing sites, houses and condominiums at locations along JR East's rail lines

Card Business
The *View Card*, a credit card that is honored at stations, stores at stations, hotels, shopping centers and VISA card member merchants

Others
Wholesales, truck delivery, cleaning and other businesses

Operating Revenues (Note)


9%

Operating Income


5%

Note: Operating revenues mean operating revenues from outside customers.

The East Japan Railway Company (JR East) Group provides high-quality and advanced services based on sound management, with railway operations as its core, to fulfill its obligations to shareholders. For this purpose, every individual employee of the Group will endeavor to support safe and punctual transportation and supply convenient and high-quality products. Every employee will take on the challenge of improving the standard of services and raising the level of technology in order to further gain the confidence and trust of customers. As a "Trusted Life-Style Service Creating Group," we will go forward with our customers to contribute to the achievement of better living standards, the cultural development of local communities and the protection of the global environment.



Masatake Matsuda *Chairman* Mutsutake Otsuka *President and CEO*

> FISCAL 2002 RESULTS

During the year ended March 31, 2002 (fiscal 2002), the Japanese economy reentered a period of weakness due to stagnation of production activities, exacerbated by reduction of exports due to the slowdown of the economy overseas. In addition, in September 2001 terrorist attacks occurred in the USA, which increased future uncertainties even further. Although exports and production appeared to stop declining towards the end of the fiscal year, the economy remained in the doldrums in general with weak personal consumption due to continuing severe employment conditions and lower capital expenditures. JR East with its consolidated subsidiaries continued to make efforts to expand revenues by maximizing the use of operational resources such as railway networks of the Shinkansen lines and stations in order to overcome such severe situations and implemented measures to increase the efficiency of business operations by carrying out a comprehensive review of overall expenses.

As a result, operating revenues decreased 0.1% to ¥2,543.4 billion ($19,123 million), while operating income decreased 2.3% to ¥316.3 billion ($2,378 million). Net income decreased 31.3% to ¥47.6 billion ($358 million), affected by an increase in other expenses due to revaluation of part of securities held and loss on sales of fixed assets, despite lower interest expenses and gain on sales of investment in securities as a result of sales of some of its Japan Telecom shares.

> ATTAINMENT OF FULL PRIVATIZATION

Since its inception, JR East has continued to make efforts to implement the principle of the Japanese National Railways (JNR) restructuring to establish its independent management assuming sole responsibility for its own actions. The Law of Part Amendment to the Law concerning Passenger Railway Companies and the Japan Freight Railway Company (Law No. 61 in 2001) took effect on December 1, 2001, under which the regulations that had restricted JR East were abolished. In June 2002, full privatization, which had been the purpose of the JNR restructuring and the greatest management issue of JR East, was finally achieved through the disposal of the 500,000 shares of JR East owned by Japan Railway Construction Public Corporation.

Full privatization will allow greater management flexibility and maneuverability. At the same time, it will also raise the expectations of shareholders, customers and communities. In addition, we anticipate that the management environment surrounding JR East will present greater challenges due to uncertainties of future economic conditions, as well as a continuing decline in the birthrate and a rapidly aging population, and increased competition with other means of transportation. JR East will carry out the Group's medium-term business plan, *New Frontier 21*, speedily and surely in order to become a corporate group which is appreciated by all the people surrounding JR East in a true sense by dealing with these environmental changes appropriately.

> MEDIUM-TERM BUSINESS PLAN

JR East announced on November 29, 2000 the Group's medium-term business plan, which it calls *New Frontier 21*, for the period from fiscal 2002 to fiscal 2006. Based on this plan, JR East Group aims to create life-style services trusted by its customers via corporate activities open to the world to become what it calls a "Trusted Life-Style Service Creating Group."

Specifically, management will be carried out with five visions: "creating customer value and pursuing customer satisfaction," "innovation of business through the creation of technologies," "harmony with society and coexistence with the environment," "creating motivation and vitality," and "raising shareholder value."

We set five numerical goals to be achieved by or in fiscal 2006. In November 2001, adjustments were made with regard to consolidated free cash flows and the reduction of nonconsolidated total long-term debt. The objective for consolidated free cash flows, which was initially set at ¥180 billion in fiscal 2006 was revised to ¥200 billion. The objective for the reduction of nonconsolidated total long-term debt was initially set at ¥500 billion by fiscal 2006, and was revised to ¥750 billion. The other three objectives include improvement of the consolidated ROE (return on average equity) to 10.0%, increase of the consolidated ROA (the ratio of operating income to average assets) to 5.5%, and the reduction of 10,000 in the number of employees of the parent company.

> CORPORATE GOVERNANCE

To facilitate adequate and timely decision-making by the board of directors based on sufficient discussions, JR East is working on upgrading its corporate governance procedures. This includes incorporating the opinions of directors from outside JR East and corporate auditors. Furthermore, JR East is strengthening ties between the parent company corporate auditors and the auditors at each Group company. The objective is to ensure the soundness of the management of each Group company, with recognition that a company is evaluated on the performance of its entire group.

Regarding the disclosure of information, JR East is strengthening its public information activities to ensure the public is better informed about JR East Group. JR East is also actively implementing investor relations activities, including information meetings for analysts and investors.

> ESTABLISHMENT OF A SOUND MANAGEMENT BASE

As an entirely private-sector enterprise, JR East intends to earn even greater trust by increasing customer satisfaction by offering safe and stable transportation and higher-quality services under customer-oriented management. JR East will also implement a management style balancing assertiveness and defensiveness and increase profits level by placing massive management resources into areas that are located in a superior competitive position and creating a basis for future growth.

By implementing these measures, JR East will endeavor to fulfill the entrustment of the shareholders and investors. As in the past, we respectfully ask for your support and cooperation for the management team of JR East.

July 2002

Masatake Matsuda
Chairman

Mutsutake Otsuka
President and CEO

> Mutsutake Otsuka, President and CEO, talks about the current and the future JR East, a company which accomplished full privatization recently.



Mutsutake Otsuka
President and CEO

Following its exclusion from the Law for Passenger Railway Companies and the Japan Freight Railway Company (the JR Law) in December 2001, JR East has become the first JR company to achieve full privatization through the sale of all remaining shares held by the Japan Railway Construction Public Corporation. As President of JR East, how do you view this achievement?

It is no longer necessary to obtain approval of the Minister of Land, Infrastructure and Transport for key management issues, as was required under the JR Law. In addition, the government is no longer able to intervene as a shareholder. I expect this freedom to have a significant positive effect on management, since we are now able to make various decisions more quickly. At the same time, I feel that we have taken on a much heavier burden of responsibility in terms of our ability to meet the expectations of our shareholders, as well as other stakeholders, including customers and the communities that we serve. Our key management concepts from now on, even more than before, will be autonomy and self-responsibility.

Fifteen years have passed since the Japanese National Railways reforms. The path to full privatization was a long one, yet I believe that the process was a positive one in the sense that we had 15 years to build our strength. I look forward to our new challenges with great excitement.

JR East is the focus of rising expectations. In November 2000, you launched the *New Frontier 21* medium-term business plan. How do you want to change JR East now that you have achieved full privatization?

In fact, when we developed *New Frontier 21*, we proceeded on the assumption that full privatization would be achieved. I am determined to complete all of the elements in the plan. Having achieved full privatization, I want us not just to reach, but also to exceed the numerical targets, and to do that ahead of

> AUTONOMY AND SELF-RESPONSIBILITY

Chronological table

			Shares held by government agency
April	1987	JR East was established upon the division and privatization of the Japanese National Railways.	4,000,000 (100.0%)
October	1993	The first public sale of shares held by JNRSC	1,500,000 (37.5%)
		Listed on the First Section of the Tokyo Stock Exchange and other exchanges in Japan	
August	1999	The second public sale of shares held by JRCC, a successor of JNRSC	500,000 (12.5%)
June	2001	The JR Law Amendment Bill was passed.	
December	2001	The amendment to the JR Law took effect.	
June	2002	The third sale of shares held by JRCC → Full privatization achieved.	0 (0%)

JNRSC: Japanese National Railways Settlement Corporation JRCC: Japan Railway Construction Public Corporation

schedule. I see full privatization as a driving force for *New Frontier 21*.

You have completed the first year of *New Frontier 21*. What progress have you made?
I regard the first year of a medium-term plan to be extremely important. I made it very clear to employees that we must all work to achieve results that would provide a strong initial impetus for *New Frontier 21*.

In retrospect, it is clear that our business activities over the past year were affected by a number of events, including unforeseen ones. The September 11 terrorist attacks in the United States appear to have had a huge impact on the Japanese economy. The economy was already faltering, and the attacks pushed it further into recession. Inevitably, this situation affected our business. For example, operating revenue from our Shinkansen line operations was not as much as we had planned.

Though the business environment was very difficult in terms of earnings, we were able to reduce our total long-term debt at year end by almost ¥320 billion. Contributing factors included the sale of our shares in Japan Telecom Co., Ltd. and the efficient operation of our new cash management system. Based on this result, I decided that it would be better to raise the target figures for *New Frontier 21*, so that the entire JR East Group could work together toward more ambitious outcomes. I therefore increased the target for reduction of nonconsolidated total long-term debt for the five-year period from ¥500 billion to ¥750 billion. I also decided to raise our free cash flows target for fiscal 2006 from ¥180 billion to ¥200 billion. We will continue to meet the challenge of these higher targets.

New Frontier 21
Medium-Term Business Plan of JR East Group



Creating Customer Value and Pursuing Customer Satisfaction
Raising Shareholder Value
Innovation of Business through the Creation of Technologies
Creating Motivation and Vitality
Harmony with Society and Coexistence with the Environment

> SPEEDY AND FLEXIBLE MANAGEMENT

In addition, we introduced last November an automatic fare collecting system based on our *Suica* IC card. In December, we started operation of the new Shonan-Shinjuku line, which traverses central Tokyo and directly links the southern and northern suburbs of the metropolis. It was developed as part of our continuing efforts to enhance our network in the Tokyo metropolitan area, which is now our main priority. We acquired The Orangepage, Inc. in December and Tokyo Monorail Co., Ltd. in February. I expect these two companies to make an important contribution to the strengthening of the JR East Group. In February, Ueno station was opened after the completion of renovation work. Ueno was in effect the first station to be upgraded under the *Station Renaissance* program.

It was an eventful year. However, we were able to launch new initiatives that have already started to contribute to performance and will continue to do so in the future. We also valued our financial instruments and real estate for sale at market prices and wrote off past latent losses. We encountered some issues, but overall I think it would be fair to say that it was a very fruitful year.

You referred to the acquisition of The Orangepage and Tokyo Monorail. This kind of M&A activity seems to be a new direction for JR East. What criteria did you apply when making these decisions?

We acquired companies that offered synergy benefits with our business activities. We were also taking advantage of the acquired companies' leadership and experience in their fields with time efficiency.

Tokyo Monorail provides access to Tokyo's Haneda International Airport. About 90% of its passengers link with the monorail system through our network, so they are our customers, too. The benefit that we gain from the acquisition of Tokyo Monorail is the ability to run our network and the monorail as an integrated system. There are plans for the construction of a new runway at Haneda, and passenger numbers are expected to grow. Looking at our Tokyo metropolitan area network and the monorail system, both are expected to play an important role in serving the expansion, and we see very promising synergies. That is why we acquired Tokyo Monorail.

As a publisher of a very popular magazine, the Orangepage collects and analyzes information about consumer trends and develops products on the basis of that information. It has superb capabilities in this field. At first glance we seemed to have many opportunities to contact end users, but in fact our opportunities were relatively small. We expect the Orangepage to make an extremely important contribution to the development of our business activities, especially in the area of non-transportation business.

Another showcase project for JR East is the plan that you recently announced for a major redevelopment of Tokyo station. How do you view this bold initiative?

The Tokyo station redevelopment concept has been extensively discussed in the Company,

Free Cash Flows


Billions of Yen
350
300
250
200
150
100
50
0
189.2
349.4
200.0
2001.3
2002.3
2006.3 (Plan)

ROE
(Return on average equity)


%
12
10
8
6
4
2
0
7.8
5.1
10.0
2001.3
2002.3
2006.3 (Plan)

ROA
(Ratio of operating income to average assets)


%
6
5
4
3
2
1
0
4.4
4.4
5.5
2001.3
2002.3
2006.3 (Plan)

Nonconsolidated Total Long-term Debt


Billions of Yen
5,000
4,000
3,000
¥500 billion
reduction achieved in 3 years
¥750 billion
reduction over 5 years
4,537.5
4,220.7
4,037.5
3,787.5
2001.3
2002.3
2004.3 (Plan)
2006.3 (Plan)

Number of Employees of Parent Company


Number of employees
80,000
75,000
70,000
65,000
60,000
55,000
50,000
-10,000
75,380
74,050
65,380
2001.4
2002.4
2006.3 (Plan)

and we have also been in negotiation with outside entities. Because the investment involved is so huge, we needed to find ways to reduce capital expenditures while maximizing returns. One of the factors that drove our decision to go ahead with the redevelopment was the fact that we were able to trim the overall construction costs substantially by selling surplus air rights not required for the station building, or by transferring those air rights for other purposes. By using these transferred air rights, we were able to design a more efficient plan for commercial buildings than was thought possible in the past.

Tokyo station is the face of Tokyo, and of Japan. We believe that JR East can benefit significantly by improving of this facility, and by establishing assets with high earning potential there. We want to make Tokyo station an important Tokyo landmark. There are also benefits to revitalization of Tokyo. We therefore discussed the plan with the Governor of Tokyo before making the decision to proceed.

We intend to restore the two-story station building on the Marunouchi (western) side to its original three-story design, as completed in 1914 and renovate the plaza in front of the station to create a vista that suits Tokyo's status as a capital city. On the Yaesu (eastern) side, we will develop twin 200-meter-class buildings with space for generating income by the shopping center & office building businesses. The project will inevitably take a long time, since we need to minimize the inconvenience to the many people who use the station. We will complete the twin buildings on the Yaesu side in fiscal 2008 and 2011, and the overall improvement of Tokyo station will be finished in fiscal 2011. I have high hopes for this scheme, as our core project after the *New Frontier 21* period.

There is considerable interest in the new *Suica* service, which was launched in November. The service has reportedly been very successful. What is the current situation?

It was very difficult to set the time for the launch of the *Suica* automatic fare collecting system, because it would affect so many people. In a system like this, even a small error can cause massive disruption. We therefore conducted extensive field testing and monitoring, and it was not until November 18 that we were fully confident to proceed. As a result of these careful preparations, we were able to introduce the system without significant problems.

There has been a dramatic rise in the number of cardholders, which is already in excess of four million. The system is well supported by passengers, most of whom find it extremely convenient. At present *Suica* cards cannot be used to access the Shinkansen lines, but many passengers ask us why they cannot use their cards on the Shinkansen or other private railway lines. Having launched the system successfully, we now have a solid foundation for future expansion in various directions.

In April we introduced a common *Suica* system for the Tokyo Monorail to allow passengers to board using their *Suica* cards. In December we will start through services between our Saikyo line and Rinkai line. It will be possible to provide a common *Suica* system on Rinkai line at that time. In fiscal 2004, JR West plans to introduce an automatic fare collecting system using an IC card identical to *Suica*. If other railway operators introduce compatible systems, passengers will be able to change from one network to another simply by using their *Suica* cards. I believe that the system has considerable potential to increase rail travel, or to halt downward trends.

How do you view the potential of the *Suica* system in terms of future concepts and ideas?

We do not see the *Suica* card as something that people will use only when traveling on trains. In fact we are making good progress with plans to integrate the *Suica* card with our credit card *View Card* in fiscal 2004. We are also considering the addition of electronic money function. Another concept calls for the installation of *Suica* chips in mobile telephones. The technology now available will allow passengers to use their mobile handsets to make reservations, go through the gate, and pay for fare adjustments. In this way, *Suica* has huge potential for the future.

The *Suica* system will dramatically enhance passenger convenience. It will also bring major benefits to the Company. Because it is a contact-less system, the automatic fare collecting gates have fewer mechanical parts



We do not see the Suica card as something that people will use only when traveling on trains. I call this the "dream card" because it has so many possibilities.

than magnetic card systems. This translates into lower maintenance costs. Also, if *Suica* cards became more common, it could be possible to reduce the number of ticket vending machines, ticket offices and other facilities. Station staffing requirements would be reduced and additional space would become available for new business operations at locations in the Tokyo metropolitan area where passenger traffic is heavy.

The card also promotes spontaneous and carefree use of trains. Instead of waiting in line at a ticket machine, that person can simply touch their *Suica* card to the automatic fare collecting gate and pass through immediately. Moreover, passengers no longer need to study route maps to work out the fares to their destinations. The system is extremely easy to use, and we believe that this characteristic has the potential to attract passengers to use rail travel more frequently, though we have not yet carried out detailed analyses. I call this the "dream card" because it has so many possibilities.

Have any other Japanese railway operators introduced large-scale IC card systems like *Suica*?

Not at present. For that reason, we believe that the *Suica* card could easily become the de facto standard. Rapid processing is especially important in major cities, where passengers flow through the gates continuously. With conventional magnetic card systems, processing takes around 0.7 seconds per passenger. With the *Suica* system, that has been reduced to just over 0.1 seconds. No other system can process passenger data as quickly.

In December 2002, the Tohoku Shinkansen line will be extended to Hachinohe. You referred earlier to the improvement of the rail network, including the opening of a new line in Tokyo. What other plans do you have to enhance the railway operations?

Railway operations is obviously our core activity, and it is extremely important that we manage it well. The fulfillment of our Tokyo metropolitan area network and the Shinkansen bullet train network is especially crucial from this perspective. We plan to concentrate capital investment in these areas, and we will continue to develop new measures.

We have completed the development of Shinkansen lines to connect most of the major regional cities in our service area with Tokyo. The only remaining area is Aomori, much of which will be covered when the Shinkansen line extension to Hachinohe is completed in December of this year. This will drastically reduce the time required to reach destinations, thereby enhancing our competitiveness relative to air transport.

We are also taking the opportunity for an in-depth review of our Shinkansen services. One major change will be introduction of new cars designed to reduce swaying and improve passenger comfort. We are also looking at the issue of on-board ticket inspections, which may disturb passenger comfort. We are considering the elimination of this system, at least on Shinkansen trains. We will introduce a system under which all passenger information will be transmitted to the conductor's terminal as each passenger passes through the gate. The conductor will know immediately whether or not a passenger has the required tickets. We will continue to enhance our Shinkansen services to improve the traveling experience for our passengers.

Let me ask you about the Tokyo metropolitan area network, which is another core transportation service. You spoke earlier about the

> AIMING TO BECOME THE WORLD'S NUMBER-ONE RAILWAY



Shin-Aomori
Hachinohe
Akita
Morioka
Shinjo
Yamagata
Sendai
Niigata
Fukushima
Joetsu
Nagano
Takasaki
Omiya
Tokyo

- Tohoku Shinkansen
- Akita Hybrid Shinkansen (Through Service from Morioka to Akita)
- Yamagata Hybrid Shinkansen (Through Service from Fukushima to Shinjo)
- Joetsu Shinkansen
- Nagano Shinkansen
- Extension to Hachinohe (December 2002)
- Under Construction

new Shonan-Shinjuku line, and it appears to have become extremely popular. Is there scope for further improvements in the Tokyo metropolitan area network?

There is. The construction of additional tracks on existing lines and the construction of new lines involve enormous capital expenditure, and it is very difficult to recover that investment. Our strategy is to improve our network by using existing facilities as effectively as possible.

The opening of Shonan-Shinjuku line involved minimal capital expenditure. Using existing tracks wherever possible, we simply introduced direct services between the Shonan area in southern Tokyo and cities north of Tokyo in the direction of Omiya, via Shinjuku station. In fact, there are capacity bottlenecks on Shonan-Shinjuku line, and we operate few trains during the morning and evening rush hours. Though the number of trains is not large, the line is used by over 30,000 people daily. About one-third of those passengers have transferred to our service from parallel services operated by major private railway companies, because our service is more convenient or faster. When work to alleviate bottlenecks is completed, we will be able to operate trains throughout the day. We think that passenger numbers might possibly increase from 30,000 a day to over 100,000.

I mentioned the improvement of synergies and convenience between our network and the Tokyo Monorail service, and the start of through services with Rinkai line. These initiatives can also been seen as part of our efforts to strengthen our network.

We plan to establish another new direct service similar to the Shonan-Shinjuku line. This line will also link southern and northern Tokyo, but through Tokyo station. That would eliminate the need for some trains to pull in and head back out in the opposite direction at current terminal stations, such as Tokyo and Ueno, and it will be possible to review train-yard sit-



Omiya
Akabane
Ikebukuro
Ueno
Shinjuku
Tokyo
Hachioji
Takao
Hamamatsucho
Shin-Kiba
Osaki
Tokyo Teleport
Haneda Airport
Yokohama

- Shonan-Shinjuku line (Through service via Shinjuku)
- Chuo Liner (Guaranteed-seat service)
- Tokyo Monorail
- Through service between Saikyo line and Rinkai line [December 2002 planned]
- Tohoku through line [Fiscal 2010 planned] (Through service via Tokyo)

Note: Rinkai line is operated by Tokyo Waterfront Area Rapid Transit Corporation.

ing. One of our yards in the Tokyo metropolitan area currently cover around 200,000 square meters of prime real estate. A substantial part of that land would become surplus to requirements, and we are now considering alternative uses for the extra area, including its sale.

One of the stated aims of *New Frontier 21* is to seek to become the world's number-one railway. What are your specific thoughts on this?
Our system is already the biggest in the world. But scale alone is not enough. We want to build a system that will be the best in the world by every definition, including safety, speed, customer service and maintenance. As I have already stated, railway operations are the core activity of the JR East Group, and it is extremely important that we maximize quality in all aspects of that activity.

We have achieved full privatization. This is a good time to rid ourselves once more of the attitude that we have already accomplished enough. We must always search for new challenges. I believe absolutely that we need to examine our own performance carefully. Is our present speed good enough? How can we overcome environmental problems? In this sense, the goal of becoming number one in the world is a way of motivating ourselves to accept challenges. That attitude will lead to sustained improvement in our passenger services, and improved services will attract more passengers.

The development of new technology is crucial to our success in meeting these challenges. Historically, the Railway Technical Research Institute has carried out technology development for the entire JR Group, but we also wanted to undertake a variety of technology development activities ourselves, and we therefore integrated and strengthened existing organizations and established the Research and Development Center of the JR East Group in December 2001. Areas of research include future railway concepts, safety improvement measures, enhanced maintenance systems, and customer services.

Another focus of *New Frontier 21* is the *Station Renaissance* program, the aim of which is to create the station environments for the 21st century. Public reaction to the development of Ueno station under that program appears to have been very positive.
Yes, indeed. We opened the redeveloped Ueno station in February 2002. The aim of *Station Renaissance* is to develop stations not just as facilities for use by train passengers, but as places that will be used more by everyone. We want our stations to be places where people gather, visit and see or find something interesting. Our railway services are used by 16 million people everyday. If we can provide services that reflect the needs of these people, we will be able to enhance customer convenience while improving our earnings. Our aim when we started the program was to develop total station environments from this perspective.

Ueno station was the first major project to be redeveloped under this concept. We did not limit our plans solely to the development of rows of attractive restaurants and shops. We wanted to turn the station into a place that could be enjoyed by all users, and by the local community as well. For example, we now have barrier-free facilities on all platforms. There are escalators and elevators everywhere, and we have also provided nursing rooms for mothers with babies.

We approached the renovation project as a community initiative. Ueno station is located close to Tokyo National University of Fine Arts and Music, one of the world's leading educational institutions in fine arts field. So we sought their advice in the development of designs for the station. We also invited some local merchants to establish stores in the station.

I have taken a close interest in this project, and I often go to Ueno station on Sunday. I am pleased to hear people saying that they have been impressed by the changes that we have made, and that they now find the station a very attractive and convenient place. I have also noticed that more young women are visiting the station now.


STATION RENAISSANCE
Creating New Station Environments for the 21st Century
Cosmos Plan
Sunflower Plan

Ueno station was not very popular with young women in the past. Now that the station has changed, is the visitor profile also changing?
Indeed. There have been dramatic changes. As we develop other stations in the future, we may not necessarily use the same approach as we did at Ueno. What will be the same, however, will be our determination to turn the overall environment of each station into an exciting, attractive place to visit and spend time in, while enhancing its unique characteristics. That is the goal of the *Station Renaissance* program. We want our stations to be enjoyed by as broad a cross-section of society as possible. That is why we have improved our barrier-free facilities so that physically handicapped and aged people can visit our stations with confidence.

Am I right in thinking this is community development rather than just station development?
Yes. And when people come to our stations, we also benefit from business opportunities.

What effect has the station development had on operating revenues for non-transportation businesses throughout Ueno station?
It is too early to make any conclusions, because we just started operating the redeveloped station. However, the total number of people using Ueno station has risen, and the performance of our consumer service businesses is exceeding planned levels. We have achieved a synergy between our railway operations and our consumer service activities.



When people come to our stations, we also benefit from business opportunities. In Ueno, we have already achieved a synergy between our railway operations and our consumer service activities.

I see. Your aim is to turn stations into something that are not only facilities that people simply pass through, but places where people will congregate. Finally, I would like to hear your views on full privatization again. When you took office as President of JR East in June 2000, you said that you wanted to achieve full privatization as quickly as possible, and then to establish a clear direction and goals with strengthened group management. Would you like to reaffirm your determination to shareholders as you move into the second year of *New Frontier 21*?
I am very aware that full privatization means increased responsibilities for our management team. I am determined to achieve further improvement in our business performance, and to realize our *New Frontier 21* goals as far ahead of schedule as possible and surpass objectives.

The Japanese economy is not yet in recovery mode. Instead of taking a pessimistic view, however, I believe that we must work to maximize our results by using our resources to the full. That is why I try to maintain a sense of speed as we implement various measures. We are determined to provide results that better reflect the expectations of our shareholders. I believe that all employees of JR East should make full privatization their opportunity to become true professionals.

JR East was established 15 years ago. Now we are making another new start. *New Frontier 21* is now in its second year. I want to use the successes of the first year to drive accelerated progress in the second.

Our basic policies call for the establishment of a sound management base and strengthening financial position, and for strategies that ensure that capital expenditures do not exceed the level of depreciation. While remaining faithful to these policies, I believe that we also need to meet new challenges aggressively. In addition, I want to start laying foundations for our activities in the medium- to long-term future. My aim is to maintain a balance between aggressive and defensive strategies.



> "DREAM CARD" CONTAINING VARIOUS POSSIBILITIES

JR East is the first company in Japan to introduce a large-scale IC card automatic fare collecting system. Under this system, passengers can pass through automatic fare collecting gates just by touching their commuter pass case containing an IC card—*Suica* (Super Urban Intelligent CArd). It can be used either as a high-tech commuter pass (*Suica Pass*) or a stored-fare railway ticket (*Suica IO Card*), replacing the magnetic cards that were formerly used. Because *Suica Pass* also has stored-fare function, settlement is done automatically by the fare collecting gate when passengers ride a train beyond the area covered by their commuter pass. Furthermore, it is possible to renew the valid period of the commuter pass by using the same card, due to a rewriting function. In addition, because the information of individual commuter passes is registered, reissue can be made promptly following loss. In this way, services that had not been offered before are now provided.

Possibilities for new services and business development have been growing with the development of the *Suica* infrastructure, including the addition of an electronic money function, integration with the credit card of JR East, *View Card*, and integration with mobile phones.

The *Suica* card will be integrated with the credit card of JR East, *View Card*, and will become functional as a credit card in fiscal 2004. Furthermore, JR East is considering enabling the card to be used for shopping at stores and shopping centers in and around stations of JR East by adding an electronic money function. JR East is also considering developing a new service, *Mobile Suica*, where booking a seat or paying for tickets can be made electronically; customers can travel without tickets just by carrying a mobile phone with them or make purchases at stores in and around stations.

Suica was introduced in November 2001, and is currently in use at 470 stations, including 9 Tokyo Monorail stations, in an area covering almost all of the Tokyo metropolitan area.

Future of Suica


view
VISA
Promotion of combination with View Card
JR East menu
Buying commuter passes
Buying reserved seat tickets
Consideration of developing Mobile Suica
Contactless IC card
KIOSK
Infrastructure for introducing electronic money function

Trends of Suica Holders


Persons
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
'01 11/18
'01 Nov.
'01 Dec.
'02 Jan.
'02 Feb.
'02 Mar.
'02 Apr.
'02 May.
Suica Pass (Commuter pass)
Suica IO Card (Stored-fare railway ticket)
Suica Holder

About 4.27 million people use *Suica* as of June 2002 (of which 2.27 million people use *Suica Passes*).




atré RETRO-

> FROM A STATION OF "PASSING" TO A STATION OF "GATHERING"

JR East Group has been making great efforts to carry out the *Station Renaissance* program for creating new station environments for the 21st century. The purposes of the program are to enhance customers' convenience and to increase earnings power by bringing out 100% of the potential of the stations, which are the largest operational resources of the Group. This is one of the strategies of its medium-term business plan, *New Frontier 21*.

The *Cosmos Plan*, which is a main part of *Station Renaissance*, is a new project targeting stations serving more than 200,000 passengers daily and major terminal stations in prefectural capitals. Station facilities will be completely reviewed and substantial new space will be created by constructing artificial ground, etc.

The reborn Ueno station

Ueno station was reborn in February 2002 as the first station developed under the *Cosmos Plan*. Ueno station, which originally opened in 1883, is one of the main stations within Yamanote line. The Ueno district is full of history, culture and vitality. JR East enhanced its earning power through the creation of a user-friendly station while maintaining the traditional aspects of the community. In addition, it opened new shopping street, *atré Ueno*, consisting of 54 restaurants and stores in a newly created commercial space of about 6,000 m². As a result, through the synergy effect of JR East's ability to attract customers at Ueno station and the activities of its non-transportation businesses, revenues from short-distance passenger tickets of the station increased and *atré Ueno*'s sales are exceeding the pace of original projections.

JR East will continue to make great efforts to further implement the *Station Renaissance* program, which will enhance customer convenience and the earning power of JR East by adding new functions and services compatible with the character and features of each station.

UENO STATION IN THE TOKYO AREA


Omiya
Ikebukuro
Ueno
Shinjuku
Shibuya
Tokyo
Chiba
Hachioji
Shinagawa
Yokohama
Yamanote line

Six Busiest Yamanote-line Stations
(avg. passengers daily)


Shinjuku 1,507,582
Ikebukuro 1,140,510
Shibuya 856,330
Tokyo 745,222
Shinagawa 507,150
Ueno 378,776

Figures for fiscal 2001

Comparison of Major City Transportation Markets


Number of Passengers (millions)
10,000
5,000
4,000
3,000
2,000
1,000
0
JR East
N.A.
N.A.
Tokyo
London
Berlin
Paris
Rome
New York
Urban Railways (including JR East)
Subways

Tokyo: the year ended March 31, 2000
Reference: Statistics of Railways, Survey of Regional Movement, Ministry of Land, Infrastructure and Transport
Urban Railways: 8 main passenger railways and JR East (JR East figures include data from the bordering lines of JR Central)
Subways: Teito Rapid Transit Authority and Tokyo Metropolitan Transportation Bureau

London: the year ended March 31, 2000
Reference: Transport Statistics Great Britain 2001
Subways; LUL

Berlin: the year ended December 31, 1997
Reference: DBAG Annual Report and Accounts 1997
Urban Railways: Berlin S-Bahn GmbH
Subways: BVG

Paris: the year ended December 31, 2000
Reference: Rapport annuel 2000 RATP
Urban Railways and Subways: RATP

Rome: the year ended December 31, 2000
Reference: HPs of ATAC-Cotral
Subways: Metroferro SpA

New York: the year ended December 31, 2000
Reference: NYMTA Annual Report 2000, HPs of MTA, Jane's Urban Transport Systems 2001/2002
Urban Railways: Long Island Railroad, Metro-North Railroad, NJ Transit
Subways: New York City Transit Authority, Staten Island Railway, PATH



> TRANSPORTATION BUSINESS SUPPORTS JR EAST AS A STABLE PROFIT RESOURCE.

Aiming to Become the World's Number One Railway

The railway is a safe and reliable mode of transportation. It is excellent method for transporting large volumes of passengers and freight rapidly, especially over medium and long distances. Railways are also extremely energy efficient and environment-friendly. JR East is using these characteristics to the full as it strives to build the best rail system in the world.

Passenger Volume

Passenger Kilometers


Billions
Japan
1,419.7
U.K.
719.2
Germany
955.6
France
822.3
Italy
885.5
U.S.
3,987.1
Railways
Motor Vehicles
Airlines
Ship

Figures for Japan are for the year ended March 31, 2001; figures for the U.K. are for the year ended March 31, 2000; figures for Germany, France and Italy are for the year ended December 31, 1999; and figures for the U.S. are for the year ended December 31, 1997.

Accident Frequency per One Million Train-Kilometers


Number of Accidents
JR Group
0.65
U.K.
N.A.
Germany
0.91
France
0.84
Italy
0.73
U.S.
N.A.

Note: 1. As of December 31, 1999, except JR Group (including JR East) figures as of March 31, 2000
2. Germany: Deutsche Bahn AG (German Railways),
France: Société Nationale des Chemins de fer Français (French National Railways),
Italy: Ferrovie dello Stato S.p.A.(Italian National Railways),
3. Prepared by JR East based on materials from International Union of Railways (Union Internationale des Chemins de fer)

Largest Passenger Volume

Japan's economic and geographical characteristics are reflected in the heavy reliance of Japanese society on railways. JR East, which serves an area that includes Tokyo, boasts the highest passenger volume in the world.

Safety and Reliability

Japanese railways are famous for operating punctually. JR East maintains extensive safety and accident-prevention systems. This commitment is reflected in an extremely low accident rate and extremely reliable transportation services.

JR East's average delay per train was 0.4 minutes for Shinkansen and 0.7 minutes for conventional lines, and railway operating accidents per one million train-kilometers were 0.45 cases in fiscal 2002.

Consumer-Focus Services

JR East maintains a thorough commitment to consumers in all of its activities. Its aim is to provide services that precisely match customer needs.

Environment Protection

JR East makes strong efforts to protect the environment. It is working to minimize the environmental load from its activities by setting targets to be achieved by fiscal 2006 and by implementing its own action programs to achieve those targets.

Operating Revenues


70%

	(Millions of Yen)
2002	1,789,599
2001	1,801,370

Operating Income


74%

	(Millions of Yen)
2002	235,585
2001	244,631

Passenger-Kilometers



(Millions of Kilometer)	2002	2001
Shinkansen network	17,741	17,679
Tokyo metropolitan area network	76,200	76,457
Intercity and regional networks	30,975	31,028

Notes: 1. Percentage is a ratio of fiscal 2002.
2. Operating revenues mean operating revenues from outside customers.

> SHINKANSEN BULLET TRAIN NETWORK

> OVERVIEW

JR East operates a five-route Shinkansen network, comprising the Tohoku, Joetsu and Nagano Shinkansen lines and the Yamagata and Akita hybrid Shinkansen lines, with through service to conventional lines (see map).

The 535.3-kilometer Tohoku Shinkansen runs between Tokyo and Morioka. The fastest train on this line covers the distance in 2 hours and 21 minutes. The 303.6-kilometer Joetsu Shinkansen links Omiya and Niigata. Minimum time between Tokyo and Niigata (333.9 kilometers) is 1 hour and 37 minutes. The 117.4-kilometer Nagano Shinkansen extends from Takasaki to Nagano. This service cuts travel time between Tokyo and Nagano (222.4 kilometers) to 1 hour and 19 minutes. Yamagata hybrid Shinkansen (through service to conventional lines) covers 421.4 kilometers between Tokyo and Shinjo, and its shortest travel time is 3 hours and 7 minutes. Akita hybrid Shinkansen (through service to conventional lines) covers 662.6 kilometers between Tokyo and Akita, and its shortest travel time is 3 hours and 49 minutes. Revenues from the conventional line sectors of hybrid Shinkansen services are credited to intercity and regional networks.

Competition with Air Services

Japanese railways enjoy a competitive advantage over air services in medium- and long-distance transportation up to 750 kilometers. All major cities in the area served by JR East fall within this radius from Tokyo, which means that JR East is well positioned to compete with airlines.

> OPERATIONAL HIGHLIGHTS

Extension of Shinkansen to Hachinohe

In December 2002, the Tohoku Shinkansen will reach the city of Hachinohe. Hachinohe is located 96.6 kilometers from Morioka in the northern part of Japan's main island, Honshu (see map). The shortest travel time from Tokyo to Hachinohe (631.9 kilometers) will be reduced by about 40 minutes to just over 2 hours 50 minutes. Passengers making the 727.9-kilometer journey from Tokyo to

JR East's Five-Route Shinkansen Network


Shin-Aomori
Hachinohe
Akita
Morioka
Shinjo
Yamagata
Sendai
Niigata
Fukushima
Joetsu
Nagano
Takasaki
Omiya
Tokyo
Tohoku Shinkansen
Akita Hybrid Shinkansen
(Through Service from Morioka to Akita)
Yamagata Hybrid Shinkansen
(Through Service from Fukushima to Shinjo)
Joetsu Shinkansen
Nagano Shinkansen
Extension to Hachinohe (December 2002)
Under Construction

Shares of Each Mode of Transportation in Japan According to Distances

Average from Fiscal 1996 to Fiscal 2000


Total Number of Passengers (millions)
0-100km
10.0
16.2
73.7
0.1
82,257
100-300km
21.8
2.3
75.5
0.3
1,394
300-500km
35.6
57.9
2.6
0.1
3.9
189
500-750km
56.8
24.9
2.2
16.1
88
750-1000km
24.7
25.8
0.7
48.8
32
Over 1000km
6.8
10.0
0.4
82.8
51
JR Passenger Companies (including JR East)
Other Passenger Railways
Motor Vehicles
Ships
Airlines

Source: Ministry of Land, Infrastructure and Transport
Figures are based on number of passengers



Aomori will be able to change to a limited express train on a conventional line at Hachinohe, and the shortest travel time for the trip will be cut by about 30 minutes to just under 4 hours. To coincide with the extension to Hachinohe, JR East will introduce new type of trains equipped with IT-based services (see IT-related Topic). There will also be new features designed to enhance passenger comfort, including an active suspension system to control horizontal movement of the railcars. To reduce costs, JR East also emphasized ease of maintenance in the design of the new railcars. In addition, significant portion of the railcars will be built using environment-friendly recyclable materials.

Seating Services

There is growing demand for commuter services via the Shinkansen network. To stimulate further growth in demand, JR East is strategically increasing capacity by introducing *Max* all-double-decker E4 series Shinkansen trains.

> IT-related Topic

New Train for Hachinohe Extension

JR East will introduce a new type of trains for the opening of the Hachinohe extension on the Tohoku Shinkansen in December 2002. JR East plans to cease on-board ticket inspection by utilizing information gathered as passengers pass through the automatic fare collecting gate. LED displays in the trains will show information of the train's operations. In addition, a digital control system based on information technology will provide gentle, loss-free braking. This feature will improve passenger comfort while reducing traveling times and allowing trains to operate at closer intervals.

On-Board Ticket Inspection

Passenger information is transmitted directly to the conductor's portable terminal as soon as each passenger passes through the automatic fare collecting gate at stations. This minimizes disturbance to passengers in the trains and eliminates the need for manual on-board ticket inspections.



Advanced E2 series Shinkansen for Hachinohe extension
Trains traveling between Tokyo and Hachinohe will be changed from the eight-car trains that currently operate between Tokyo and Morioka to a 10-car format.



Shinkansen commuting scene
This 16-car, *Max* all-double-decker E4 series Shinkansen with 1,634 seats, boasts the largest capacity in the world for high-speed train services.

Shinkansen On-Board Ticket Inspection System


Station
Reservation data
Reservation data distribution server
On-board ticket inspection is not required for passengers who passed through the automatic fare collecting gate.
"No ticket check is required."
Conductors' portable terminal
Reservation status for the train is updated soon after the train leaves each station.

> TOKYO METROPOLITAN AREA NETWORK

> OVERVIEW

This network consists of 1,106.1 operating kilometers that link central Tokyo with surrounding areas. Most of these lines are within a radius of about 100 kilometers from Tokyo station. JR East claims nearly half of the Tokyo area rail transportation market, which is immense and profitable, in terms of both passenger-kilometers and operating revenues.

Rush Hour on Yamanote Line

The commuter rush hours on Yamanote line encircling Tokyo are well known. The Tokyo metropolitan area has a population of 33 million. Everyday, over 2.5 million passengers, commuting into Tokyo, involves a change from suburban commuter trains extended outward from the Tokyo area in five directions. During peak times, some of the JR East trains in the Tokyo metropolitan area network run at 120-second intervals.

Competition with Subways and Other Major Passenger Railways

Competition with subway networks and other major passenger railway systems in Tokyo is intensifying due to ongoing development of their networks and services. JR East is meeting this challenge by strengthening its network through the opening of various routes. By using existing facilities, it is able to develop new routes without large-scale capital outlays. JR East has never raised fares since its inception in 1987, except to reflect the introduction and revision of the consumption tax. On the other hand, faced with sizable investments needed to boost capacity, most of the other major passenger railways have been compelled to raise fares repeatedly on most of their lines during the same period. Thus JR East's price competitiveness has risen.

Upgrading commuter services is a primary objective in this sector. JR East is taking many steps to increase capacity and relieve congestion, as well as to raise train speeds and increase passenger comfort for example by operating commuter trains that provide guaranteed-seat service.

> OPERATIONAL HIGHLIGHTS

> IT-related Topic

Suica

JR East launched the IC card *Suica* automatic fare collecting system in November 2001. This convenient new system enables smooth passage through the automatic fare collecting gate merely by touching it with the *Suica* card, without the need to remove it from its case. As of June 2002, the service was available at 470 stations, including 9 Tokyo Monorail stations, throughout most of the Tokyo metropolitan area network.

Opening of New Routes

In December 2001, JR East opened the new Shonan-Shinjuku line, which traverses central Tokyo through Shinjuku station and directly links the southern and northern suburbs of the metropolis. In December 2002, JR East will introduce through services between its



Rush hour on Yamanote line



Automatic ticket vending machine that adds stored value to *Suica* IC cards.



Saikyo line and Rinkai line. Rinkai line is operated by Tokyo Waterfront Area Rapid Transit Corporation and serves Tokyo's waterfront district. In addition, work will begin on the development of another new direct service, which will also link southern and northern Tokyo, but through Tokyo station. These new routes will reduce travel times, eliminate the need to change trains and alleviate congestion on parallel sections of Yamanote line.

Tokyo Monorail

In February 2002, JR East acquired Tokyo Monorail, which provides access to Tokyo's Haneda International Airport. Haneda is the closest airport to central Tokyo. It is already used by 50 million people a year, and there are proposed plans for the future construction of a new runway. Around 90% of Tokyo Monorail passengers transfer from lines run by JR East. In December 2002, work will begin on the construction of escalators and other facilities to facilitate transfers and provide barrier-free access to the Monorail terminal at Hamamatsucho station. This acquisition will strengthen JR East's network and stimulate new demand.

Chuo Liner

In December 2001, JR East introduced the *Chuo Liner* on its Chuo line. The purpose of the new service was to improve seating services on Tokyo's crowded trains by running trains with all reserved seats. When a passenger buys a Liner ticket at a ticket machine in a station, the information is immediately transmitted to the conductor's terminal. The conductor then only needs to inspect the tickets of passengers sitting in unsold seats.



Chuo Liner

Enhanced Tokyo Metropolitan Area Network


Omiya
Akabane
Ikebukuro
Ueno
Shinjuku
Tokyo
Hachioji
Takao
Hamamatsucho
Shin-Kiba
Osaki
Tokyo Teleport
Haneda Airport
Yokohama
Shonan-Shinjuku line
(Through service via Shinjuku)
Chuo Liner
(Guaranteed-seat service)
Tokyo Monorail
Through service between Saikyo line and Rinkai line
[December 2002 planned]
Tohoku through line
[Fiscal 2010 planned]
(Through service via Tokyo)

Note: Rinkai line is operated by Tokyo Waterfront Area Rapid Transit Corporation.

> INTERCITY AND REGIONAL NETWORKS

> OVERVIEW

Made up of 5,475.7 operating kilometers, intercity and regional networks represent over 70% of JR East's total network. They provide non-Shinkansen intercity services and regional services not included in the Tokyo metropolitan area network. The main services of the intercity network are the limited express trains. JR East continues to upgrade services with new rolling stock, more frequent departures and more convenient connections to Shinkansen lines. On the regional network, the Company is striving to raise efficiency. This primarily involves efforts to keep schedules closely in line with demand and the use of railway cars that require only a single operator.

Competition with Automobiles

Automobiles have an advantage in regional services outside of the Tokyo metropolitan area network because of their ability to provide door-to-door services. JR East is responding to this challenge by developing diversified services aiming at coexistence with automobiles, such as offering of bus or car-rental services.

> OPERATIONAL HIGHLIGHTS

Park and Ride

Parking lots at stations are being developed, especially in regional cities, to meet the needs of passengers who drive to their local station and then travel by train to their destinations. By the end of March 2002, parking lots with a total capacity for around 59,000 vehicles had been established at about 520 stations. These figures include both parking lots set up by JR East and large-scale free-parking facilities set up by local governments.

Rail and Rent-a-Car

JR East offers an innovative approach to travel. Passengers can combine the comfort of rail travel to their destination station, with the freedom of a rental car after they arrive. The *Rail and Rent-a-car* service, introduced a new service in April 1995, which allows passengers to rent cars at about one-half of the normal rate. As a result, in fiscal 2002, the number of passengers using the *Rail and Rent-a-car* service was about 148,000, which is nearly double the total for fiscal 1996.

Introduction of New Types of Limited Express Trains

JR East introduced new types of trains for limited express services, *Azusa* and *Kaiji* on Chuo line, which connect the Tokyo area and Kofu and Matsumoto, in December 2001. Because Chuo line runs through a section with rigid geographical features, the comfort of this new type of train has been improved by lowering the center of balance and controlling the entire train by computers. Larger windows are fitted for the enjoyment of the magnificent landscapes along the lines to enhance the attractiveness of train travel for passengers.



Park and ride



New types of limited express train
E257 series for Azusa and Kaiji on Chuo line



> TRAVEL AGENCY SERVICES

> OVERVIEW

JR East conducts sales of travel packages mainly in the *View Plaza* chain (travel agency), which has outlets at stations. In particular, JR East will implement customer-friendly measures on the basis of market research and planning of packages attractive to target customers by using its railway network. JR East also distributes information regarding attractive travel packages using railways by utilizing various media such as mass media and the Internet.

> OPERATIONAL HIGHLIGHTS

Travel products sold by JR East are carefully designed to match customer preferences. The current line-up includes the following products.

Nombiri Komachi

The *Nombiri Komachi*, or refreshing tours for young women, brand was launched in February 2001. The products are targeted toward working women in their twenties and thirties, who form a large population group in Japan and are strongly motivated toward travel. In fiscal 2002, packages were booked by almost 28,000 people.

Otona no Kyujitsu

The *Otona no Kyujitsu*, or holiday for seniors, brand first went on sale in July 2001. The products are designed to meet the travel needs of senior citizens in the 60-plus age group, in response to Japan's rapidly graying society.

Watashi no Kazoku

The *Watashi no Kazoku*, or tours for families, brand was launched in March 2002. In April 2002, full two-day weekends were introduced at all Japanese elementary schools and junior high schools. These family-oriented products were developed in response to the growing popularity of family weekend activities.

> IT-related Topic

eki-net Travel

In April 2001, JR East established a web site (http://www.eki-net.com) where consumers can book all of their ticketing requirements, including not only JR line tickets, but also air tickets, rental cars and hotels.


Japan Railways Seat Reservation Service

World eki-net
There is also a web site (http://www.world.eki-net.com) where passengers can book JR line tickets, including Shinkansen and *Narita Express* (which connects Narita International Airport with central Tokyo) tickets, in English.


お庭が素敵なお宿特集。
大人の休日
ジパング倶楽部
スローフード王国へ

Current line-ups of travel packages
From left, *Nombiri Komachi*, *Otona no Kyujitsu* and *Watashi no Kazoku*





> STATION RENAISSANCE—CREATING NEW STATION ENVIRONMENTS FOR THE 21ST CENTURY

Creating Synergies between Railway Operations and Non-Transportation Businesses

JR East stations, which are used by 16 million people everyday, are the Group's biggest business resource. JR East is dynamically implementing the Station Renaissance program to take full advantage of the potential of this resource. JR East is promoting a thorough review of station spaces and creating synergies between railway operations and non-transportation businesses.

Sunflower Plan

Launched in fiscal 1998, the *Sunflower Plan* mainly targets stations with passenger numbers generally in excess of 30,000. Activities include partial reviews of operational facilities at and around stations and short construction schedules with minimal investment to develop stores. In fiscal 2002, the *Sunflower Plan* initiatives added and improved a total of 20,000 square meters of space in stations, and 80 new restaurants and stores were opened.

Cosmos Plan

This new plan was launched in December 2000. It involves comprehensive reviews of existing operational facilities at stations where passenger numbers are in excess of 200,000, and major terminal stations in prefectural capitals. In addition, substantial new station spaces are being created through various means, including the construction of artificial ground.


Stations are the largest business resources of JR East, which are used by about 16 million customers per day.
Customers' viewpoints
The viewpoint of increasing the Group value
Designing the most appropriate layout of facilities at each station from scratch
Giving full play to the comprehensive power of the Group by using stations as stages
Enhancement of attraction of stations
Effecting a structural change into higher revenues
SUNFLOWER PLAN
○Partial review of layout of facilities at stations
○Speedy development with small investment
COSMOS PLAN
Designing new ways of using space and time
○Full-scale review of layout of facilities and existing stores at stations
○Creation of space by constructing artificial grounds, etc.

Station Space Utilization

Operating Revenues *Operating Income*


14%
8%

(Millions of Yen)

	Operating Revenues	Operating Income
2002	368,553	26,810
2001	348,994	27,104

Shopping Centers & Office Buildings

Operating Revenues *Operating Income*


7%
12%

(Millions of Yen)

	Operating Revenues	Operating Income
2002	165,276	38,494
2001	165,818	34,619

Other Services

Operating Revenues *Operating Income*


9%
5%

(Millions of Yen)

	Operating Revenues	Operating Income
2002	219,950	16,084
2001	229,859	18,092

Notes: 1. Percentage is a ratio of fiscal 2002.
2. Operating revenues mean operating revenues from outside customers.

> STATION SPACE UTILIZATION

> OVERVIEW

Each day, 16 million passengers pass through JR East stations. Space in those stations is utilized for a variety of businesses, including retail outlets, convenience stores and restaurants. The list includes 1,100 kiosks selling newspapers, snacks and other items, as well as 300 convenience stores.

Regarding these stores, JR East makes strong efforts to vitalize them by carrying attractive merchandise and enhancing services, as well as by actively renewing the stores. Moreover, JR East is developing new types of businesses by introducing the know-how of companies outside the Group.

> OPERATIONAL HIGHLIGHTS

Development of New Business Formats

JR East is working to meet the increasingly diverse needs of customers by forming partnerships outside of its own corporate group with companies that have strong brand names. These partnerships allow JR East to apply the knowledge and other resources of non-group companies to the development of products and menus that are suitable for station sites. To date, partnerships have been formed with Ryohin Keikaku Co., Ltd., which sells products under the Muji brand, Fast Retailing Co., Ltd., the casual apparel chain operator, and Yoshinoya D&C Co., Ltd., which operates over 1,000 gyudon (beef bowl) restaurants.

Tokyo Shokudo Central Mikuni's was opened in Tokyo station in October 2001 in partnership with Kiyomi Mikuni, a noted international chef specializing in French cuisine. The restaurant offers an extensive menu of reasonably priced Japanese, Western and Chinese food, ranging from light snacks to full-course meals.

Fusion of Railway Operations and Non-transportation Businesses

JR East has begun to develop stores that combine a variety of services, including retailing, food and beverages and sales of travel packages. In May 2001, it established *Becks Coffee* and *Mujirushiryohin.COM KIOSK* outlets in the ticket office and *View Plaza* travel agency of Hachioji station (Tokyo). In March 2002, fusion stores with café facilities were opened in the *View Plaza* of Kichijoji station (Tokyo), Tokyo station and Shin-Urayasu station (Chiba).

O-bento

In July 2001 JR East introduced a new frozen *O-bento* (lunch-box) made entirely from organic natural ingredients. These revolutionary products set a new standard for safe, healthy, high-quality lunches. JR East estab-



Tokyo Shokudo Central Mikuni's



Shopping complex in Hachioji station



O-bento



lished a local subsidiary and food manufacturing plant in California. Food is processed there and then imported into Japan for sale as frozen lunch-boxes.

Restructuring of Retailing and Restaurant Operations

The JR East Group is also restructuring its retailing and restaurant operations. In April 2001, a subsidiary which operated restaurants merged with another subsidiary which operated fast food stores. By combining knowledge of both the restaurant and fast food fields, this new organization will be able to manage outlets with enhanced efficiency.

In October 2001, JR East restructured its convenience store operations and launched a new format called *NEWDAYS*. The merchandise procurement and distribution and computer systems of these stores are being integrated to improve operating efficiency.

> IT-related Topic

eki-net Shopping

Stations are used everyday by large numbers of commuters, making them the ideal distribution points for IT-based service. Since April 2000, customers have been able to pick up books, CDs and other merchandise ordered over the Internet shopping mall, *eki-net Shopping*, at convenience stores and certain restaurants in stations. From September 2001, shoppers can order books and pick them up at a specified station on the following day. Goods can be picked up at 288 outlets in 188 stations, mainly in the Tokyo metropolitan area (figures are as of May 31, 2002). IT is helping to boost the sales performance of the entire JR East Group. For example, by using the Internet, it is possible to offer a wide range of goods, even in the limited space available in stations.



Shopping mall *eki-net Shopping*



NEWDAYS
New format of JR East's convenience store

> SHOPPING CENTERS & OFFICE BUILDINGS

> OVERVIEW

Stations and nearby land are highly profitable assets of JR East. Shopping centers on station land raise the value of existing assets while offering passengers the convenience of being able to do their shopping at stations. As of March 31, 2002, JR East was operating 110 shopping centers and 13 office buildings. When developing these facilities, JR East is concentrating on creating a mix of tenants that reflects customers' needs, the nature of the site and the characteristics of the local market.

> OPERATIONAL HIGHLIGHTS

New Buildings at Terminal Stations

At terminal stations, JR East is constructing large-scale buildings using the space above tracks and land adjacent to stations. In April 2002, a new building was opened at Meguro station on Yamanote line. In the spring of 2004, a new office building will be completed at Shinagawa station. There are also plans for a large-scale development at Tokyo station.


J-kids Lumine Kitasenju Nursery School
Kitasenju
Mitaka Lonlon
Ueno
Mitaka
Tokyo
JR Tokyu Meguro Building
Meguro
Shinagawa

JR Tokyu Meguro Building

In April 2002, JR East and Tokyu Corporation jointly opened the *JR Tokyu Meguro Building*. The new building includes a complex consisting of a station, office space and retail outlets above the tracks at Meguro station, which is served by a total of four railway lines, including JR East's Yamanote line and Tokyu's Meguro line, providing direct access to many locations in central Tokyo. This location is ideal for both office and retail facilities. JR East owns approximately 24,000 m^2 out of total floor area of approximately 52,000 m^2.

Large-Scale Development Plan at Tokyo Station

On the Yaesu (eastern) side of Tokyo station, JR East plans to build twin high-rise towers with an aggregate planned floor space of approximately 340,000 m^2, for use mainly as offices and shopping centers. Construction will be completed in fiscal 2008 for the first phase and in fiscal 2011 for the second phase. In addition, the historic station building on the Marunouchi (western) side of Tokyo station will be restored to its original form as completed in 1914. That project will be completed in fiscal 2011. There are also plans for the redevelopment of the station-front community squares on each side of Tokyo station. Construction will be finished in fiscal 2010.



JR Tokyu Meguro Building



Large-scale development plan at Tokyo station (conceptional drawing)


MITAKA

Mitaka Lonlon
Mitaka Lonlon is an example of a suburban station building with a focus on the essentials of daily life.



J-Kids Lumine Kitasenju Nursery School
In August 2001, *J-Kids Lumine Kitasenju Nursery School* opened in Kitasenju in northeastern Tokyo as the fourth tenant of this type. Stations provide extremely convenient locations for such facilities, and more are expected to appear in the years ahead.



Focus on Everyday Living

At suburban stations, JR East operates smaller shopping centers at stations. The main tenants are retailers with a focus on the essentials of daily life, such as fresh food stores, drug stores, bookstores, CD shops and restaurants. These outlets are popular with customers in the communities around the stations.

> IT-related Topic

Ekipara

Ekipara is a portal site established to provide integrated access to all information, mainly about JR East Group shopping centers at stations. Users can retrieve information by location or type of business or shop, including data about almost 110 shopping centers and 9,000 shops. Other services include an e-mail magazine and message board pages for members.


atré

Ekipara

> OTHER SERVICES

ADVERTISING AND PUBLICITY

> OVERVIEW

Spaces in stations and trains of JR East, whose network is used by 16 million passengers daily, are ideal for a broad range of advertisements. JR East is promoting advertising services by utilizing such spaces. For example, a single 11-car Yamanote line train has space for more than 1,500 individual ads, all benefiting from high readership. Efforts continue to target the development of new advertising techniques in a manner that addresses the needs of customers and bolsters advertising revenues.

> OPERATIONAL HIGHLIGHTS

Advertising on Train Car Bodies

Prohibition of advertising on the outside of trains by the Tokyo Metropolitan Government for aesthetic reasons has now been lifted, and in February 2002, JR East began to sell advertising space on its train car bodies. There is strong interest in advertising on Yamanote line cars, which has particularly high impact because of the large number of passengers that use the line.

> IT-related Topic

In-Train Video Advertising

The E231 series Yamanote line cars, which were introduced in April 2002, have two 15-inch display monitors above each door. These are used to display video advertising, as well as train operating information and other information.


mod's hair

Advertising on train car bodies


Ikebukuro
Shinjuku

In-train video advertising

HOTEL OPERATIONS

> OVERVIEW

Hotels are a powerful vehicle for generating income from real estate holdings and have synergies with railway operations and travel agency operations. JR East has established several types of hotels, including city hotels, business hotels and long-term-stay hotels, under separate brands. Since April 1998 *JR East Hotel Chain*, which is centralizing management of these brands to better enable hotel operations to benefit from JR East's network and generate economies of scale. Among specific actions are stronger chain management, as well as joint advertising and procurement activities.

> OPERATIONAL HIGHLIGHTS

The HOTEL METS Chain

HOTEL METS specializes mainly in accommodation services. It offers comfortable, reasonably priced rooms with facilities similar to those found in city hotels. As of June 2002, there are 12 *HOTEL METS*, mostly located in the Tokyo area. A new one will open in Hachinohe to coincide with the extension of the Tohoku Shinkansen line in December 2002. The quality of the *HOTEL METS* chain is being improved through service standardization, including the development of know-how based on the ISO 9001 quality management system, for which JR East has acquired certification.

HOTEL METS Shibuya was opened at Shibuya station in November 2001. There is fierce competition among business hotels in the Shibuya district, but the new hotel is strongly differentiated by its direct access to the station and by an array of tenant retailers specializing in goods and services that appeal to working women, including a health supplement store and a relaxation salon. This is the 11th *HOTEL METS*, and with 186 rooms it is the largest.

The Hotel Metropolitan Chain

The JR East Group has developed 10 full-service, city hotel-type *Metropolitan Hotels*. These are located mainly in Tokyo, prefectural capitals and at Shinkansen stations.

The *Hotel Edmont* is a city hotel located in the Iidabashi district of central Tokyo. To meet the strong demand for accommodation, a 220-room annex will be opened on currently under-utilized land near the hotel in March 2003.



HOTEL METS Shibuya



Hotel Edmont Annex (conceptional drawing)


Metropolitan Hotels
HOTEL METS
YAYOI Kaikan
Long-term stay Hotels
Morioka
Akita
Kitakami
Shinjo
Yamagata
Sendai
Niigata
Fukushima
Nagaoka
Nagano
Takasaki
Omiya
Tokyo
Urawa
Tabata
Ikebukuro
Hotel Edmont
Kokubunji
Shinjuku
Tokyo
Shibuya
HOTEL METS Shibuya
Shinagawa
Musashi
Mizonokuchi
Kawasaki



CARD BUSINESS

> OVERVIEW

JR East's credit card, *View Card*, has a growing number of cardholders, mainly people who patronize JR East stations, shopping centers and hotels. As of the end of June 2002, the number of *View Card* members is approximately 2.2 million based on the number of applications.

Beginning in April 2000, *View Card* is honored at the approximately 22 million VISA member merchants all over the world, making the card substantially more convenient to use.

JR East plans to continue aggressive expansion of its credit card business. Growth will enable JR East to raise the level of service to customers by responding to Japan's rising demand for cashless purchasing, as well as to generate valuable cardholder data on purchasing patterns that can be incorporated in marketing programs. Another key strategy calls for the future integration of *View Card* with *Suica*.

> OPERATIONAL HIGHLIGHTS

> IT-related Topic

View Card with *Suica* Functions

In fiscal 2004, JR East will combine its Group credit card, *View Card*, with its *Suica* contactless IC card, allowing *Suica* cardholders to use their *Suica* cards as credit cards.

VIEW ALTTE ATM

In October 2001 JR East launched its new *VIEW ALTTE* ATM network. Under this system, cashing services provided by other credit card companies can be used. By the end of June 2002, 85 terminals had been installed in 49 stations.

More Cards Accepted for Over-the-Counter Ticket Purchases

Until recently the only credit card accepted for over-the-counter ticket purchases in almost all stations of JR East was *View Card*. Since October 2001, customers have also been able to use JCB, Visa, MasterCard, American Express and Diners' Club credit cards.



VIEW ALTTE ATM

> OVERVIEW

The business environment in which JR East operates is changing rapidly because of the diversification and increasing sophistication of customer needs, the aging of the population, Japan's low birth rate and deregulation. As part of its adaptation to this environment, the JR East Group established the Research and Development Center of JR East Group in December 2001. The Center will serve as an integrated organization for the Group's R&D activities, which were previously dispersed. Through this center, JR East carries out technological development to further enhance safety, reduce costs and undertake other timely objectives.

The R&D focus for the JR East Group is the *e@train* concept. We refer to the newest and best form of "what the railway of the future should be" as *e@train*. It integrates the technological advancements and human imagination of the times and is subject to constant improvement as we harness ongoing technological developments and new ideas. The aim of this concept is to develop a safe, punctual, comfortable and easy-to-use railway system that is capable of meeting the diverse needs of customers. We will realize this goal by applying our accumulated technical knowledge and advanced technology to the creation of new value.

The letter "e" stands for various meanings, including "enjoyment," "environmental friendliness," "entertainment" and "economy."

> TOPIC

Principal *e@train* Research Themes

With the aim of realizing its *e@train* railway concept, each of the four R&D facilities of the Research and Development Center of JR East Group currently carries out the following research.

Research & Development Center of JR East Group


R&D Center
Frontier Service Development Laboratory
Advanced Railway System Development Center
Safety Research Laboratory
Technical Center



Research and Development Center of JR East Group
Opened in December 2001, the new Research and Development Center is located in Saitama City, about 30 minutes by train from central Tokyo.

New Railway Concept "e@train"


Anytime
Anywhere
Anyone
Home, Office, etc.
Providing information to meet diversified customers' demand
Inheriting railway technologies
Ticket Office
Station
Customized on-board services
Environment-friendly railway system
Check Gate
Seamless access to trains
Control system with IT
On-board
Ticketless, cashless
(PDA function + Ticket function + Money function)
Control
People-friendly stations
Infra-structure
Shinkansen as No. 1
Station
Desti-nation
Reliable & cost-effective facilities
Easy
Enjoyable
Economical

• FRONTIER SERVICE DEVELOPMENT LABORATORY

Marketing

This facility carries out innovative primary research in marketing, for example by conducting surveys to predict future trends. Because the Company's services in the past tended to be biased toward those centered on hardware, personnel have been recruited from outside of the JR East Group.

Services Using IT

JR East is conducting research and development related to a variety of high-tech service enhancements based on advanced information technology. This includes realization of ticketless and cashless transactions by the further development of *Suica*, development of a security system geared to railway stations and the development of ticket sales terminals with voice recognition capabilities.

• ADVANCED RAILWAY SYSTEM DEVELOPMENT CENTER

Advanced Commuter (AC) Train

The *AC Train* is a next-generation commuter train designed to meet passenger needs in the 21st century. Track trials commenced in February 2002.

The World's Best High-Speed Rail System (Shinkansen)

With the aim to make its Shinkansen system the world's best high-speed rail system, JR East continues to develop improved trains and infrastructure for its Shinkansen. JR East is developing faster, more comfortable and more environment-friendly Shinkansen.

Renovation of Control System Advances

Previously, train location was detected by using track circuits. In the new IT-based train control system *ATACS*, a train detects its location by itself. By introducing *ATACS*, we will continue to reduce costs by efficiently allocating the ground and on-board equipment, to further improve safety and to improve transportation efficiency by using IT to the full.

• SAFETY RESEARCH LABORATORY

Preventing Major Accidents

The Safety Research Laboratory leads R&D activities relating to the elimination or reduction of the four types of risk affecting safety: collisions, level crossing accidents, natural disasters and derailments.

• TECHNICAL CENTER

Maintenance Cost Reduction

The Technical Center carries out a variety of development activities relating to the reduction of maintenance costs. Project areas include labor-saving equipment and mechanization systems.



The *AC Train*
A train which addresses the needs of the 21st century, such as cost reduction, improved transport reliability, improved passenger services, improved transportation accessibility and environment-friendly operation.





East-i
This next-generation integrated electrical testing vehicle operates on Shinkansen tracks. It handles tasks that previously had to be performed manually, such as track inspections and testing of contact wires.



TC type low-maintenance track
This track was designed to minimize labor requirements for maintenance tasks.

ENVIRONMENT PRESERVATION

> OVERVIEW

Railways are the most energy efficient means of mass transportation. Railways account for approximately 30% of passenger transportation in Japan but only 7% of energy consumption. In addition, emissions of carbon dioxide, which is blamed to be the cause for global warming, are low in proportion to the unit transportation volume. Through its railway operations, JR East plays an important role in preserving the environment.

> TOPIC

Environmental Targets

JR East established its Ecology Promotion Committee in 1992. In 1996, it set environmental targets that included a 20% reduction of carbon dioxide emissions compared with levels in fiscal 1991. This emphasis on environmental activity guidelines continued during the formulation of *New Frontier 21*, which includes environmental targets to be achieved by fiscal 2006.


Annual Environmental Report 2001
EAST JAPAN RAILWAY COMPANY

Environmental Report
The full Environmental Report is available for download at http://www.jreast.co.jp/eco/english/index.html

Environmental Management

In February 1999, JR East's Niitsu Rolling Stock Plant became the first Japanese Railway facility to obtain certification of ISO 14001, an international standard for environmental management systems. JR East has emphasized its environmental management system through various measures, including publicly announcing its environmental accounting, starting from September 2000.

Specific environmental initiatives include the introduction of the E231 series rolling stock, which require only one-half of energy required by conventional rolling stock. Measures such as this have slashed CO_2 emissions resulting from JR East operations in fiscal 2002 by 17% compared with the level recorded in fiscal 1991.

JR East is an active recycler. Trash is sorted at stations or on trains for recycling. For example, old newspapers are recycled to make copy paper for use at JR East's offices. Efforts such as this have raised the general waste recycling rate for JR East's stations and trains to 36%.

Barrier-Free Access

JR East continues to promote the construction of comfortable railways that can easily be used by not only physically disabled people, but also passengers that are not accustomed to using railways, in line with the trends of an aging society and international society at large.

CO_2 Emission Volumes in Proportion to the Unit Transportation Volume of Each Means of Transportation in Japan


(g-CO2/passenger-km)
JR East 14
Railways 17
Buses 54
Private autos 166
Airplanes 116

Note: Prepared by JR East based on the Survey on Transportation-Related Energy Consumption, 2000 edition (results of the year ended March 31,1999)



Entry/exit steps for passengers in wheelchairs
The *AC Train*, a next-generation commuter train system, has specially designed steps to facilitate wheelchair accessibility.

Trend of the Number of Stations with Elevators and Escalators


Units
Number of Stations
1,200
1,000
800
600
400
200
0
300
250
200
150
100
50
'97 '98 '99 '00 '01 '02
Escalators
Stations with escalators
Elevators
Stations with elevators

SOCIAL CONTRIBUTION

> OVERVIEW

JR East contributes to the enrichment of regional culture through its involvement in a variety of cultural activities. The Group's cultural initiatives are mainly conducted through the East Japan Railway Culture Foundation. JR East also contributes to the international community by sharing of railway technology and corporate culture through Union Internationale des Chemins de fer (UIC).



Replica of the original Shimbashi station (conceptional drawing)
JR East is building a replica of the original Shimbashi Station, from which Japan's first train departed in1872. The building will be completed in the spring of 2003. It will be used as a public museum with displays detailing railway history and culture.

> TOPIC

East Japan Railway Culture Foundation

JR East established the East Japan Railway Culture Foundation in March 1992. It has continuously supported the Group's social contribution activities such as promotion of regional culture, railway-related surveys and research and international cultural exchanges.



UIC crew seminar
JR East Chairman Masatake Matsuda is serving as Vice Chairman of the UIC and Chairman of the World Executive Council, which is the decision-making institution of UIC.

Union Internationale des Chemins de Fer (UIC)

JR East is a full member of the UIC, an organization dedicated to international cooperation among the world's railway companies. The JR East Group contributes to the international community through its railway technology, including participation in technological cooperation, and the acceptance of trainees.

Complete Private-Sector Ownership

JR East has 4 million shares of common stock issued and outstanding. When the Company's shares were listed on domestic stock exchanges in October 1993, 2.5 million shares were sold to the public. Subsequently, 1 million shares were sold to the public in August 1999. The remaining 500 thousand shares which had been held by the JNR Settlement Headquarters of Japan Railway Construction Public Corporation (JRCC) were sold to the public in June 2002, and JR East finally achieved full privatization to become an entirely private-sector enterprise 15 years after its inception.

Prior to this achievement of full privatization, the amendment law, which generally excluded the three JR Companies in Honshu (the Company, Central Japan Railway Company and West Japan Railway Company), from the *Law Concerning Passenger Railway Companies and the Japan Freight Railway Company* (the JR Law) took effect in December 2001. Previously, under the JR Law, approval of the Minister of Land, Infrastructure and Transport was required for a number of actions. Among them were issuing new stock and bonds; taking out loans with a repayment period of more than one year; appointments and dismissals of representative directors and corporate auditors; annual business plans; the transfer of major property; and the appropriation of earnings. The Company is no longer subject to these approvals.

Under the authority of the amended JR Law, the Minister of Land, Infrastructure and Transport has issued guidelines relating to the matters needing consideration for the time being in cases where the three companies in Honshu including the companies which, if any, will be involved in management of the railway business by splitting, etc., (the Three Companies and their successors) carry out business in order to secure passengers' convenience, etc., in consideration of the purpose of the JNR restructuring. The amended JR Law also provides that the Minister of Land, Infrastructure and Transport may guide and advise the Three Companies and their successors in cases where business operation that takes these guidelines into account is needed to be secured, and warns and directs them further in case where business operation contrary to the guidelines is carried out without any justifiable reason.

Matters provided in the guidelines are as follows:

• Matters relating to security of tie-up and cooperation between the companies such as appropriate set-up of passenger fares and charges between JR companies, smooth use of railway facilities and other factors of the railway businesses.

• Matters relating to appropriate maintenance of the routes currently in operation and security of users' convenience at the time of preparation of the stations and other railway facilities considering change in the trend of transport demand and other factors after the implementation of the JNR restructuring.

• Matters relating to consideration given to small- and medium-sized companies in order to avoid inappropriate interference in business activities of such companies or inappropriate violation of their benefits.

JR East has been taking note of the matters provided in its guidelines while carrying out its business operations and intends to continue to do so as a matter of course in the future. Therefore, JR East does not think the existence of these guidelines will hinder its management.

Although the Company is no longer subject generally to the amended JR Law, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1,2001 are unsecured bonds without general mortgage preferential rights. The Company issued its first unsecured bonds in March 2002.

Disposition of Long-Term Liabilities of Former Japanese National Railways (JNR)

When JNR was restructured in April 1987, responsibility for its long-term liabilities was clearly divided between the national government and the JR Companies. The process leading to this division included debate in the Diet. At the time of the restructuring, JNR's liabilities totaled ¥37.1 trillion, including costs that will be incurred in the future. The JR Companies were allocated ¥14.5 trillion of this amount, and Japanese National Railways Settlement Corporation (JNRSC) assumed responsibility for the remaining ¥22.7 trillion. It was decided at this time that JNRSC would repay as much of this amount as possible using funds generated by the sale of land left by JNR and JR Company stock held by JNRSC. Any remaining liabilities were to be assumed and disposed of by the national government.

However, sales of land by JNRSC were temporarily halted by the October 1987 Guidelines for Urgent Measures to Deal with Land that were determined by the Cabinet. Japan's economy subsequently fell into a recession in the early 1990s, further preventing JNRSC from selling land. Furthermore, a delay in the sale of stock in JR companies and other factors meant that liabilities could not be decreased; on the contrary, interest payments caused them to increase.

As of April 1987, liabilities held by JNRSC were ¥25.5 trillion, the combination of the above-mentioned ¥22.7 trillion and ¥2.9 trillion. The ¥2.9 trillion was one portion of the Shinkansen usage fees paid by the three Honshu-based JR passenger railway companies, and was to be used to repay JNRSC's debt. Due to the above factors, these liabilities had grown to ¥28.3 trillion by the dissolution of JNRSC in October 1998.

In October 1998, the Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation was passed and enforced. It included the following provisions concerning the disposal of JNRSC's liabilities:

- JNRSC's interest-bearing liabilities would be assumed by the national government's general account and JNRSC would be absolved of its non-interest bearing liabilities to the government.
- The land, JR Company stock and other assets held by JNRSC would be transferred to JRCC, which would pay for pension and other obligations.
- With regard to the amount to be transferred from the Japan Railways Group Mutual Aid Association to the Welfare Pension, a portion of the liabilities legally assigned to JNRSC would become additional obligations of the JR Companies.

Discussing the possibility of imposing further additional liabilities on the JR Companies, the Prime Minister stated during the debate in the Diet prior to passage of this law: "Regarding those debts and pension liabilities of JNRSC that have not been designated for assumption by JR Companies, the Government is of the view that such obligations must not be imposed on JR Companies in the future."

Construction and Operation of Seibi Shinkansen Lines

The Seibi Shinkansen is a network of proposed Shinkansen lines pursuant to the Nationwide Shinkansen Railway Development Law. The basic plan for these new lines was decided in 1973. Currently, work is under way on five sectors of three lines. Within JR East's service area, JRCC is now involved in building full-scale Shinkansen lines on the Hokuriku Shinkansen line's one sector (Nagano–Joetsu) and on the Tohoku Shinkansen line's one sector (Hachinohe–Shin-Aomori). Service on the Hokuriku Shinkansen line's sector from Takasaki to Nagano already commenced in October 1997 (operationally named Nagano Shinkansen). The operation of the Tohoku Shinkansen line's sector from Morioka to Hachinohe will start on December 1, 2002.

JR East has reached the following agreement with the government.

(1) JR East will pay only usage fees after the Company has started operations on the new lines. The usage fees will not exceed the corresponding benefits of the applicable line. JR East will incur no financial burden other than these usage fees.

(2) JR East will separate itself from conventional lines running parallel to the new Shinkansen lines.

JR East agreed to the construction of the two lines mentioned above in its service area based on its judgment that these new lines would not adversely affect the Company's results.

In December 1996, the Japanese government and ruling parties agreed that all future decisions regarding the order for starting construction on Seibi Shinkansen lines should be based on the assent of the local governments and relevant JR company in respect of the profitability of each sector of the lines and management separation of the parallel conventional lines, etc., and that the financial burden of each JR company should be limited to usage fees and advance payments that do not exceed the corresponding benefits of the applicable line in each company's service area.

In May 1997, an amendment to the Nationwide Shinkansen Railway Development Law was passed. This amendment clarifies the division of responsibilities for funding new Shinkansen lines between the national and prefectural governments. Under this system, the national government funds two-thirds of construction costs and prefectures fund the remainder. JR East confirmed the basic principles of the Seibi Shinkansen lines in respect of the sectors between Hachinohe and Shin-Aomori of the Tohoku Shinkansen line and between Nagano and Joetsu of the Hokuriku Shinkansen line within the JR East's service area and has agreed to construct them. The construction of these two sectors commenced in March 1998. The construction of these two sectors is estimated to complete 12 years later and a little more than 12 years later, respectively, from the date of amended license of construction dated April 2001.

JR East's Yamagata and Akita hybrid Shinkansen are not covered by the Nationwide Shinkansen Railway Development Law. JR East has constructed these two lines independently, with the cooperation of the national and local governments in the form of interest-free loans and other support.

Deregulation

In December 1996, the Ministry of Transport (predecessor of the Ministry of Land, Infrastructure and Transport) decided on a policy of abolishing most of its restrictions, originally imposed to maintain the supply-demand balance, on the entry of companies in the public transportation sector. After much internal and public debate at the Council for Transport Policy and other organizations, an Amendment Bill to the Railway Business Law was passed in May 1999 and enforced in March 2000.

It includes the following provisions:

• Review of regulations on entry and withdrawal

Previously, railway companies needed a license from the Minister of Transport (predecessor of the Minister of Land, Infrastructure and Transport) to operate. The amended law requires only the Minister's permission. Operators wishing to cease providing a service now need to submit notification one year in advance, without having to seek permission as was previously required.

• Revisions of regulations on fares and charges

The amended law clearly states that approval is required for upper limits on ordinary fares and Shinkansen charges, a level below which companies can set and revise fares on their own after submitting prior notification of such action. Further, the amended law requires prior notification for revisions to limited express charges, which previously required approval for revisions, making revisions the same as those for Green Car (first class car) and Sleeper Car charges.

• Revision of regulations on technology

Procedures for obtaining approval for construction, a process that was extremely complex, have been simplified for railway companies certified by the national government as having a certain level of technical skills.

JR East has adopted the following positions regarding these changes.

Entry and withdrawal: Even though demand and supply restrictions have been lifted, the huge initial investment required by railways and extremely long period needed to recover those investments make it highly unlikely that a new competitor would have any impact on the Company's results.

Regarding withdrawal, JR East welcomes the establishment of a clear withdrawal method to replace the previously vague standards. However, the Company has no concrete plan at this time to cease service on any particular line, and regards this as a matter for future consideration.

Revisions of fares and charges: Regarding the approval of the Minister of Land, Infrastructure and Transport for upper limits on fares and charges, examinations must be conducted to ensure fares and charges do not exceed the sum of reasonable costs and profits following submission of an application for the approval of a fare and charge increase by a railway company. This calculation method is called the total-cost method.

The Company believes that this method has a number of major drawbacks. Among them are (1) higher costs can be translated into higher fares and charges, so there is no incentive for companies to implement effective management practices, and (2) the process of determining applicable expenses entails considerable time and labor expenses; government authorities thus become involved in how railways are managed.

Due to these problems, JR East has strongly urged that the total-cost method be replaced with the price-cap method. Under this method, railway companies would be free to adjust fares by submitting notification within a prescribed range, such as one based on the consumer price index. This method is already being applied to utilities in the United Kingdom, the United States and other countries.

The government will continue to study the price-cap method and other ways to improve the system for determining railway fares. Unfortunately, a plan does not exist at the present time for the immediate adoption of the price-cap method. Unless there is a significant change in the operating environment, JR East intends to retain its policy of avoiding fare increases. That means JR East will not be subjected to the total-cost method system for the time being. On the other hand, the decision of whether or not to adopt the price-cap method will not have an immediate effect on JR East's operations, although JR East will continue to strongly urge adoption of this method in order to establish an independent base for the Company's management.

Technology: For the new system for certifying railway companies, JR East obtained certification in December 2000 for the first time as a railway company.

Changes in Accounting Standards

In Japan, the accounting standards are presently being revised significantly in line with the trend of adoption of the international accounting standards, which enable more accurate understanding and analysis of the operating results and the financial position of the whole corporate group.

Following are the revised matters already applicable from the year ended March 31, 2000.

- Shift in emphasis from nonconsolidated to consolidated financial statements
- Scope of consolidation to be decided on the basis of the effective control and influencing standards
- Presentation of statements of cash flows
- Adoption of tax effect accounting

Following are the revised matters applicable from the year ended March 31, 2001.

- Presentation of interim consolidated financial statements (applicable from the interim period ended September 30, 2000).
- Adoption of Accounting Standards for Retirement Benefits (recognition of obligations for severance and retirement benefits, etc.)*
- Adoption of Accounting Standards for Financial Instruments (market values of financial instruments, etc.)*

In April 2002, Japan's Business Accounting Council issued draft accounting standards calling for the adoption of asset impairment accounting. Under the proposed accounting standard for long-lived assets, companies would be required to recognize an impairment loss in their income statements if certain indicators of asset impairment exist and the book value of an asset exceeds the undiscounted sum of future cash flows of the asset. The impairment loss would be measured as the excess of the book value over the higher of (I) the fair market value of the asset net of disposition cost and (II) the present value of future cash flows arising from ongoing utilization of the asset and from disposal after asset use. The standards cover land, factories, buildings and other forms of property, plant and equipment. Assets would be grouped at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. Restoration of previously recognized impairment losses would be prohibited. The draft calls for a two-year phase-in period beginning with the year ending March 31, 2004 during which companies may voluntarily adopt the new standards and mandatory adoption of the standards by the year ending March 31, 2006. The Business Accounting Council plans to issue a final set of standards in the summer of 2002 at the earliest, after evaluating comments received on the draft standards. Until the final set of standards is announced and its application to railway companies is determined, JR East cannot predict the future effect of the new accounting standards on its results of operations.

*For further details, see Notes to consolidated financial statements.

FINANCIAL SECTION

> CONTENTS

> 10-YEAR SUMMARY

East Japan Railway Company and subsidiaries

Years ended March 31	1993	1994	1995
Operating results			
Operating revenues	2,338,772	2,343,346	2,447,955
Operating expenses	1,875,306	1,902,465	2,034,546
Operating income	463,466	440,881	413,409
Net income	56,776	56,688	65,545
Segment information (*1)			
Operating revenues from outside customers			
Transportation	N/A	N/A	N/A
Station space utilization	N/A	N/A	N/A
Shopping centers & office buildings	N/A	N/A	N/A
Other services	N/A	N/A	N/A
Total	N/A	N/A	N/A
Segment information (*2)			
Operating revenues from outside customers			
Transportation	1,868,001	1,861,786	1,837,806
Merchandise sales	312,954	319,862	355,958
Real estate leasing Other services	157,817	161,698	254,191
Total	2,338,772	2,343,346	2,447,955
Financial Position			
Total assets	7,032,943	7,054,909	7,291,152
Long-term debt (including current portion)	2,295,382	2,232,203	2,255,471
Railway facilities purchase liabilities (including current portion) (*3)	3,021,739	2,969,802	2,912,176
Total long-term debt (sum of two items above)	5,317,121	5,202,005	5,167,647
Total shareholders' equity	550,389	586,714	621,292
Cash flows (*4)			
Cash flows from operating activities	532,940	474,146	419,935
Cash flows from investing activities	(331,195)	(314,868)	(351,321)
Cash flows from financing activities	(169,002)	(142,502)	(54,251)
Per share data			
Net income	14,194	14,172	16,386
Shareholders' equity	137,597	146,679	155,323
Cash dividends	5,000	5,000	5,000
Ratios			
Net income as a percentage of revenues	2.4%	2.4%	2.7%
Return on average equity (ROE)	10.7%	10.0%	10.9%
Ratio of operating income to average assets (ROA)	6.6%	6.3%	5.8%
Equity ratio	7.8%	8.3%	8.5%
Debt-to-equity ratio	1,176.3%	1,100.9%	1,070.3%
Other data			
Depreciation	280,889	269,777	288,138
Capital expenditures (*5)	N/A	N/A	N/A
Interest expense	335,577	314,903	291,266
Number of consolidated subsidiaries (As of March 31)	12	12	69
Number of employees (*6)	N/A	N/A	91,520

*1 The segmentation was changed to four new segments beginning with the year ended March 31, 2002.
The information for the year ended March 31,2001 is reclassified according to the new business segmentation. (see note 16 to consolidated financial statements)
*2 Real estate leasing was separated from other services beginning with the year ended March 31, 1998.
*3 Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen Facilities, the Akita hybrid Shinkansen facilities and the Tokyo Monorail facilities
*4 Owing to a change in accounting standards, statements of cash flows after the year ended March 31, 2000 use presentation methods different to those of previous years.
*5 These figures exclude expenditures funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities.
*6 Beginning with the year ended March 31, 2000, number of employees excludes employees assigned to other companies and temporary employees.
*7 Upon the merger of Japan Railways Group Mutual Aid Associations into the Welfare Pension, the Company shared the shortage of the assets to be transferred amounting to ¥77,566 million. This was paid in a lump sum and was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheets and was charged to income from the year ended March 31, 1998 to the year ended March 31, 2002 on a straight-line basis. (see note 2 to consolidated financial statements)

Millions of Yen (except for per share data)

1996	1997	1998	1999	2000	2001	2002
2,473,200	2,513,790	2,514,808	2,483,594	2,502,909	2,546,041	2,543,378
2,059,384	2,097,388	2,146,109	2,149,122	2,160,952	2,222,290	2,227,038
413,816	416,402	368,699	334,472	341,957	323,751	316,340
68,431	70,661	66,235	21,929	66,963	69,174	47,551
N/A	N/A	N/A	N/A	N/A	1,801,370	1,789,599
N/A	N/A	N/A	N/A	N/A	348,994	368,553
N/A	N/A	N/A	N/A	N/A	165,818	165,276
N/A	N/A	N/A	N/A	N/A	229,859	219,950
N/A	N/A	N/A	N/A	N/A	2,546,041	2,543,378
1,839,095	1,855,994	1,836,237	1,808,925	1,799,051	1,805,663	N/A
357,598	363,403	365,964	356,260	379,213	386,033	N/A
276,507	144,927	154,905	158,515	143,432	152,438	N/A
	149,466	157,702	159,894	181,213	201,907	N/A
2,473,200	2,513,790	2,514,808	2,483,594	2,502,909	2,546,041	N/A
7,345,760	7,384,463	7,381,794	7,287,033	7,308,391	7,247,089	7,022,271
2,247,931	2,223,163	2,285,063	2,320,246	2,319,664	2,307,483	2,060,838
2,851,373	2,812,547	2,713,737	2,610,966	2,499,023	2,392,241	2,318,997
5,099,304	5,035,710	4,998,800	4,931,212	4,818,687	4,699,724	4,379,835
669,291	719,510	765,424	766,880	856,401	923,568	930,746
504,761	497,242	410,662	365,296	474,715	455,470	455,045
(342,507)	(419,923)	(379,156)	(282,082)	(292,438)	(266,319)	(105,645)
(99,288)	(77,240)	(52,674)	(72,298)	(168,133)	(161,109)	(433,589)
17,108	17,665	16,559	5,482	16,741	17,294	11,888
167,323	179,878	191,356	191,720	214,100	230,892	232,687
5,000	5,000	5,000	5,000	5,000	5,000	5,000
2.8%	2.8%	2.6%	0.9%	2.7%	2.7%	1.9%
10.6%	10.2%	8.9%	2.9%	8.3%	7.8%	5.1%
5.7%	5.7%	5.0%	4.6%	4.7%	4.4%	4.4%
9.1%	9.7%	10.4%	10.5%	11.7%	12.7%	13.3%
994.6%	923.4%	861.3%	846.9%	750.4%	681.5%	650.7%
275,589	274,133	283,711	319,687	329,583	329,651	321,995
261,582	325,066	268,425	258,080	288,106	296,957	301,781
279,783	256,063	243,017	230,887	220,421	205,155	187,601
72	73	80	81	96	96	101
90,405	89,593	89,008	87,880	82,747	82,285	80,200

*8 Net income decreased significantly in the year ended March 31, 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railway Settlement Corporation. (see "Facts about Key Issues—Disposition of Long-Term Liabilities of Former Japanese National Railways")

*9 Beginning with the year ended March 31,1999, the declining balance method has generally been applied with respect to depreciation for structures related to Shinkansen railway fixtures. The straight-line method had been applied prior to the year ended March 31,1999.

*10 Accounting Standards for Financial Instruments were adopted beginning with the year ended March 31, 2000. (see notes 2 and 7 to consolidated financial statements)

*11 Tax effect accounting was adopted beginning with the year ended March 31,2000. (see notes 2 and 12 to consolidated financial statements)

*12 Accounting Standards for Retirement Benefits were adopted beginning with the year ended March 31, 2001. (see notes 2 and 13 to consolidated financial statements)

Total Long-Term Debt
(Billions of Yen)


5,000
4,000
3,000
2,000
1,000
0
'98 '99 '00 '01 '02
Long-Term Liabilities Incurred for Purchase of Railway Facilities
Long-Term Debt
Total Long-Term Debt

Shareholders' Equity
(Billions of Yen)


1,000
800
600
400
200
0
'98 '99 '00 '01 '02

Overview and Basic Financial Policy

During the year ended March 31, 2002 (fiscal 2002), the Japanese economy reentered a period of weakness due to stagnation of production activities, exacerbated by reduction of exports due to the slowdown of the economy overseas. In addition, in September 2001 terrorist attacks occurred in the USA, which increased future uncertainties even further. Although exports and production appeared to stop declining towards the end of the fiscal year, the economy remained in the doldrums in general with weak personal consumption due to continuing severe employment conditions and lower capital expenditures.

JR East with its consolidated subsidiaries continued to make efforts to expand revenues by maximizing the use of operational resources such as railway networks of the Shinkansen lines and stations in order to overcome such severe situations and implemented measures to increase the efficiency of business operations by carrying out a comprehensive review of overall expenses. As a result, operating revenues decreased 0.1% to ¥2,543.4 billion ($19,123 million), while operating income decreased 2.3% to ¥316.3 billion ($2,378 million). Net income decreased 31.3% to ¥47.6 billion ($358 million), affected by the increase in other expenses due to revaluation of part of securities held and loss on sales of fixed assets, despite lower interest expenses and gain on sales of investment in securities as a result of a partial sale of its Japan Telecom shares. The shareholders' equity ratio rose to 13.3% at the end of fiscal 2002 from 12.7% at the end of fiscal 2001.

For fiscal 2002, 102 subsidiaries were consolidated in the consolidated statement of income. Six subsidiaries were newly consolidated in fiscal 2002, because of investments and split-off. Liquidation of a subsidiary was completed in fiscal 2001. Furthermore, one subsidiary was deconsolidated in fiscal 2002, because of its merger with another subsidiary. As a result, the number of subsidiaries included in the consolidated balance sheet as of March 31, 2002 was 101.

For fiscal 2002, four affiliated companies were accounted for by the equity method. One affiliated company was newly accounted for by the equity method in fiscal 2002, and a second affiliated company was newly included in the consolidated balance sheet as of March 31, 2002, due to their increased significance in the aggregate. Two other affiliated companies were accounted for by the equity method until the interim period ended September 30, 2001, but ceased to be accounted for by the equity method because of sales of shares by JR East. As a result, the number of equity method affiliated companies included in the consolidated balance sheet as of March 31, 2002 was two.

The basic financial policy is to maximize free cash flows. Reducing total long-term debt remains the most important issue for the time being, with the recognition that strengthening financial position is still necessary. To ensure a suffi-

Note: In this discussion, total long-term debt is the aggregate of long-term debt and long-term liabilities incurred for purchase of railway facilities, including the current portion.

Operating Revenues
(Billions of Yen)



2,500
2,000
1,500
1,000
500
0
'98
'99
'00
'01
'02
Transportation
Station Space Utilization
Shopping Centers & Office Buildings
Other Services
Operating Revenues

Operating Income
(Billions of Yen)



500
400
300
200
100
0
'98
'99
'00
'01
'02

cient level of funds to achieve debt reductions and meet other requirements, capital expenditures will basically continue to be conducted in an efficient manner so as not to exceed depreciation.

Total long-term debt at year end was reduced by ¥319.9 billion, resulting in total long-term debt of ¥4,379.8 billion ($32,931 million) on March 31, 2002.

Fiscal 2002 Results

Operating revenues decreased 0.1% to ¥2,543.4 billion ($19,123 million) and operating income decreased 2.3% to ¥316.3 billion ($2,378 million). The ratio of operating income to operating revenues was 12.4%.

Transportation

Operating income from transportation decreased 3.7% to ¥235.6 billion ($1,771 million). The decrease arose primarily from a 0.7% decline in transportation operating revenues from outside customers due to a decrease in revenues from railway passenger ticket sales. Transportation operating expenses decreased only 0.1%.

Revenues from railway passenger tickets, which constituted 93.2% of revenues from transportation from outside customers in fiscal 2002, reflect sales of ordinary tickets and commuter passes. Revenues from railway passenger tickets decreased 0.8% to ¥1,667.6 billion ($12,538 million) due primarily to decreases in ordinary ticket revenues from ordinary railway lines and Shinkansen lines offset in part by an increase in revenues from Shinkansen commuter passes.

Passenger kilometers recorded for Shinkansen network increased 0.4%. Shinkansen revenues decreased 1.0% to ¥458.4 billion ($3,447 million) despite the increase in passenger kilometers, due primarily to an increased proportion of passenger kilometers attributable to discount travel packages. Revenues from Shinkansen commuter passes increased 5.1% to ¥21.3 billion ($161 million), and ordinary Shinkansen ticket revenues decreased 1.3% to ¥437.1 billion ($3,286 million).

In fiscal 2002, passenger kilometers for the Tokyo metropolitan area network decreased 0.3%. Revenues from the Tokyo metropolitan area network remained generally unchanged, decreasing 0.3% to ¥841.5 billion ($6,327 million). Revenues from commuter passes decreased 0.7% to ¥346.1 billion ($2,602 million). Ordinary ticket revenues remained generally unchanged at ¥495.5 billion ($3,725 million).

Passenger kilometers for intercity and regional networks decreased 0.7 %. Revenues from intercity and regional networks decreased 1.5% to ¥367.6 billion ($2,764 million). Commuter pass revenues decreased 0.2% to ¥119.9 billion ($901 million). Revenues from ordinary tickets decreased 2.0% to ¥247.7 billion ($1,863 million).

Operating Results and Financial Position Summary

	Millions of Yen (except for per share data)				
	1998	1999	2000	2001	2002
For the Year:					
Operating Revenues	¥2,514,808	¥2,483,594	¥2,502,909	¥2,546,041	¥2,543,378
Operating Income	368,699	334,472	341,957	323,751	316,340
Net Income	66,235	21,929	66,963	69,174	47,551
Depreciation	283,711	319,687	329,583	329,651	321,995
Net Income and Depreciation	349,946	341,616	396,546	398,825	369,546
Net Income per Share of Common Stock (yen)	16,559	5,482	16,741	17,294	11,888
Net Income and Depreciation per Share of Common Stock (yen)	87,487	85,404	99,137	99,706	92,387
At Year-End:					
Total Assets	¥7,381,794	¥7,287,033	¥7,308,391	¥7,247,089	¥7,022,271
Long-Term Debt	2,285,063	2,320,246	2,319,664	2,307,483	2,060,838
Long-Term Liabilities Incurred for Purchase of Railway Facilities *	2,713,737	2,610,966	2,499,023	2,392,241	2,318,997
Total Long-Term Debt **	4,998,800	4,931,212	4,818,687	4,699,724	4,379,835
Total Shareholders' Equity	765,424	766,880	856,401	923,568	930,746

Notes: 1. There were 80 consolidated subsidiaries as of March 31, 1998, 81 in 1999, 96 in 2000, 96 in 2001, and 101 in 2002.

2. Net income decreased significantly in fiscal 1999, mainly because "cash charges for additional obligation related to transfer to Welfare Pension" was accounted for in other expenses. This additional obligation of ¥70,475 million, including the interest portion, was paid in accordance with the enactment of the Law for Disposal of Debts and Liabilities of the Japanese National Railway Settlement Corporation. (see page 39)

3. Tax effect accounting was adopted beginning with fiscal 2000.

4. Accounting Standards for Retirement Benefits were adopted beginning with fiscal 2001.

5. Capital expenditures funded by JR East were ¥268,425 million in fiscal 1998, ¥258,080 million in fiscal 1999, ¥288,106 million in fiscal 2000, ¥296,957 million in fiscal 2001 and ¥301,781 million ($2,269 million) in fiscal 2002.

* Long-term liabilities incurred for purchase of the Tohoku and Joetsu Shinkansen facilities, the Akita hybrid Shinkansen facilities and the Tokyo Monorail facilities

** The weighted average interest rate on total long-term debt was 4.79% at the end of fiscal 1998, 4.55% at the end of fiscal 1999, 4.40% at the end of fiscal 2000, 4.18% at the end of fiscal 2001 and 4.09% at the end of fiscal 2002.

Station Space Utilization

Operating income from station space utilization decreased 1.1% to ¥26.8 billion ($202 million). Station space utilization revenues from outside customers increased 5.6% due primarily to additional revenues arising from the effective transfer to JR East of the operation of 148 retail outlets and restaurants in the Omiya area, which were previously operated by a third-party lessee, and additional revenues from outlets and restaurants opened through the implementation of the *Cosmos* and *Sunflower Plans*. However, operating expenses increased 5.9% due to increased cost of sales in retail outlets related to improvements in the quality of meals sold, the less efficient cost structure of the retail outlets and restaurants in the Omiya area and start-up costs related to certain new restaurants.


Net Income
(Billions of Yen)
80
60
40
20
0
'98
'99
'00
'01
'02

Shopping Centers & Office Buildings

Operating income from shopping centers & office buildings increased 11.2% to ¥38.5 billion ($289 million). The increase was due mainly to increases in revenues from the variable portions of retail tenant leases. These increases were offset by a reduction in operating revenues arising from a change in the contract terms of certain station building tenant leases as a result of which JR East ceased to record the gross revenues of the tenant as lease revenue. This reduction had no negative effect on operating income because of corresponding reductions in operating expenses. As a result primarily of the foregoing factors, operating expenses in this segment decreased ¥4.1 billion, while operating revenues from outside customers decreased only ¥0.5 billion.

Other Services

Operating income from other services for fiscal 2002 decreased 11.1% to ¥16.1 billion ($121 million). The decrease was due mainly to small declines in operating income from JR East's housing development and sales, and advertising and publicity operations offset in part by an increase in credit card operations. Operating income from hotel operations was substantially unchanged.

Other Income (Expenses)

Total interest expenses decreased 8.6% to ¥187.6 billion ($1,411 million). The weighted average interest rate on total long-term debt was 4.09% at the end of fiscal 2002, compared with 4.18% at the end of fiscal 2001. Interest expense on short-and long-term debt, excluding long-term liabilities incurred for purchase of railway facilities, decreased 14.4% to ¥61.3 billion ($461 million) as a result of the ongoing reduction in long-term debt and the refinancing of debt at lower rates, reflecting continued low interest rates in Japan. Interest expense incurred for purchase of railway facilities decreased 5.4% to ¥126.3 billion ($950 million) due to the inherent increase in the proportion of principal within each installment amount, since the payment in respect of the purchase price is made in equal semiannual installments, as well as a further decrease in the proportion of interest within such installments resulting from declining variable interest rates applicable to a substantial portion of long-term liabilities incurred for purchase of railway facilities (see page 64).

Devaluation losses on investment in securities of ¥89.2 billion ($671 million) were incurred as a result of decreases in market value of a number of financial institution stocks owned by JR East. In addition, JR East incurred ¥33.4 billion ($251 million) in loss on sales of fixed assets related primarily to the sale of real estate used for employee housing. These increases in other expenses were offset in part by a gain on sales of investment in securities of ¥104.3 billion ($784 million) related to the sale of Japan Telecom shares.

Other, net was income of ¥1.6 billion ($15 million) compared with income of ¥5.9 billion in fiscal 2001. The decrease was due mainly to an increase in devaluation losses on real estate for sale to ¥9.0 billion ($68 million).

Income Before Income Taxes and Net Income

Due to these factors, income before income taxes decreased 6.3% to ¥116.4 billion ($876 million). Net income decreased 31.3% to ¥47.6 billion ($358 million).

Cash Flows

Net cash provided by operating activities decreased by ¥0.4 billion to ¥455.0 billion ($3,421 million), affected by a decline of income before income taxes, despite a decrease of payments of interest.

Net cash used in investing activities decreased by ¥160.7 billion to ¥105.6 billion ($794 million), helped by part sale of the Japan Telecom shares, despite capital expenditures for measures to ensure safe and stable transportation, improvement in transportation capacity and development of shopping centers and hotels. Note that the payments for purchases of fixed assets includes purchases made using proceeds from construction grants (see Capital Expenditures below) and the net change in payables involving the purchase of fixed assets.

Net cash used in financing activities increased by ¥272.5 billion to ¥433.6 billion ($3,260 million) due to a reduction of ¥359.4 billion in total long-term debt and dividend payments.

As a result, the balance of cash and cash equivalents decreased by ¥84.2 billion. After inclusion of an increase of ¥0.4 billion ($3 million) due to the addition of newly consolidated subsidiaries, cash and cash equivalents at the end of fiscal 2002 amounted to ¥200.0 billion ($1,504 million).

The balance of the total long-term debt at the end of fiscal 2002 amounted to ¥4,379.8 billion ($32,931 million).

Capital Expenditures

JR East carefully evaluate the benefits of each proposed capital expenditure to concentrate resources on strategic areas and maximize the benefits of the capital budget. Payments for purchases of fixed assets totaled ¥342.4 billion ($2,574 million) in fiscal 2002. This figure includes expenditures partially funded by third parties, mainly governments and their agencies, which will benefit from the resulting facilities. One example is elevated railway lines built to eliminate grade crossings. Capital expenditures funded by JR East were ¥301.8 billion ($2,269 million). Depreciation was ¥322.0 billion ($2,421 million).

Expenditures for transportation were ¥216.1 billion ($1,625 million), consisting primarily of investments to ensure safety, to enhance customer services and to upgrade transportation services, such as introduction of the Automatic Train Stop-Pattern (ATS-P) devices, improvements at stations and introducing new rolling stock.

Net Income and Depreciation
(Billions of Yen)


400
300
200
100
0
'98
'99
'00
'01
'02
Depreciation
Net Income

Expenditures for station space utilization were ¥11.9 billion ($89 million), consisting of developments of new stores at or near stations, improvements of existing stores and other items.

Expenditures for shopping centers & office buildings were ¥24.2 billion ($182 million), consisting of construction and renewal of shopping centers and other items.

Expenditures for other services were ¥49.6 billion ($373 million), consisting of construction of new hotels, developments and improvements of information systems and other items.

Bond Issues and Ratings

New issues of bonds and borrowings of long-term loans are required annually to refinance a large amount of maturing total long-term debt.

In March 2002, JR East conducted a ¥40.0 billion ($301 million) bond issue with a 2012 maturity and a 1.71% coupon, and another issue of ¥20.0 billion ($150 million) with a 2022 maturity and a 2.36% coupon. These two were issued in Japan and were rated AAA by the Rating Investment Information Center, Inc., a Japanese rating agency. As of June 2002, credit monitoring is carried out. The terms of JR East's bond issues appropriately reflect the JR East's credit ratings, degree of recognition among investors and many other factors. Accordingly, both issues were well received by the investment community. Bond issues in Japan and overseas will continue to be a vital source of funds for JR East.

JR East's long-term ratings from Standard & Poor's and Moody's are AA- and Aa2, respectively, as of June 2002.

> CONSOLIDATED BALANCE SHEETS

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
March 31, 2001 and 2002

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2001	2002	2002
Assets			
Current Assets:			
Cash and cash equivalents (Note 3)	¥ 283,817	¥ 200,022	$ 1,504
Receivables:			
Accounts receivable–trade	138,492	148,353	1,115
Unconsolidated subsidiaries and affiliated companies	8,477	8,344	63
Other	13,514	20,418	154
Allowance for doubtful accounts (Note 2)	(954)	(1,220)	(9)
	159,529	175,895	1,323
Inventories (Notes 2 and 4)	25,371	28,815	217
Real estate for sale (Notes 2 and 5)	32,381	18,578	140
Deferred income taxes (Note 12)	28,753	38,213	287
Other current assets	31,928	31,813	238
Total current assets	561,779	493,336	3,709
Investments:			
Unconsolidated subsidiaries and affiliated companies (Notes 2 and 6)	134,217	40,003	301
Other (Notes 2 and 7)	162,947	126,160	948
	297,164	166,163	1,249
Property, Plant and Equipment (Note 2):			
Buildings	1,734,697	1,785,366	13,424
Fixtures	4,725,670	4,820,087	36,241
Machinery, rolling stock and vehicles	2,107,491	2,129,183	16,009
Land	2,257,906	2,203,233	16,566
Construction in progress	106,176	140,962	1,060
Other	121,861	132,382	995
	11,053,801	11,211,213	84,295
Less accumulated depreciation	4,869,958	5,070,961	38,128
Net property, plant and equipment	6,183,843	6,140,252	46,167
Other Assets:			
Long-term deferred income taxes (Note 12)	64,322	83,507	628
Consolidation difference (Note 2)	—	5,218	39
Other	139,981	133,795	1,007
	204,303	222,520	1,674
	¥7,247,089	¥7,022,271	$ 52,799

See accompanying notes.

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2001	2002	2002
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term bank loans (Note 9)	¥ 14,449	¥ 10,089	$ 76
Current portion of long-term debt (Note 9)	238,072	330,747	2,487
Current portion of long-term liabilities incurred for purchase of railway facilities (Note 10)	110,058	131,675	990
Prepaid railway fares received	105,078	108,231	814
Payables:			
Accounts payable–trade	62,666	67,755	509
Unconsolidated subsidiaries and affiliated companies	28,455	40,326	303
Other	367,577	369,981	2,782
	458,698	478,062	3,594
Accrued expenses	110,317	108,434	815
Accrued consumption tax (Note 11)	14,741	20,859	157
Accrued income taxes (Note 12)	56,126	64,069	482
Other current liabilities	43,907	44,877	337
Total current liabilities	1,151,446	1,297,043	9,752
Long-Term Debt (Note 9)	2,069,411	1,730,091	13,008
Long-Term Liabilities Incurred for Purchase of Railway Facilities (Note 10)	2,282,183	2,187,322	16,446
Accrued Severance and Retirement Benefits (Notes 2 and 13)	483,248	534,745	4,021
Deposits Received for Guarantees	245,822	229,909	1,729
Long-Term Deferred Tax Liabilities (Note 12)	2,681	8,435	63
Other Long-Term Liabilities	58,891	69,214	521
Consolidation Difference (Note 2)	816	—	—
Minority Interests	29,023	34,766	261
Contingent Liabilities (Note 14)			
Shareholders' Equity (Notes 15 and 19):			
Common stock:			
Authorized 16,000,000 shares; Issued and outstanding 4,000,000 shares	200,000	200,000	1,504
Additional paid-in capital	96,600	96,600	726
Retained earnings	626,968	607,376	4,567
Net unrealized holding gains on securities	—	26,770	201
Total shareholders' equity	923,568	930,746	6,998
	¥7,247,089	¥7,022,271	$52,799

> CONSOLIDATED STATEMENTS OF INCOME

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2000, 2001 and 2002

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2000	2001	2002	2002
Operating Revenues (Note 16)	¥2,502,909	¥2,546,041	¥2,543,378	$19,123
Operating Expenses (Note 16):				
Transportation, other services and cost of sales	1,718,874	1,722,744	1,712,324	12,875
Selling, general and administrative expenses	442,078	499,546	514,714	3,870
	2,160,952	2,222,290	2,227,038	16,745
Operating Income (Note 16)	341,957	323,751	316,340	2,378
Other Income (Expenses):				
Interest expense on short- and long-term debt	(79,806)	(71,585)	(61,272)	(461)
Interest expense incurred for purchase of railway facilities	(140,615)	(133,570)	(126,329)	(950)
Devaluation losses on investment in securities	(631)	(3,861)	(89,218)	(671)
Loss on sales of fixed assets	(2,514)	(2,693)	(33,365)	(251)
Interest and dividend income	1,680	2,596	1,518	11
Equity in net income of affiliated companies	2,922	2,598	2,816	21
Gain on sales of investment in securities	1,227	1,066	104,330	784
Other, net	(2,601)	5,933	1,625	15
	(220,338)	(199,516)	(199,895)	(1,502)
Income Before Income Taxes	121,619	124,235	116,445	876
Income Taxes (Note 12):				
Current	79,103	95,446	108,403	815
Deferred	(25,313)	(42,570)	(41,989)	(316)
Minority Interests in Net Income of Consolidated Subsidiaries	(866)	(2,185)	(2,480)	(19)
Net Income	¥ 66,963	¥ 69,174	¥ 47,551	$ 358

	Yen			U.S. Dollars (Note 2)
Net Income per Share of Common Stock (Note 2)	¥ 16,741	¥ 17,294	¥ 11,888	$ 89

See accompanying notes.

> CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2000, 2001 and 2002

	Thousands	Millions of Yen			
	Number of Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Holding Gains on Securities
Balance at March 31, 1999	4,000	¥200,000	¥96,600	¥470,280	¥ —
Cumulative effect of adopting tax effect accounting	—	—	—	21,646	—
Increase due to addition of consolidated subsidiaries	—	—	—	9,180	—
Increase due to capital increase of an equity method affiliated company	—	—	—	12,580	—
Net income	—	—	—	66,963	—
Cash dividends (¥5,000 per share)	—	—	—	(20,000)	—
Bonuses to directors and corporate auditors	—	—	—	(428)	—
Decrease due to addition of equity method affiliated companies	—	—	—	(420)	—
Balance at March 31, 2000	4,000	200,000	96,600	559,801	—
Effect of changing from an equity method affiliated company to a subsidiary	—	—	—	941	—
Increase due to capital increase of an equity method affiliated company	—	—	—	18,529	—
Net income	—	—	—	69,174	—
Cash dividends (¥5,000 per share)	—	—	—	(20,000)	—
Bonuses to directors and corporate auditors	—	—	—	(536)	—
Effect of changing from an equity method affiliated company to a subsidiary	—	—	—	(941)	—
Balance at March 31, 2001	4,000	200,000	96,600	626,968	—
Increase due to addition of consolidated subsidiaries, and other	—	—	—	10	—
Increase due to addition of equity method affiliated companies	—	—	—	4,103	—
Net income	—	—	—	47,551	—
Cash dividends (¥5,000 per share)	—	—	—	(20,000)	—
Bonuses to directors and corporate auditors	—	—	—	(176)	—
Decrease due to removal of equity method affiliated companies	—	—	—	(51,080)	—
Adoption of new accounting standard for financial instruments (Note 2)	—	—	—	—	26,770
Balance at March 31, 2002	4,000	¥200,000	¥ 96,600	¥607,376	¥26,770

	Millions of U.S. Dollars (Note 2)			
	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Holding Gains on Securities
Balance at March 31, 2001	$1,504	$726	$4,714	$ —
Increase due to addition of consolidated subsidiaries, and other	—	—	0	—
Increase due to addition of equity method affiliated companies	—	—	31	—
Net income	—	—	358	—
Cash dividends ($37.59 per share)	—	—	(150)	—
Bonuses to directors and corporate auditors	—	—	(2)	—
Decrease due to removal of equity method affiliated companies	—	—	(384)	—
Adoption of new accounting standard for financial instruments (Note 2)	—	—	—	201
Balance at March 31, 2002	$1,504	$726	$4,567	$201

See accompanying notes.

> CONSOLIDATED STATEMENTS OF CASH FLOWS

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES
Years ended March 31, 2000, 2001 and 2002

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2000	2001	2002	2002
Cash Flows from Operating Activities:				
Income before income taxes	¥121,619	¥124,235	¥116,445	$ 876
Depreciation (Note 16)	329,583	329,651	321,995	2,421
Amortization of long-term prepaid expense	21,391	19,566	19,941	150
Increase (Decrease) in accrued severance and retirement benefits	(3,013)	43,193	48,630	366
Interest and dividend income	(1,680)	(2,596)	(1,518)	(11)
Interest expense	220,421	205,155	187,601	1,411
Construction grants received	(56,045)	(119,073)	(51,914)	(390)
Devaluation losses on investments in securities	631	3,861	89,218	671
Gain on sales of investments in securities	(1,227)	(1,066)	(104,330)	(784)
Loss from disposition and provision for cost reduction of fixed assets	68,929	142,424	78,421	590
Decrease (Increase) in major receivables	5,209	(18,456)	(11,990)	(90)
Increase (Decrease) in major payables	(11,253)	18,980	10,427	78
Other	17,824	17,141	40,867	304
Sub-total	712,389	763,015	743,793	5,592
Proceeds from interest and dividends	2,091	3,288	1,957	15
Payments of interest	(222,810)	(207,038)	(189,574)	(1,425)
Payments of income taxes	(16,955)	(103,795)	(101,131)	(761)
Net cash provided by operating activities	474,715	455,470	455,045	3,421
Cash Flows from Investing Activities:				
Payments for purchases of fixed assets	(353,728)	(343,510)	(342,352)	(2,574)
Proceeds from sales of fixed assets	19,524	19,271	25,431	191
Proceeds from construction grants	67,452	68,196	61,074	459
Payments for purchases of investments in securities	(31,553)	(23,041)	(6,677)	(50)
Proceeds from sales of investments in securities	6,599	4,513	156,664	1,178
Cash increased (decreased) due to purchases of shares of companies newly consolidated, net of cash acquired	(3,509)	1,130	(12,085)	(91)
Other	2,777	7,122	12,300	93
Net cash used in investing activities	(292,438)	(266,319)	(105,645)	(794)
Cash Flows from Financing Activities:				
Payment for redemption of commercial paper	(20,000)	—	—	—
Proceeds from long-term loans	144,922	147,945	87,438	657
Payments of long-term loans	(203,800)	(203,327)	(296,888)	(2,232)
Proceeds from issuance of bonds	60,000	90,000	60,000	451
Payment for redemption of bonds	(2,022)	(47,010)	(99,970)	(752)
Payments of liabilities incurred for purchase of railway facilities	(111,943)	(106,781)	(109,970)	(827)
Cash dividends paid	(20,000)	(20,000)	(20,000)	(150)
Other	(15,290)	(21,936)	(54,199)	(407)
Net cash used in financing activities	(168,133)	(161,109)	(433,589)	(3,260)
Net Increase (Decrease) in Cash and Cash Equivalents	14,144	28,042	(84,189)	(633)
Cash and Cash Equivalents at Beginning of Year	237,860	255,775	283,817	2,134
Increase due to Addition of Consolidated Subsidiaries, and Other	3,771	—	394	3
Cash and Cash Equivalents at End of Year	¥255,775	¥283,817	¥200,022	$1,504

See accompanying notes.

> NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EAST JAPAN RAILWAY COMPANY AND SUBSIDIARIES March 31, 2000, 2001 and 2002

1. Incorporation of East Japan Railway Company

In accordance with the provisions of the Law for Japanese National Railways Restructuring (the Law), the Japanese National Railways (JNR) was privatized into six passenger railway companies, one freight railway company and several other organizations (JR Group Companies), on April 1, 1987.

East Japan Railway Company (the Company) is one of the six passenger railway companies and serves eastern Honshu (mainland Japan) in Japan. The Company operates 70 railway lines, 1,712 stations and 7,538 operating kilometers.

In the wake of the split-up of JNR, assets owned by and liabilities incurred by JNR were transferred to JR Group Companies, Shinkansen Holding Corporation and JNR Settlement Corporation (JNRSC). Most JNR assets located in eastern Honshu, except for the land and certain railway fixtures used by the Tohoku and Joetsu Shinkansen lines, were transferred to the Company. Current liabilities and accrued severance and retirement benefits, incurred in connection with railway and other operations in the allotted area, and certain long-term debt were assumed by the Company.

The transfer values were determined by the Evaluation Council, a governmental task force, in accordance with the provisions of the Law. In general, railway assets such as railway property and equipment were valued at net book value of JNR. Nonrailway assets such as investments and other operating property and equipment were valued at prices determined by the Evaluation Council.

The land and railway fixtures of the Tohoku and Joetsu Shinkansen lines were owned by Shinkansen Holding Corporation until September 30, 1991, and the Company leased such land and railway fixtures at a rent determined by Shinkansen Holding Corporation in accordance with related laws and regulations. On October 1, 1991, the Company purchased such Shinkansen facilities for a total purchase price of ¥3,106,970 million from Shinkansen Holding Corporation (see Note 10). Subsequent to the purchase, Shinkansen Holding Corporation was dissolved. Railway Development Fund succeeded to all rights and obligations of Shinkansen Holding Corporation. In October 1997, Railway Development Fund and Maritime Credit Corporation merged to form Corporation for Advanced Transport & Technology.

Prior to December 1, 2001, in accordance with the provisions of the Law for Passenger Railway Companies and Japan Freight Railway Company (the JR Law), the Company was required to obtain approval from the Minister of Land, Infrastructure and Transport as to significant management decisions, including new issues of stock or bonds, borrowing of long-term loans, election of representative directors and corporate auditors, sale of major properties, amendment of the Articles of Incorporation and distribution of retained earnings.

The amendment to the JR Law took effect on December 1, 2001 (2001 Law No. 61) and the Company is no longer subject generally to the JR Law, as amended (See Note 9).

2. Significant Accounting Policies

Basis of presentation of financial statements

The Company and its consolidated subsidiaries maintain their books of account in accordance with the Japanese Commercial Code and accounting principles generally accepted in Japan ("Japanese GAAP"). Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying consolidated financial statements are intended for use by those who are informed about Japanese accounting principles and practices. The Company's and certain consolidated subsidiaries' books are also subject to the Law for Railway Business Enterprise and related regulations for a regulated company.

The accompanying consolidated financial statements are translated into English from the consolidated financial statements prepared for Securities and Exchange Law of Japan purposes. Certain modifications and reclassifications, including the presentation of the Consolidated Statements of Shareholders' Equity, have been made for the convenience of readers outside Japan.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2002, which was ¥133 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Consolidation

The consolidated financial statements of the Company include the accounts of all significant subsidiaries (together, the "Companies"). The effective-control standard is applied according to Regulations Concerning Terminology, Forms and Method of Presentation of Consolidated Financial Statements in Japan (Regulations for Consolidated Financial Statements). For the year ended March 31, 2002, 102 subsidiaries were consolidated in the consolidated statement of income. Six subsidiaries were newly consolidated in the year ended March 31, 2002 because of investment and split-off. Liquidation of a subsidiary was completed in the year ended March 31, 2001. Furthermore, one subsidiary was deconsolidated in the year ended March 31, 2002 because of its merger with another subsidiary. As a result, the number of subsidiaries included in the consolidated balance sheet as of March 31, 2002 was 101.

All significant intercompany transactions and accounts have been eliminated. Cost in excess of net assets of consolidated subsidiaries purchased is analyzed and allocated to appropriate accounts so long as the reason is clear and the remaining unknown portion is accounted for as consolidation difference. Such consolidation differences are amortized over 5 years on a straight-line basis.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are recorded based on the fair value at the time the Company acquired control of the respective subsidiaries.

Equity method

The effective-influence standard is applied according to Regulations for Consolidated Financial Statements. For the year ended March 31, 2002, four affiliated companies were accounted for by the equity method. One affiliated company was newly accounted for by the equity method in the year ended March 31, 2002, and a second affiliated company was newly included in the consolidated balance sheet as of March 31, 2002, due to their increased significance in the aggregate. Two other affiliated companies were accounted for by the equity method until the interim period ended September 30, 2001, but ceased to be accounted for by the equity method because of sales of shares by the Companies. As a result, the number of equity method affiliated companies included in the consolidated balance sheet as of March 31, 2002 was two.

Investments in unconsolidated subsidiaries and other affiliated companies are stated mainly at weighted average cost since their equity earnings in the aggregate are not material in relation to the consolidated net income and retained earnings.

Allowance for doubtful accounts

According to the Japanese Accounting Standards for Financial Instruments, the Companies provide the allowance based on the past loan loss experience for a certain reference period in general. Furthermore, for receivables from debtors with financial difficulty which could affect their ability to perform in accordance with their obligations, the allowance is provided for estimated unrecoverable amounts on an individual basis.

Inventories

Inventories are stated at cost as follows:

Merchandise inventories: the retail cost method or first-in, first-out method;
Rails, materials and supplies: the moving average cost method; and
Other: the last purchased cost method

Real estate for sale

Real estate for sale is stated at the identified cost , which is reduced for significant decline in value. Devaluation losses on real estate for sale included in the other, net item of other expenses on the statements of income for the years ended March 31, 2000, 2001 and 2002 were ¥7,684 million, ¥6,850 million and ¥9,043 million ($68 million), respectively.

Securities

According to the Japanese Accounting Standards for Financial Instruments which became effective on April 1, 2000, securities are classified and stated as follows:

(1) Trading securities are stated at fair market value. The Companies had no trading securities through the years ended March 31, 2001 and 2002.

(2) Held-to-maturity debt securities are stated at amortized cost.

(3) Equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method are mainly stated at moving average cost.

(4) Available-for-sale securities were mainly stated at moving average cost in the year ended March 31, 2001. According to the Japanese Accounting Standards for Financial Instruments, beginning with the year ended March 31, 2002, available-for-sale securities are stated as follows:

① **Available-for-sale securities with market value**

Available-for-sale securities for which market quotations are available are stated at fair market value as of March 31, 2002. Net unrealized gains or losses on these securities are reported as a separate item in shareholders' equity at an amount net of applicable income taxes and minority interests. The cost of sales of such securities is determined mainly by the moving average method.

As a result, the balances of securities increased by ¥48,711 million ($366 million), deferred income taxes decreased by ¥19,819 million ($149 million), minority interest increased by ¥2,122 million ($16 million) and unrealized holding gains on securities of ¥26,770 million ($201 million) were recorded in shareholders' equity.

② **Available-for-sale securities without market value**

Available-for-sale securities for which market quotations are not available are mainly stated at moving average cost.

If there are significant declines in the market values of held-to-maturity debt securities, equity securities issued by subsidiaries and affiliated companies which are not consolidated nor accounted for using the equity method or available-for-sale securities, the said securities are stated at market values in the balance sheet, and the difference between the market value and the original book value is recognized as a loss in the period. Such losses in the year ended March 31, 2002 amounted to ¥89,218 million ($671 million).

Property, plant and equipment

Property, plant and equipment are stated at cost or the transfer value referred to in Note 1 above. To comply with the regulations, contributions received in connection with construction of certain railway improvements are deducted from the cost of acquired assets.

Depreciation is determined primarily by the declining balance method based on the estimated useful lives of the assets as prescribed by the Japanese Tax Law. Regarding the replacement method for certain fixtures, the initial acquisition costs are depreciated to 50% of the costs under the condition that subsequent replacement costs are charged to income. Certain property, plant and equipment of the consolidated subsidiaries were depreciated using the straight-line method. Buildings (excluding related fixtures) acquired from April 1, 1998 onward were depreciated using the straight-line method according to the Japanese Tax Law.

The range of useful lives is mainly as follows:

Buildings	3 to 50 years
Fixtures	3 to 60 years
Rolling stock and vehicles	3 to 20 years
Machinery	3 to 20 years

Accounting for the payment for transfer to Welfare Pension

At the merger of mutual aid associations of three public corporations including Japan Railways Group Mutual Aid Association (the Association) to the Welfare Pension (national pension) in accordance with the enforcement of revision of the Welfare Pension Law and the related regulations in 1996 (1996 Law No. 82), fund assets of the respective mutual aid associations were transferred to the Welfare Pension. The shortage of the assets to be transferred to the Welfare

Pension from the Association was shared by JNRSC and JR Group Companies on the basis that JNRSC would be liable for the period during which each member of the Association was employed by JNR, and the JR Group Companies for the period during which the member of the Association was in their employment.

The portion shared by the Company amounting to ¥77,566 million was paid in a lump sum. This was accounted for as a long-term prepaid expense included in the other item of other assets on the balance sheet and was charged to income from the year ended March 31, 1998 to the year ended March 31, 2002 on a straight-line basis. As a result, there was no balance at March 31, 2002.

Accounting for retirement benefits

Almost all employees of the Companies are generally entitled to receive lump sum severance and retirement benefits (some subsidiaries have adopted a pension plan of their own). The amounts of the severance and retirement benefits are determined by the length of service and basic salary at the time of severance or retirement of the employees. Previously, most of the Companies accrued a liability for such obligation equal to 40% of the amount required if all eligible employees had voluntarily terminated their employment at the balance sheet date.

The Japanese Accounting Standards for Retirement Benefits became effective beginning with the year ended March 31, 2001. The Companies accrue liabilities for post-employment benefits at the balance sheet date in an amount calculated based on the actuarial present value of all post-employment benefits attributed to employee services rendered prior to the fiscal-year end date and the fair value of plan assets at that date.

The excess of the projected benefit obligations over the total of the fair value of plan assets as of April 1, 2000 and the liabilities for severance and retirement benefits recorded as of April 1, 2000 (the "transition obligation") was ¥500,401 million. The unrecognized transition obligation amounting to ¥497,914 million is being charged to income over 10 years from the year ended March 31, 2001 on a straight-line basis. And the rest of the transition obligation, amounting to ¥2,487 million, was recognized as an expense and was included in other, net item of other expenses on the statement of income for the year ended March 31, 2001. The balance of unrecognized net transition obligation as of March 31, 2002 is ¥398,318 million ($2,995 million).

The unrecognized prior service costs are amortized by the straight-line method and charged to income over the number of years (10 years) which does not exceed the average remaining service years of employees at the time when the prior service costs incurred.

Actuarial gains and losses are recognized in expenses using the straight-line basis over constant years (mainly 10 years) within the average of the estimated remaining service lives commencing with the following year.

As a result of these changes, expenses for the year ended March 31, 2001 increased by ¥50,812 million compared with what would have been expensed under the previous accounting methods, reducing operating income by ¥48,325 million and income before income taxes by ¥50,812 million.

Accounting for certain lease transactions

Finance leases which do not transfer titles to lessees are accounted for in the same manner as operating leases under Japanese GAAP.

Accounting for research and development costs

According to the Accounting Standards for Research and Development Costs, etc., in Japan, research and development costs are recognized as they are incurred. Research and development costs included in operating expenses for the years ended March 31, 2000, 2001 and 2002 were ¥13,003 million, ¥13,507 million and ¥13,548 million ($102 million), respectively.

Income taxes

Income taxes comprise corporation, enterprise and inhabitants taxes. Deferred income taxes are recognized for temporary differences between the financial statement basis and the tax basis of assets and liabilities.

Net income per share

The computation of net income per share of common stock shown in the consolidated statements of income is based on the number of shares of common stock outstanding during each year.

The diluted net income per share is not shown, since there are no outstanding securities with dilutive effect on net income per share such as convertible bonds.

Derivative transactions

All derivative transactions of the Companies are used for hedging purposes and are accounted for in the following manner:

(1) Regarding forward exchange contracts and foreign currency swap contracts, the hedged foreign currency receivable and payable are recorded using the Japanese yen amount of the contracted forward rate or swap rate, and no gains or losses on the forward exchange contracts or foreign currency swap contracts are recorded.

(2) Regarding interest rate swap contracts, the net amount to be paid or received under the interest rate swap contract is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

Change in presentation

Within other income (expenses) in consolidated statements of income, devaluation losses on investment in securities, loss on sales of fixed assets and gain on sales of investment in securities are stated beginning with the year ended March 31, 2002. Previously, they were included in other, net. The information for the years ended March 31, 2000 and 2001 is restated on the same basis.

3. Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities not exceeding three months at the time of purchase.

4. Inventories

Inventories consist of rails, materials, supplies, merchandise and others.

5. Real Estate for Sale

Real estate for sale represents the cost, as adjusted for significant decline in value, of land acquired and related land improvements in connection with residential home site developments in eastern Honshu.

6. Investments in and Advances to Unconsolidated Subsidiaries and Affiliated Companies

Investments in and advances to unconsolidated subsidiaries and affiliated companies at March 31, 2001 and 2002, consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
Unconsolidated subsidiaries:			
Investments	¥ 6,072	¥ 6,078	$ 46
Advances	1,341	2,735	20
	7,413	8,813	66
Affiliated companies:			
Investments (including equity in earnings and capital increase of affiliated companies)	¥126,804	¥29,707	$ 224
Advances	—	1,483	11
	126,804	31,190	235
	¥134,217	¥ 40,003	$ 301

7. Securities

For held-to-maturity debt securities with market value, amount on balance sheets and market value at March 31, 2001 and 2002 were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2001			2002			2002		
	Amount on Balance Sheets	Market Value	Difference	Amount on Balance Sheets	Market Value	Difference	Amount on Balance Sheets	Market Value	Difference
Of which market value exceeds the amount on balance sheet:									
Government, Municipal bonds, etc...	¥235	¥238	¥ 3	¥219	¥220	¥ 1	$ 2	$ 2	$ 0
Of which market value does not exceed the amount on balance sheet:									
Government, Municipal bonds, etc...	15	15	(0)	—	—	—	—	—	—
Total	¥250	¥253	¥ 3	¥219	¥220	¥ 1	$ 2	$ 2	$ 0

According to the Japanese Accounting Standards for Financial Instruments, available-for-sale securities with market value are stated at fair market value beginning with the year ended March 31, 2002. The unrealized gain or loss is reported, net of applicable income taxes and minority interests, as a separate component of shareholders' equity.

For available-for-sale securities with market value, the amount stated on the balance sheet and market value as of March 31, 2001 were ¥153,701 million and ¥104,100 million, respectively.

For available-for-sale securities with market value, acquisition cost and amount on balance sheets at March 31, 2002 were as follows:

	Millions of Yen			Millions of U.S. Dollars		
March 31, 2002	Acquisition Cost	Amount on Balance Sheets	Difference	Acquisition Cost	Amount on Balance Sheets	Difference
Of which amount on balance sheet exceeds the acquisition cost:						
Equity shares	¥10,185	¥59,927	¥49,742	$ 77	$451	$374
Debt securities	2,262	2,329	67	17	18	1
Of which amount on balance sheet does not exceed the acquisition cost:						
Equity shares	57,970	55,526	(2,444)	436	417	(19)
Debt securities	151	140	(11)	1	1	(0)
Other	35	35	—	0	0	—
Total	¥70,603	¥117,957	¥47,354	$531	$887	$356

Available-for-sale securities sold during the year ended March 31, 2002 amounted to ¥31,230 million ($235 million). Within other income (expenses) on the statement of income for the year ended March 31, 2002, gains on sales of available-for-sale securities amounted to ¥28,161 million ($212 million) and were included in the gain on sales of investment in securities, and losses on sales of available-for-sale securities amounted to ¥128 million ($1 million) and were included in other, net.

For the year ended March 31, 2001, gain and loss on sales of available-for-sale securities were immaterial.

The major components of available-for-sale securities without market value at March 31, 2001 and 2002 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
Available-for-sale securities without market value:			
Unlisted equity securities	¥ 4,973	¥ 6,573	$ 49
Beneficiary certificate of bond investment trust	72,348	28	0

The Companies sold stock issued by Japan Telecom Co., Ltd., which in turn owned stock issued by J-Phone East Co., Ltd., in the year ended March 31, 2002. As a result, the remaining stocks issued by Japan Telecom Co., Ltd. and J-Phone East Co., Ltd. (currently known as J-Phone Co., Ltd.), which were formerly accounted for using the equity method, are classified as available-for-sale securities at March 31, 2002. The excess of market value over the acquisition cost of the shares in Japan Telecom Co., Ltd. held at March 31, 2002, which amounted to ¥48,117 million ($362 million), is included in other of investments on the balance sheet.

Annual maturities of available-for-sale securities with maturities and held-to-maturity debt securities as of March 31, 2001 and 2002 were as follows:

	Millions of Yen						Millions of U.S. Dollars		
	2001			2002			2002		
	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years	1 Year or Less	5 Years or Less But More than 1 Year	10 Years or Less But More than 5 Years	1 Year or Less	5 Year or Less But More than 1 Year	10 Years or Less But More than 5 Years
Debt securities	¥150	¥3,023	¥165	¥673	¥1,887	¥177	$ 5	$ 14	$ 1
Other	—	393	—	—	169	—	—	1	—
Total	¥150	¥3,416	¥165	¥673	¥2,056	¥177	$ 5	$ 15	$ 1

8. Pledged Assets

At March 31, 2001 and 2002, buildings and fixtures with net book value of ¥70,260 million and ¥54,907 million ($413 million) and other assets with net book value of ¥5,234 million and ¥3,112 million ($23 million), respectively, were pledged as collateral for long-term debt and other liabilities totaling ¥26,746 million and ¥14,844 million ($112 million), at the respective dates.

9. Short-Term Bank Loans and Long-Term Debt

Short-term bank loans are represented by notes maturing generally within one year. The annual interest rates applicable to such loans outstanding at March 31, 2001 and 2002, principally ranged from 0.91% to 1.50% and 0.39% to 1.38%, respectively.

Long-term debt at March 31, 2001 and 2002, is summarized as follows:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
General Mortgage Bonds issued in 1995 to 2001 with interest rates ranging from 1.70% to 4.90% due 2004 to 2021	¥ 729,870	¥ 629,900	$ 4,736
Unsecured Bonds issued in 2002 with interest rates ranging from 1.71% to 2.36% due 2012 to 2022	—	60,000	451
Secured Loans due 2002 to 2016 principally from banks and insurance companies with interest rates mainly ranging from 1.88% to 5.80%	24,783	12,863	97
Unsecured Loans due 2002 to 2021 principally from banks and insurance companies with interest rates mainly ranging from 1.33% to 3.75%	1,464,870	1,270,115	9,550
7.25% Euro U.S. dollar bonds due 2006	87,960	87,960	661
	2,307,483	2,060,838	15,495
Less current portion	238,072	330,747	2,487
	¥2,069,411	¥1,730,091	$13,008

Issue and maturity years above are expressed in calendar years (ending December 31 in the same year).

Although the Company is no longer subject generally to the JR Law, as amended, all bonds issued by the Company prior to December 1, 2001, the effective date of the amendment to the JR Law, are and will continue to be general mortgage bonds as required under the JR Law which are entitled to a statutory preferential right over the claims of unsecured creditors of the Company. Any bonds issued on or after December 1, 2001 are unsecured bonds without general mortgage preferential rights.

The 7.25% Euro U.S. dollar bonds in the amount of $800 million were issued in October 1996. These bonds have been hedged by a foreign currency swap contract with a bank.

The annual maturities of long-term debt at March 31, 2002, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2003	¥ 330,747	$ 2,487
2004	298,805	2,247
2005	126,468	951
2006	174,122	1,309
2007	133,724	1,005
2008 and thereafter	996,972	7,496

10. Long-Term Liabilities Incurred for Purchase of Railway Facilities

In October 1991, the Company purchased the Tohoku and Joetsu Shinkansen facilities from Shinkansen Holding Corporation for a total purchase price of ¥3,106,970 million payable in equal semiannual installments consisting of principal and interest payments in three tranches: ¥2,101,898 million and ¥638,506 million in principal amounts payable through March 2017; and ¥366,566 million payable through September 2051. In March 1997, the liability of ¥27,946 million payable in equal semiannual installments through March 2022 to Japan Railway Construction Public Corporation was incurred with respect to the acquisition of the Akita hybrid Shinkansen facilities. In February 2002, the Company acquired a majority interest in Tokyo Monorail Co., Ltd. As a result, the accompanying consolidated balance sheet as of March 31, 2002 includes liabilities of Tokyo Monorail Co., Ltd. amounting to ¥36,726 million ($276 million) payable to Japan Railway Construction Public Corporation in equal semiannual installments through September 2022.

The long-term liabilities incurred for purchase of railway facilities outstanding at March 31, 2001 and 2002, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
The long-term liability incurred for purchase of the Tohoku and Joetsu Shinkansen facilities:			
Payable semiannually including interest at a rate currently approximating 4.80% through 2017	¥1,502,249	¥1,413,360	$10,627
Payable semiannually including interest at 6.35% through 2017	506,536	487,526	3,666
Payable semiannually including interest at 6.55% through 2051	359,950	358,989	2,699
	2,368,735	2,259,875	16,992
The long-term liability incurred for purchase of the Akita hybrid Shinkansen facilities:			
Payable semiannually at an average rate currently approximating 0.08% through 2022	23,506	22,396	168
The long-term liability incurred for purchase of the Tokyo Monorail facilities:			
Payable semiannually at an average rate currently approximating 4.54% through 2022	—	36,726	276
	2,392,241	2,318,997	17,436
Less current portion:			
The Tohoku and Joetsu Shinkansen purchase liability	108,950	129,130	971
The Akita hybrid Shinkansen purchase liability	1,108	1,084	8
The Tokyo Monorail purchase liability	—	1,461	11
	110,058	131,675	990
	¥2,282,183	¥2,187,322	$16,446

Maturity years above are expressed in calendar years (ending December 31 in the same year).

The annual payments of long-term liabilities incurred for purchase of railway facilities at March 31, 2002, were as follows:

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2003	¥ 131,675	$ 990
2004	134,811	1,014
2005	144,428	1,086
2006	147,653	1,110
2007	141,212	1,062
2008 and thereafter	1,619,218	12,174

11. Consumption Tax

The Japanese consumption tax is an indirect tax levied at the rate of 5%. Accrued consumption tax represents the difference between consumption tax collected from customers and consumption tax paid on purchases.

12. Income Taxes

The major components of deferred income taxes and deferred tax liabilities at March 31, 2001 and 2002, were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
Deferred income taxes:			
Accrued severance and retirement benefits	¥ 78,119	¥ 112,335	$ 845
Reserves for bonuses	15,885	21,678	163
Excess depreciation and amortization of fixed assets	5,513	6,384	48
Accrued enterprise tax	5,034	5,668	43
Loss carry forwards for tax purposes	4,486	4,133	31
Other	15,664	20,987	157
	124,701	171,185	1,287
Less valuation allowance	(5,090)	(4,648)	(35)
Less amounts offset against deferred tax liabilities	(26,536)	(44,817)	(337)
Net deferred income taxes	¥ 93,075	¥ 121,720	$ 915
Deferred tax liabilities:			
Tax deferment for gain on transfers of certain fixed assets	¥ 18,470	¥ 22,028	$ 166
Net unrealized holding gains on securities	—	20,843	157
Valuation for assets and liabilities of consolidated subsidiaries	5,380	5,395	41
Other	5,367	4,998	37
	29,217	53,264	401
Less amounts offset against deferred income taxes	(26,536)	(44,817)	(337)
Net deferred tax liabilities	¥ 2,681	¥ 8,447	$ 64

Income taxes consist of corporation, enterprise and inhabitants taxes. The aggregate standard effective rate of taxes on consolidated income before income taxes was approximately 41.8% for the years ended March 31, 2000, 2001 and 2002. After applying tax effect accounting, the actual effective income tax rate was approximately 44.2%, 42.6% and 57.0% for the years ended March 31, 2000, 2001 and 2002, respectively.

For the year ended March 31, 2002, the actual effective income tax rate differed from the aggregate standard effective tax rate for the following reasons:

The aggregate standard effective rate	41.8%
Adjustments:	
Non-deductible expenses for tax purposes	1.1
Non-taxable incomes	(0.9)
Per capita inhabitant tax	0.9
Equity on net income of affiliated companies	(1.0)
Adjustment of gain on sale of investment in equity method affiliated company	15.1
Other, net	0.0
The actual effective rate after applying tax effect accounting	57.0%

13. Accrued Severance and Retirement Benefits and Severance and Retirement Benefit Expenses

As mentioned in Note 2 above, beginning with the year ended March 31, 2001, the Companies adopted the Accounting Standards for Retirement Benefits, under which the liabilities and expenses for severance and retirement benefits are determined based on the amounts obtained by actuarial calculations.

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheets as of March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
Projected benefit obligation	¥(937,319)	¥(953,538)	$(7,170)
Plan assets	7,390	8,621	65
Unfunded projected benefit obligation	(929,929)	(944,917)	(7,105)
Unrecognized transition obligation	448,123	398,318	2,995
Unrecognized actuarial differences	(1,052)	1,411	11
Unrecognized prior service costs	—	10,771	81
Book value (net)	(482,858)	(534,417)	(4,018)
Prepaid pension expense	(390)	(328)	(3)
Accrued severance and retirement benefits	¥(483,248)	¥(534,745)	$(4,021)

Severance and retirement benefit expenses included in the consolidated statements of income for the years ended March 31, 2001 and 2002 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2001	2002	2002
Service costs	¥ 37,300	¥ 37,696	$ 283
Interest cost	27,999	28,099	211
Expected return on plan assets	(119)	(141)	(1)
Amortization of transition obligation	52,278	49,823	375
Amortization of actuarial differences	—	(66)	(0)
Amortization of prior service costs	—	1,197	9
Severance and retirement benefit expenses	¥117,458	¥116,608	$ 877

The estimated amount of all retirement benefits to be paid at the future retirement date is allocated equally to each service year using the estimated number of total service years. The discount rates used by the Companies are mainly 3.0%. The rates of expected return on pension assets used by the Companies are mainly 3.0%.

14. Contingent Liabilities

The Company is contingently liable for (1) the in-substance defeasance of general mortgage bonds issued by the Company, which were assigned to certain banks under debt assumption agreements, and (2) the original debt in connection with the sale of the 6.625% Euro U.S. dollar bonds for which the Company entered into a long-term cross currency swap agreement with a bank. The outstanding amounts contingently liable under such debt assumption agreements and cross currency swap agreement at March 31, 2002 were ¥99,970 million ($752 million) and $600 million, respectively.

15. Shareholders' Equity

Under the Commercial Code of Japan, certain amounts of retained earnings equal to at least 10% of cash dividends and bonuses to directors and corporate auditors must be set aside as a legal reserve until the total of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve or additional paid-in capital may be used to reduce a deficit by a resolution of the shareholders' meeting, may be capitalized by a resolution of the Board of Directors of the Company or may be reduced until the total of the legal reserve and additional paid-in capital equals 25% of common stock by a resolution of the shareholders' meeting. The legal reserve is included in retained earnings in the accompanying consolidated balance sheets.

The maximum amount that the Company can distribute as dividends is calculated based on the nonconsolidated financial statements of the Company and in accordance with the Commercial Code of Japan.

16. Segment Information

The Companies' primary business activities include (1) Transportation, (2) Station space utilization, (3) Shopping centers & office buildings and (4) Other services.

Change in business segmentation

The Company previously classified businesses of the Companies into four business segments, i.e., Transportation, Merchandise sales, Real estate leasing and Other services, in order to disclose its actual operational diversification concretely and appropriately in accordance with the Japanese standard industrial classification. However, from the year ended March 31, 2002, the segmentation was changed to four new segments, i.e., Transportation, Station space utilization, Shopping centers & office buildings and Other services.

This change was made in order to reflect more appropriately the changes in positioning and actual situation of the Companies' businesses as a whole, following a review of the operational management units based on the medium-term business plan which aimed mainly at effective use of management resources of the Companies.

A summary of operating revenues and costs and expenses is shown in the following tables. The segment information by the business segments for the year ended March 31, 2000 is shown based on the previous business segmentation. The information for the year ended March 31, 2001 is reclassified according to the new business segmentation, and the information for the year ended March 31, 2002 is shown based on the new business segmentation.

	Millions of Yen					
	Transportation	Merchandise Sales	Real Estate Leasing	Other Services	Elimination and/or Corporate	Consolidated
2000:						
Operating revenues						
Outside customers	¥1,799,051	¥379,213	¥143,432	¥181,213	¥ —	¥2,502,909
Inside group	64,925	69,050	11,707	158,220	(303,902)	—
	1,863,976	448,263	155,139	339,433	(303,902)	2,502,909
Costs and expenses	1,569,198	442,480	122,590	329,867	(303,183)	2,160,952
Operating income	¥ 294,778	¥ 5,783	¥ 32,549	¥ 9,566	¥ (719)	¥ 341,957
Identifiable assets	¥5,782,101	¥165,416	¥778,740	¥340,606	¥241,528	¥7,308,391
Depreciation	265,451	8,552	27,090	28,490	—	329,583
Capital investments	279,955	19,542	25,435	26,812	—	351,744

The main activities of each business segment are as follows:

Transportation : Passenger railway, bus services;
Merchandise sales : Food and drink sales, wholesale and retail sales;
Real estate leasing: Lease of real estate (mainly shopping centers); and
Other services : Hotel operations, advertising and publicity, truck delivery services, information processing, cleaning services and others

	Millions of Yen					
	Transportation	Station space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2001:						
Operating revenues						
Outside customers	¥1,801,370	¥348,994	¥165,818	¥229,859	¥ —	¥2,546,041
Inside group	50,257	10,337	7,349	251,424	(319,367)	—
	1,851,627	359,331	173,167	481,283	(319,367)	2,546,041
Costs and expenses	1,606,996	332,227	138,548	463,191	(318,672)	2,222,290
Operating income	¥ 244,631	¥ 27,104	¥ 34,619	¥ 18,092	¥ (695)	¥ 323,751
Identifiable assets	¥5,651,318	¥130,516	¥738,737	¥461,045	¥ 265,473	¥7,247,089
Depreciation	262,621	6,717	27,853	32,460	—	329,651
Capital investments	262,794	9,054	25,929	46,961	—	344,738
2002:						
Operating revenues						
Outside customers	¥1,789,599	¥368,553	¥165,276	¥219,950	¥ —	¥2,543,378
Inside group	51,417	10,161	7,709	278,942	(348,229)	—
	1,841,016	378,714	172,985	498,892	(348,229)	2,543,378
Costs and expenses	1,605,431	351,904	134,491	482,808	(347,596)	2,227,038
Operating income	¥ 235,585	¥ 26,810	¥ 38,494	¥ 16,084	¥ (633)	¥ 316,340
Identifiable assets	¥5,713,944	¥142,815	¥750,135	¥547,150	¥(131,773)	¥7,022,271
Depreciation	256,116	7,043	25,193	33,643	—	321,995
Capital investments	267,178	11,890	24,176	49,641	—	352,885

	Millions of U.S. Dollars					
	Transportation	Station Space utilization	Shopping centers & office buildings	Other services	Elimination and/or corporate	Consolidated
2002:						
Operating revenues						
Outside customers	$13,456	$2,771	$1,243	$1,653	$ —	$19,123
Inside group	386	76	58	2,098	(2,618)	—
	13,842	2,847	1,301	3,751	(2,618)	19,123
Costs and expenses	12,071	2,645	1,012	3,630	(2,613)	16,745
Operating income	$ 1,771	$ 202	$ 289	$ 121	$ (5)	$ 2,378
Identifiable assets	$42,962	$1,074	$5,640	$4,114	$ (991)	$52,799
Depreciation	1,926	53	189	253	—	2,421
Capital investments	2,009	89	182	373	—	2,653

The main activities of each business segment are as follows:

Transportation	: Passenger transportation mainly by passenger railway;
Station space utilization	: Retail sales, food and convenience stores, etc., which utilize space at the stations;
Shopping centers & office buildings	: Operation of shopping centers other than Station space utilization business, and leasing of office buildings, etc.; and
Other services	: Advertising and publicity, hotel operations, wholesales, truck delivery, cleaning, information processing, housing development and sales, credit card business and other services.

Capital investments include a portion contributed mainly by national and local governments. Identifiable assets in the corporate column mainly comprise current and non-current securities held by the Company.

Following is the segment information for the year ended March 31, 2001, based on the previous business segmentation.

	Millions of Yen					
	Transportation	Merchandise sales	Real estate leasing	Other services	Elimination and/or corporate	Consolidated
2001:						
Operating revenues						
Outside customers	¥1,805,663	¥386,033	¥152,438	¥201,907	¥ —	¥2,546,041
Inside group	68,041	62,998	11,116	169,250	(311,405)	—
	1,873,704	449,031	163,554	371,157	(311,405)	2,546,041
Costs and expenses	1,609,731	440,052	128,110	355,168	(310,771)	2,222,290
Operating income	¥ 263,973	¥ 8,979	¥ 35,444	¥ 15,989	¥ (634)	¥ 323,751
Identifiable assets	¥5,666,824	¥168,151	¥783,973	¥356,862	¥271,279	¥7,247,089
Depreciation	263,763	9,000	28,539	28,349	—	329,651
Capital investments	262,794	11,056	27,271	43,617	—	344,738

As referred to in Note 2, the Accounting Standards for Retirement Benefits in Japan has been operative beginning with the year ended March 31, 2001. As a result, in the transportation segment, costs and expenses were ¥48,120 million more than if the previous accounting methods had been applied, reducing operating income by the same amount. In the merchandise sales segment, costs and expenses decreased by ¥269 million and operating income increased by the same amount. In the real estate leasing segment, costs and expenses increased by ¥226 million and operating income decreased by the same amount. In the other services segment, costs and expenses increased by ¥248 million and operating income decreased by the same amount.

Geographic segment information is not shown since the Company has no overseas consolidated subsidiaries. Information for overseas sales is not shown due to there being no overseas sales.

17. Information Regarding Certain Leases

Finance leases other than those which transfer ownership to lessees are accounted for in the same manner as operating leases. Under such finance leases, lease payments, which were charged to income for the years ended March 31, 2001 and 2002, amounted to ¥14,620 million and ¥14,499 million ($109 million), respectively. Lease income which was credited to income for the years ended March 31, 2001 and 2002 was ¥1,365 million and ¥2,024 million ($15 million), respectively.

Future lease payments inclusive of interest were ¥52,188 million ($392 million), including due in one year of ¥14,618 million ($110 million), and future lease receipts inclusive of interest were ¥13,180 million ($99 million), including due in one year of ¥3,803 million ($29 million) at March 31, 2002.

18. Information for Derivative Transactions

The Companies deal with forward exchange, foreign currency swap and interest rate swap transactions to hedge the risks resulting from future changes in foreign exchange rates and interest rates (market risk) with regard to bonds, loans and other obligations.

The Companies believe there is extremely low risk of default by derivative transaction counterparties as all such transactions are with financial institutions having sound reputations.

Contracts for derivative transactions are executed only after prudent consideration by the finance section of each of the Companies and upon resolution of its Board of Directors or other appropriate internal approval process.

19. Subsequent Event

At the June 2002 annual meeting, the shareholders of the Company approved (1) the payment of a year-end cash divided of ¥2,500 ($19) per share, aggregating ¥10,000 million ($75 million), and (2) the payment of bonuses to directors and corporate auditors of ¥166 million ($1 million).

Asahi & Co

Report of Independent Public Accountants

To the Board of Directors of East Japan Railway Company:

We have audited the accompanying consolidated balance sheets of East Japan Railway Company (a Japanese corporation) and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of East Japan Railway Company and subsidiaries as of March 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in Japan (Note 2) consistently applied during the periods, except as noted in the following paragraph.

As explained in Note 2, East Japan Railway Company and subsidiaries adopted, on a prospective basis in all cases, new Japanese accounting standards for (a) market valuation for available-for-sale securities in the year ended March 31,2002 and (b) financial instruments and severance and retirement benefits in the year ended March 31, 2001. Also, East Japan Railway Company and subsidiaries changed their business segmentation, effective April 1, 2001, as referred to in Note 16, with which we concur.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 2.

Asahi & Co.

Tokyo, Japan
June 26, 2002

> CONSOLIDATED SUBSIDIARIES AND EQUITY METHOD AFFILIATED COMPANIES

(As of March 31, 2002)

Consolidated Subsidiaries

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
1. Tokyo Monorail Co., Ltd. (Note 2)	¥3,000	70.0%	Railway passenger transport services
2. JR Bus Kanto Co., Ltd.	4,000	100.0	Bus services
3. JR Bus Tohoku Co., Ltd.	2,350	100.0	Bus services
4. East Japan Kiosk Co., Ltd. (Note 3)	3,855	90.9	Retail sales
5. JR Takasaki Trading Co., Ltd.	490	100.0	Retail sales
6. Tohoku Sogo Service Co., Ltd.	490	100.0	Retail sales
7. Juster Co., Ltd.	400	100.0	Retail sales and Hotel operations
8. Shinano Enterprise Co., Ltd.	400	100.0	Retail sales
9. Tokki Co., Ltd	400	100.0	Retail sales and Hotel operations
10. JR Kanagawa Planning & Development Co., Ltd.	370	100.0	Retail sales
11. Keiyo Planning & Development Co., Ltd.	370	100.0	Retail sales
12. Mito Service Development Co., Ltd.	360	100.0	Retail sales and Hotel operations
13. JR Kaiji Planning & Development Co., Ltd.	350	100.0	Retail sales
14. JR Atlis Co., Ltd.	310	100.0	Retail sales
15. JR Utsunomiya Planning & Development Co., Ltd.	200	100.0	Retail sales
16. JR Tokyo Planning & Development Co., Ltd. (Note 2)	120	100.0	Retail sales
17. Nippon Restaurant Enterprise Co., Ltd.	730	91.3	Restaurant business, Retail sales and Hotel operations
18. JR East Food Business Co., Ltd. (Note 4)	721	99.9	Restaurant business
19. Lumine Co., Ltd.	2,375	85.8	Shopping center operation
20. Shinjuku Station Building Co., Ltd.	1,943	74.2	Shopping center operation
21. JR East Urban Development Corporation	1,450	100.0	Shopping center operation, Retail sales and Hotel operations
22. Utsunomiya Station Development Co., Ltd.	1,230	98.5	Shopping center operation
23. Boxhill Co., Ltd.	1,050	88.6	Shopping center operation
24. Kokubunji Terminal Building Co., Ltd.	1,000	84.5	Shopping center operation and Hotel operations
25. Omori Primo Co., Ltd.	1,000	77.5	Shopping center operation
26. Hachioji Terminal Building Co., Ltd.	1,000	75.0	Shopping center operation
27. JR East Department Store Co., Ltd.	1,000	70.0	Shopping center operation
28. Oyama Station Development Co., Ltd.	950	97.1	Shopping center operation
29. Lumine Ogikubo Co., Ltd.	600	80.0	Shopping center operation
30. Kawasaki Station Building Co., Ltd.	600	76.4	Shopping center operation
31. Kameido Station Building Co., Ltd.	500	90.0	Shopping center operation
32. Tsuchiura Station Development Co., Ltd.	500	75.0	Shopping center operation
33. Mito Station Development Co., Ltd.	500	73.0	Shopping center operation
34. Nagano Station Building Co., Ltd.	450	70.0	Shopping center operation
35. Aomori Station Development Co., Ltd.	400	81.3	Shopping center operation
36. Lumine Chigasaki Co., Ltd.	400	78.8	Shopping center operation
37. Kofu Station Building Co., Ltd.	400	75.0	Shopping center operation
38. Akihabara Co., Ltd. (Note 2)	362	60.0	Shopping center operation
39. Fukushima Station Development Co., Ltd.	350	78.6	Shopping center operation
40. Kumagaya Station Development Co., Ltd.	350	76.9	Shopping center operation
41. Tetsudo Kaikan Co., Ltd.	340	63.9	Shopping center operation

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
42. The EKIBIRU Development Co. TOKYO	¥ 300	100.0%	Shopping center operation and Real estate leasing
43. Matsumoto Station Building Co., Ltd.	300	91.7	Shopping center operation
44. Koriyama Station Building Co., Ltd.	250	78.0	Shopping center operation
45. Echigo Station Development Co., Ltd.	208	78.8	Shopping center operation
46. Hirosaki Station Building Co., Ltd.	200	72.5	Shopping center operation
47. Hiratsuka Station Building Co., Ltd.	200	51.0	Shopping center operation
48. Yokohama Station Building Co., Ltd.	200	51.0	Shopping center operation
49. Kinshicho Station Building Co., Ltd.	160	56.0	Shopping center operation
50. Sobu Station Development Co., Ltd.	150	86.0	Shopping center operation
51. Chiba Station Building Co., Ltd.	150	85.4	Shopping center operation
52. Kamata Station Building Co., Ltd.	140	85.0	Shopping center operation
53. Kichijoji Lonlon Co., Ltd.	130	80.0	Shopping center operation
54. Tsurumi Station Building Co., Ltd.	100	56.5	Shopping center operation
55. Iwaki Chuo Station Building Co., Ltd.	100	52.0	Shopping center operation
56. Meguro Station Building Co., Ltd.	82	80.0	Shopping center operation
57. Akita Station Department Store Co., Ltd.	80	51.4	Shopping center operation
58. Abonde Co., Ltd.	30	65.3	Shopping center operation
59. Ikebukuro Terminal Building Co., Ltd.	6,000	54.3	Hotel operations, Shopping center operation and Real estate leasing
60. Yamagata Terminal Building Co., Ltd.	5,000	96.0	Hotel operations and Shopping center operation
61. Hotel Metropolitan Nagano Co., Ltd.	3,080	100.0	Hotel operations
62. Hotel Edmont Co., Ltd.	2,400	87.9	Hotel operations
63. Sendai Terminal Building Co., Ltd.	1,800	71.9	Hotel operations and Shopping center operation
64. Akita Terminal Building Co., Ltd.	1,000	78.0	Hotel operations and Shopping center operation
65. Morioka Terminal Building Co., Ltd.	900	79.4	Hotel operations and Shopping center operation
66. Takasaki Terminal Building Co., Ltd.	780	71.2	Hotel operations and Shopping center operation
67. Nippon Hotel Co., Ltd.	150	56.8	Hotel operations
68. East Japan Marketing & Communications, Inc.	250	100.0	Advertising and publicity
69. Tokyo Media Services Co., Ltd.	104	100.0	Advertising and publicity
70. The Orangepage, Inc. (Note 2)	500	98.6	Publishing
71. View World Co., Ltd.	450	51.0	Travel agency services
72. East Japan Railway Trading Co., Ltd.	560	100.0	Wholesale
73. JR East Logistics Co., Ltd.	100	100.0	Truck delivery services
74. JR East Japan Information Systems Company	500	100.0	Information processing
75. JR East Netstation Company (Note 2)	460	100.0	Information processing
76. JR East Management Service Co., Ltd.	80	100.0	Information services
77. East Japan Eco Access Co., Ltd.	120	100.0	Cleaning services
78. Railway Servicing Co., Ltd.	38	38.6 (61.4)	Cleaning services
79. Kanto Railway Servicing Co., Ltd.	38	35.6 (64.4)	Cleaning services
80. East Japan Railway Servicing Co., Ltd.	38	29.0 (71.0)	Cleaning services
81. JR Technoservice Sendai Co., Ltd.	25	100.0	Cleaning services
82. Niigata Railway Servicing Co., Ltd.	17	88.2	Cleaning services

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
83. East Japan Amenitec Co., Ltd.	¥ 13	100.0%	Cleaning services
84. Chiba Railway Servicing Co., Ltd.	12	25.3 (74.7)	Cleaning services
85. Akita Clean Servicing Co., Ltd.	10	100.0	Cleaning services
86. Nagano Railway Servicing Co., Ltd.	10	100.0	Cleaning services
87. Takasaki Railway Servicing Co., Ltd.	10	45.8 (54.2)	Cleaning services
88. Mito Railway Servicing Co., Ltd.	10	25.3 (74.7)	Cleaning services
89. JR East Housing Development & Realty Co., Ltd.	200	73.8	Built-for-Sale Housing Operation
90. JR East Rental & Lease Co., Ltd.	165	89.4	Car leasing
91. JR East Sports Co., Ltd.	400	100.0	Athletic club operations
92. Tohoku Resort System Co., Ltd. (Note 5)	1,200	83.3	Ski resort operations
93. Gala Yuzawa Co., Ltd.	300	92.7	Ski resort operations
94. JR East Facility Management Co., Ltd.	50	100.0	Building maintenance
95. Union Construction Co., Ltd.	120	60.0	Construction
96. JR East Consultants Company	50	100.0	Consulting
97. JR East Design Corporation	50	100.0	Consulting
98. East Japan Transport Technology Co., Ltd.	80	58.6	Machinery and rolling stock maintenance
99. Tohoku Kotsu Kikai Co., Ltd.	72	50.7	Machinery and rolling stock maintenance
100. Niigata Rolling Stock Machinery Co., Ltd. (Note 2)	40	40.5	Machinery and rolling stock maintenance
101. JR East Mechatronics Co., Ltd.	100	100.0	Maintenance services

Equity Method Affiliated Companies

Company Name	Capitalization (Millions of Yen)	Voting Right Percentage	Main Business Activities
1. Central Security Patrols Co., Ltd. (Note 6)	¥2,924	25.0%	Security business operation
2. JTB Corporation (Note 6)	2,304	21.9	Travel agency services

Notes: 1. Voting right percentages outside of parentheses represent direct voting right percentages, and percentages in parentheses represent shares held by other parties that vote along with the interests of JR East and do not include the percentage outside of parentheses.
2. In the year ended March 31, 2002, these subsidiaries were newly consolidated.
3. Higashinihon Kiosk Co., Ltd. merged with JR East Convenience Stores Co., Ltd. on October 1, 2001 and changed its name to East Japan Kiosk Co., Ltd. JR East Convenience Stores Co., Ltd. was dissolved after the merger.
4. East Japan Restaurant Co., Ltd. merged with J.B. Co., Ltd. on April 1, 2001, and changed its name to JR East Food Business Co., Ltd..
5. The liquidation of Tohoku Resort System Co., Ltd. was completed on June 5, 2002.
6. In the year ended March 31, 2002, these affiliated companies were newly accounted for by the equity method.
7. The Companies sold stock issued by Japan Telecom Co., Ltd., which in turn owned stock issued by J-Phone East Co., Ltd. (currently known as J-Phone Co., Ltd.), on October 26, 2001. As a result, they ceased to be accounted for as affiliated companies.

PEER GROUP COMPARISONS

This section lists several key performance indicators with representative peer group members to illustrate how JR East compares with other well-known companies.

Total Stock Market Value (Millions of U.S. Dollars)


International
JR East 16,511
British Airways 3,752
Lufthansa Group 4,991
AMR 3,445
Union Pacific 14,267
UPS 61,112
Domestic
JR East 16,511
JAL 4.718
Tokyu 3,426
TEPCO 25,225
NTT 61,141

1. Data in this graph has been computed from each company's share prices and shares outstanding at the end of the previous fiscal year.
2. AMR's major subsidiary is American Airlines.

Operating Revenues (Millions of U.S. Dollars)


International
JR East 19,123
British Airways 11,843
Lufthansa Group 14,554
AMR 18,963
Union Pacific 11,973
UPS 30,646
Domestic
JR East 19,123
JAL 12,095
Tokyu 7,956
TEPCO 39,252
NTT 87,831

Net Income (Millions of U.S. Dollars)


International
JR East 358
British Airways -202
Lufthansa Group -552
AMR -1,762
Union Pacific 966
UPS 2,399
Domestic
JR East 358
JAL -276
Tokyu 89
TEPCO 1,517
NTT -6,107

Free Cash Flows (Millions of U.S. Dollars)


International
JR East 2,627
British Airways 924
Lufthansa Group −798
AMR −4,180
Union Pacific 448
UPS 1,517
Domestic
JR East 2,627
JAL −204
Tokyu -36
TEPCO 4,201
NTT −1,145

1. Free cash flows are the total of cash flows from operating activities and cash flows from investing activities.
2. Items used to compute Free cash flows of British Airway are as follows.
   Cash Flow from Operating Activities: cash inflow from operating activities, dividends received from associates, government compensation received, returns on investments and servicing of finance, tax
   Cash Flow from Investing Activities: capital expenditure and financial investment, acquisitions and disposals

Return on Average Equity (ROE) (%)


International
JR East 5.1
British Airways −6.9
Lufthansa Group −16.6
AMR −28.1
Union Pacific 9.1
UPS 24.0
Domestic
JR East 5.1
JAL −14.8
Tokyu 8.1
TEPCO 9.6
NTT −12.7

1. *Net income used to compute return on average equity* is listed in the note following the net income graphs.
2. Average equity is the average of equity at the end of the previous and applicable fiscal years.

Return of Operating Income to Average Assets (ROA) (%)


International
JR East 4.4
British Airways −0.8
Lufthansa Group −1.9
AMR −8.4
Union Pacific 6.6
UPS 17.1
Domestic
JR East 4.4
JAL −0.7
Tokyu 2.1
TEPCO 4.5
NTT 4.5

Average assets is the average of assets at the end of the previous and applicable fiscal years.

Year ended March 31, 2002 (Year ended December 31, 2001 for Lufthansa Group, AMR, Union Pacific and UPS)
1. JAL...Japan Airlines Co., Ltd. Tokyu...Tokyu Corporation
   TEPCO...The Tokyo Electric Power Company, Incorporated NTT...Nippon Telegraph and Telephone Corporation
2. Data in this section have been based on consolidated figures from each company's annual report or financial press release.
3. The exchange rate used is the rate for March 31, 2002 ($1=¥133, £1=$1.42, 1Euro=$0.872).
4. Share prices at the close of the previous fiscal years listed above and computed using the above exchange rates are $4,127.82 for JR East, $3.46 for British Airways, $13.08 for Lufthansa Group, $22.30 for AMR, $57.00 for Union Pacific, $54.50 for UPS, $2.65 for JAL, $3.05 for Tokyu, $18.65 for TEPCO, and $3,789.47 for NTT.

INTERNATIONAL RAILWAY COMPARISONS

Japan's high reliance on railways due to the size of the economy and its geographic characteristics affords railroad companies an extremely large source of demand especially in urban areas. JR East is Japan's largest railway company, and one of the largest in the world as well.

Transportation Market (Passenger-Kilometers)


(Billions)
Railways
Motor Vehicles
Airlines
Ships
Japan 1,419.7
U.K. 719.2
Germany 955.6
France 822.3
Italy 885.5
U.S. 3,987.1

Year ended December 31, 1999	Railways		Motor Vehicles						Airlines		Ships		Total	
			Buses		Cars		Total							
	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%	Billions	%
Japan	384.4	27.1%	87.3	6.1%	863.9	60.9%	951.3	67.0%	79.7	5.6%	4.3	0.3%	1,419.7	100.0%
U.K.	46.0	6.4%	45.0	6.3%	621.0	86.3%	666.0	92.6%	7.3	1.0%	N.A.	N.A.	719.2	100.0%
Germany	73.6	7.7%	76.2	8.0%	765.9	80.1%	842.1	88.1%	39.9	4.2%	N.A.	N.A.	955.6	100.0%
France	66.6	8.1%	N.A.	N.A.	N.A.	N.A.	740.0	90.0%	15.7	1.9%	N.A.	N.A.	822.3	100.0%
Italy	49.5	5.6%	93.1	10.5%	728.8	82.3%	821.9	92.8%	9.8	1.1%	4.3	0.5%	885.5	100.0%
U.S.	22.5	0.6%	48.3	1.2%	3,166.5	79.4%	3,214.8	80.6%	749.8	18.8%	N.A.	N.A.	3,987.1	100.0%

Figures for Japan and U.K. are for the year ended March 31, 2001, and 2000, respectively. and figures for the U.S. are for the year ended December 31, 1997.
Note: Railway figures for Japan include JR East passenger-kilometers (1,253 billion). For details, see pages 79 and 85.
Sources: Japan: Ministry of Land, Infrastructure and Transport
U.K.: Annual Abstract of Statistics, 2001
Germany: Verkehr in Zahlen 2000
France: Mémento de statistiques and homepage of French Transport for airlines information
Italy: Conto Nazionale dei Transporti Anno
U.S.: Railroad Facts 2000 and Statistical Abstract of the United States 2000

Railway Passenger Line Networks* (km)


JR East 7,538
U.K. 15,038
Germany 32,723
France 31,589
Italy 16,108
U.S. 39,428

Revenues from Railway Operations** (Millions of U.S. Dollars)


JR East 15,800
U.K. N.A.
Germany 8,852
France 4,579
Italy 1,807
U.S. 821

Number of Passengers** (Millions)


JR East 5,893
U.K. 947
Germany 1,678
France 850
Italy 432
U.S. 21

Number of Employees*


JR East 75,426
U.K. N.A.
Germany 280,033
France 174,305
Italy 114,193
U.S. 25,291

Passenger-Kilometers** (Millions)


JR East 125,998
U.K. 38,300
Germany 72,822
France 66,298
Italy 40,971
U.S. 8,569

* As of December 31, 1999, except JR East and U.K. figures as of March 31, 2000 and U.S. figures as of December 31,1998
** Year ended December 31, 1999, except JR East and U.K. figures for the year ended March 31, 2000

Notes:
1. U.K.: Train Operating Companies (Railway tracks are owned by Railtrack Group plc), Germany: Deutsche Bahn AG (German Railways), France: Société Nationale des Chemins de fer Français (SNCF), (Railway tracks are owned by Réseau ferré de France (RFF)), Italy : Ferrovie dello Stato S.p.A. (Italian National Railways), U.S.: Amtrak
2. Figures for passenger line network do not include freight traffic (except for France and Italy).
3. Revenues from railway operations do not include freight and other service revenues, except France.
4. The exchange rate used is the rate for March 31, 2000 ($1=¥106, £1=$1.59, $1=DM2.03, $1=Fr6.82, $1=2,014Lira).

Source: Statistiques Internationale des Chemins de fer 1998, Union Internationale des Chemins de fer

Fundamentals

Gross Domestic Product (2001)
(Billions of U.S. Dollars)



Japan 4,147
U.K. 1,424
Germany 1,846
France 1,303
Italy 1,089
U.S. 10,143

(Billions of U.S. Dollars)	1997	1998	1999	2000	2001
Japan	**4,223**	**3,797**	**4,380**	**4,611**	**4,147**
U.K.	1,278	1,362	1,423	1,416	1,424
Germany	2,115	2,142	2,112	1,873	1,846
France	1,394	1,436	1,434	1,291	1,303
Italy	N.A.	1,172	1,162	1,074	1,089
U.S.	7,819	8,179	9,190	9,927	10,143

Source : Annual OECD National Accounts Publication

Population (2000)
(Millions)



Japan 126.9
U.K. 59.5
Germany 82.0
France 58.9
Italy 57.5
U.S. 281.4

(Millions)	1996	1997	1998	1999	2000
Japan	125.9	126.2	126.5	126.7	126.9
U.K.	58.8	59.0	58.7	59.2	59.5
Germany	81.9	82.1	82.0	82.1	82.0
France	58.4	58.6	58.9	59.1	58.9
Italy	57.4	57.5	57.4	57.3	57.5
U.S.	266.6	267.9	270.6	273.1	281.4

Sources : United Nations data

Population Density (2000)
(Per Square Kilometer)



Japan 336 1,590
U.K. 245 274
Germany 230 328
France 107 147
Italy 191 254
U.S. 29 45
Population per Square Kilometer of Total National Land Area
Population per Square Kilometer of Habitable Land Area

(Per Square Kilometer)	1996		1997		1998		1999		2000	
	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area	Total National Land Area	Habitable Land Area
Japan	333	1,570	334	1,576	335	1,579	335	1,586	336	1,590
U.K.	241	270	242	271	241	269	244	272	245	274
Germany	229	338	230	339	230	339	230	339	230	328
France	106	146	106	147	107	147	107	148	107	147
Italy	191	254	191	255	191	254	190	254	191	254
U.S.	28	43	29	43	29	44	29	44	29	45

Note: JR East calculated these figures by using following data and definition of each country's square kilometers of habitable land area.

Population: United Nations data; Report on the National Census, Ministry of Public Management, Home Affairs, Posts and Telecommunications

Square kilometers of habitable land area:

Japan: Land White Paper, Ministry of Land, Infrastructure and Transport
Total area minus forests and woodland, barren land, area under inland water bodies and other

Other Countries: The FAOSTAT Database Land Use
Land Area minus Forests and Woodland

RAILWAY OPERATIONS IN JAPAN

Railways play a vital role in Japan, and JR East alone represents about 30% of all passenger railway transportation.

Share in Domestic Transportation

Number of Passengers (2001)


JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		1997		1998		1999		2000		2001	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	6,073	7.2%	5,978	7.1%	5,907	7.0%	5,893	7.0%	5,862	6.9%
	Other Railways	16,520	19.6%	16,266	19.2%	16,107	19.2%	15,857	18.9%	15,785	18.6%
Motor Vehicles		61,543	72.9%	62,200	73.5%	61,839	73.6%	62,047	73.9%	62,841	74.2%
Airlines		82	0.1%	86	0.1%	88	0.1%	92	0.1%	93	0.1%
Ships		148	0.2%	145	0.2%	127	0.2%	120	0.1%	110	0.1%
Total		84,366	100.0%	84,675	100.0%	84,068	100.0%	84,009	100.0%	84,691	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Passenger-Kilometers (2001)


JR East
Other Railways
Motor Vehicles
Airlines
Ships

Years ended March 31		1997		1998		1999		2000		2001	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	129,657	9.2%	127,315	9.0%	126,110	8.9%	125,998	8.8%	125,344	8.8%
	Other Railways	272,499	19.3%	267,924	18.9%	262,828	18.5%	259,103	18.2%	259,097	18.3%
Motor Vehicles		931,721	66.1%	944,972	66.6%	954,807	67.0%	955,564	67.1%	951,253	67.0%
Airlines		69,049	4.9%	73,243	5.2%	75,988	5.3%	79,348	5.6%	79,698	5.6%
Ships		5,634	0.4%	5.351	0.4%	4,620	0.3%	4,479	0.3%	4,304	0.3%
Total		1,408,560	100.0%	1,418,805	100.0%	1,424,353	100.0%	1,424,492	100.0%	1,419,696	100.0%

Source: Summary of Transport Statistics, Ministry of Land, Infrastructure and Transport

Share in the Domestic Railways

Passenger Line Network



	Passenger Line Network*	
	km	%
JR East	7,538.1	27.4%
JR Central	1,977.9	7.2%
JR West	5,078.4	18.5%
Other JR Companies	5,456.7	19.8%
Other Railways	7,444.3	27.1%
Total	27,495.4	100.0%

Number of Passengers


JR East
JR Central
JR West
Other JR Companies
Other Railways

	Number of Passengers**	
	Millions	%
JR East	5,862	27.0%
JR Central	497	2.3%
JR West	1,812	8.3%
Other JR Companies	483	2.2%
Other Railways	13,051	60.1%
Total	21,706	100.0%

Passenger-Kilometers



	Passenger-Kilometers**	
	Millions	%
JR East	125,344	32.6%
JR Central	48,674	12.7%
JR West	52,551	13.7%
Other JR Companies	14,089	3.7%
Other Railways	143,628	37.4%
Total	384,287	100.0%

Rolling Stock Kilometers



	Rolling Stock Kilometers**	
	Millions	%
JR East	2,186	28.1%
JR Central	936	12.0%
JR West	1,240	16.0%
Other JR Companies	467	6.0%
Other Railways	2,942	37.9%
Total	7,770	100.0%

Revenues from Passenger Tickets



	Revenues from Passenger Tickets**	
	Billions of Yen	%
JR East	1,681	28.8%
JR Central	1,041	17.8%
JR West	773	13.2%
Other JR Companies	222	3.8%
Other Railways	2,126	36.4%
Total	5,842	100.0%

* As of March 31, 2001
** Year ended March 31, 2001

Notes: 1. Figures for passenger line network do not include freight traffic.
2. Figures for rolling stock kilometers do not include locomotives and freight cars.

Source: Statistics of Railways 1999, Ministry of Land, Infrastructure and Transport

FINANCIAL OVERVIEW OF JR PASSENGER RAILWAY COMPANIES

JR East accounts about 50% of the total operating revenues of the three largest JR passenger railway companies. JR East's immense and stable operating base contributes to large and consistent earnings and cash flows.

Operating Revenues (Billions of Yen)


2000
JR East
2,502.9
JR Central
1,221.6
JR West
1,191.0
2001
JR East
2,546.0
JR Central
1,333.3
JR West
1,195.5
2002
JR East
2,543.4
JR Central
1,367.0
JR West
1,190.6

Operating Revenues (Millions of Yen)			
Years ended March 31	2000	2001	2002
JR East	2,502,909	2,546,041	2,543,378
JR Central	1,221,629	1,333,294	1,366,965
JR West	1,191,009	1,195,516	1,190,610

Net Income (Billions of Yen)


2000
JR East
67.0
JR Central
37.7
JR West
25.1
2001
JR East
69.2
JR Central
53.0
JR West
31.0
2002
JR East
47.6
JR Central
42.1
JR West
45.5

Net Income (Millions of Yen)			
Years ended March 31	2000	2001	2002
JR East	66,963	69,174	47,551
JR Central	37,678	52,960	42,090
JR West	25,091	30,961	45,537

Free Cash Flows (Billions of Yen)


2000
JR East
182.3
JR Central
104.2
JR West
55.5
2001
JR East
189.2
JR Central
226.3
JR West
148.2
2002
JR East
349.4
JR Central
286.7
JR West
117.4

Free Cash Flows (Millions of Yen)			
Years ended March 31	2000	2001	2002
JR East	182,277	189,151	349,400
JR Central	104,171	226,323	286,745
JR West	55,513	148,187	117,380

Note: Free cash flows are the total of cash flows from operating activities and cash flows from investing activities.

Return on Average Equity (ROE) (%)


2000
JR East 8.3
JR Central 7.1
JR West 7.6
2001
JR East 7.8
JR Central 8.7
JR West 8.1
2002
JR East 5.1
JR Central 6.5
JR West 11.0

Return on Average Equity (ROE)			
Years ended March 31	2000	2001	2002
JR East	8.3%	7.8%	5.1%
JR Central	7.1%	8.7%	6.5%
JR West	7.6%	8.1%	11.0%

Note : Average equity is the average of equity at the end of the previous and applicable fiscal years.

Ratio of Operating Income to Average Assets (ROA) (%)


2000
JR East 4.7
JR Central 5.4
JR West 4.2
2001
JR East 4.4
JR Central 5.6
JR West 4.4
2002
JR East 4.4
JR Central 6.4
JR West 4.7

Ratio of Operating Income to Average Assets (ROA)			
Years ended March 31	2000	2001	2002
JR East	4.7%	4.4%	4.4%
JR Central	5.4%	5.6%	6.4%
JR West	4.2%	4.4%	4.7%

Note : Average assets is the average of assets at the end of the previous and applicable fiscal years.

Net Income per Share (Yen)


2000
JR East 16,741
JR Central 16,821
JR West 12,546
2001
JR East 17,294
JR Central 23,643
JR West 15,481
2002
JR East 11,888
JR Central 18,791
JR West 22,769

Free Cash Flows per Share (Yen)


2000
JR East 45,569
JR Central 46,505
JR West 27,757
2001
JR East 47,288
JR Central 101,037
JR West 74,094
2002
JR East 87,350
JR Central 128,011
JR West 58,690

Note : Data in this section have been calculated by JR East based on figures in the JR Central and JR West annual reports to the Minister of Finance according to the Securities and Exchange Law of Japan.

RAILWAY OPERATIONS IN TOKYO

JR East alone provides nearly half of the huge volume of railway transportation in the Tokyo area, where railways account for more than 50% of all transportation. With an immense population, the Tokyo area is sure to generate a large amount of demand for transportation services.

Transportation in the Tokyo Region
Number of Passengers


2000
JR East
Other Railways
Motor Vehicles
Airlines and Ships

Years ended March 31		1996		1997		1998		1999		2000	
		Millions	%	Millions	%	Millions	%	Millions	%	Millions	%
Railways	JR East	5,423	20.5%	5,431	20.9%	5,359	20.5%	5,306	20.3%	5,302	20.7%
	Other Railways	7,901	29.9%	7,886	30.3%	7,766	29.7%	7,792	29.9%	7,715	30.1%
Motor Vehicles		13,107	49.5%	12,669	48.7%	13,031	49.8%	12,965	49.7%	12,561	49.0%
Airlines and Ships		33	0.1%	34	0.1%	34	0.1%	35	0.1%	36	0.1%
Total		26,464	100.0%	26,020	100.0%	26,190	100.0%	26,098	100.0%	25,614	100.0%

Note: JR East figures include data from the bordering lines of JR Central.
Source: Survey of Regional Passenger Movement, Ministry of Land, Infrastructure and Transport

Major Railways in the Tokyo Region

	Passenger Line Network*		Passenger-Kilometers**		Revenues from Passenger Tickets**	
	km	%	Millions	%	Billions of Yen	%
JR East	1,117.4	43.2%	76,457	48.7%	844.0	45.0%
Tobu Railway	463.3	17.9%	13,030	8.3%	144.0	7.7%
Teito Rapid Transit Authority	177.2	6.8%	15,822	10.1%	261.3	13.9%
Seibu Railway	176.6	6.8%	8,767	5.6%	91.6	4.9%
Toei (Tokyo Metropolitan Government)	121.5	4.7%	4,292	2.7%	90.7	4.8%
Odakyu Electric Railway	120.5	4.7%	10,440	6.7%	106.8	5.7%
Keisei Electric Railway	102.4	4.0%	3,509	2.2%	48.8	2.6%
Tokyu Corporation	102.1	3.9%	8,867	5.7%	113.6	6.1%
Keihin Electric Express Railway	87.0	3.4%	6,086	3.9%	69.7	3.7%
Keio Electric Railway	84.7	3.3%	6,903	4.4%	72.5	3.9%
Sagami Railway	35.9	1.4%	2,709	1.7%	32.2	1.7%
Total	2,588.6	100.0%	156,882	100.0%	1,875.2	100.0%

* As of March 31, 2001
** Year ended March 31, 2001
Note: Figures do not include freight lines.
Source: Statistics of Railways, Ministry of Land, Infrastructure and Transport

Passenger Line Network (km)


JR East 1,117.4
Tobu 463.3
Teito 177.2
Seibu 176.6
Toei 121.5
Odakyu 120.5
Keisei 102.4
Tokyu 102.1
Keihin 87.0
Keio 84.7
Sagami 35.9

Passenger-Kilometers (Millions)


JR East 76,457
Tobu 13,030
Teito 15,822
Seibu 8,767
Toei 4,292
Odakyu 10,440
Keisei 3,509
Tokyu 8,867
Keihin 6,086
Keio 6,903
Sagami 2,709

Revenues from Passenger Tickets (Billions of Yen)


JR East 844.0
Tobu 144.0
Teito 261.3
Seibu 91.6
Toei 90.7
Odakyu 106.8
Keisei 48.8
Tokyu 113.6
Keihin 69.7
Keio 72.5
Sagami 32.2

Note: Data used for JR East in this section is data from Tokyo Metropolitan Area Network.

Fundamentals

Net Domestic Product (Billions of Yen)


1998
Tokyo Region
Other

Years ended March 31	1996		1997		1998		1999		2000	
Tokyo Region	119,051	30.6%	121,588	30.3%	120,868	30.6%	117,841	—	116,867	—
Other	270,446	69.4%	279,613	69.7%	274,557	69.4%	N.A.	N.A.	N.A.	N.A.
Total	389,497	100.0%	401,201	100.0%	395,425	100.0%	N.A.	N.A.	N.A.	N.A.

Source : Annual Report on Prefectural Economies, Cabinet Office
Graph is based on Prefectural Economies, March 31, 1998

Population (Millions)


2001
Tokyo Region
Other

Years ended March 31	1997		1998		1999		2000		2001	
Tokyo Region	32.8	26.0%	33.0	26.1%	33.1	26.1%	33.4	26.3%	33.7	26.5%
Other	93.4	74.0%	93.5	73.9%	93.6	73.9%	93.5	73.7%	93.6	73.5%
Total	126.2	100.0%	126.5	100.0%	126.7	100.0%	126.9	100.0%	127.3	100.0%

Source: Report on the National Census, Ministry of Public Management, Home Affairs, Posts and Telecommunications

Population Density (Per Square Kilometer)


2001
Tokyo Region
2,534
Other
257
National Average
337

Years ended March 31	1997	1998	1999	2000	2001
Tokyo Region	2,486	2,485	2,495	2,516	2,534
Other	256	256	257	256	257
National Average	334	335	335	336	337

Note: JR East calculated these figures by using data from the following sources.
Report on the National Census, Ministry of Public Management, Home Affairs, Posts and Telecommunications; statistics from the Ministry of Land, Infrastructure and Transport

Note: The statistics on this page are based on governmental boundaries and do not strictly correspond with JR East's operating segments.

ANALYSIS OF JR EAST OPERATIONS

The Tokyo area is JR East's primary market, and the Tokyo metropolitan area network generates about half of the Company's railway revenues. Commuter-pass travel represents one of the major sources of JR East's revenues.

Percentages by Operating Area


Passenger Line Network
Passenger-Kilometers
Revenues from Passenger Tickets
Shinkansen Bullet Train Network
Tokyo Metropolitan Area Network
Intercity and Regional Networks

	Passenger Line Network*		Passenger-Kilometers **		Revenues from Passenger Tickets**	
	km	%	Millions	%	Millions of Yen	%
Shinkansen Bullet Train Network	956.3	12.7%	17,741	14.2%	458,419	27.5%
Tokyo Metropolitan Area Network	1,106.1	14.7%	76,200	61.0%	841,548	50.5%
Intercity and Regional Networks	5,475.7	72.6%	30,975	24.8%	367,602	22.0%
Total	7,538.1	100.0%	124,916	100.0%	1,667,569	100.0%

* As of March 31, 2002
** Year ended March 31, 2002

Percentages of Commuter Passes


Number of Passengers
Passenger-Kilometers
Revenues from Passenger Tickets
Commuter Passes
Other

	Number of Passengers		Passenger-Kilometers		Revenues from Passenger Tickets	
Year ended March 31, 2002	Millions	%	Millions	%	Millions of Yen	%
Commuter Passes	3,710	63.5%	72,520	58.1%	487,283	29.2%
Other	2,136	36.5%	52,396	41.9%	1,180,286	70.8%
Total	5,846	100.0%	124,916	100.0%	1,667,569	100.0%


Percentages of Commuter Passes
Shinkansen Bullet Train Network
Tokyo Metropolitan Area Network
Intercity and Regional Networks
Passenger-Kilometers
Revenues from Passenger Tickets

	Passenger-Kilometers			Revenues from Passenger Tickets		
	Total	Commuter Passes		Total	Commuter Passes	
Year ended March 31, 2002	Millions	Millions	%	Millions of Yen	Millions of Yen	%
Shinkansen Bullet Train Network	17,741	1,550	8.7%	458,419	21,333	4.7%
Tokyo Metropolitan Area Network	76,200	51,758	67.9%	841,548	346,058	41.1%
Intercity and Regional Networks	30,975	19,212	62.0%	367,602	119,892	32.6%
Total	124,916	72,520	58.1%	1,667,569	487,283	29.2%

Note: Percentages represent passenger-kilometers and revenues from passenger tickets attributable to commuter passes for each segment.

Passenger-Kilometers

Years ended March 31		2000	2001	2002	2002/2001
		(Millions)			
Shinkansen Bullet Train Network	Commuter Passes	1,416	1,479	1,550	104.8%
	Other	16,117	16,200	16,191	99.9%
	Total	17,533	17,679	17,741	100.4%
Conventional Lines	Commuter Passes	71,900	71,460	70,970	99.3%
	Other	36,565	36,205	36,205	100.0%
	Total	108,465	107,665	107,175	99.5%
Tokyo Metropolitan Area Network	Commuter Passes	52,538	52,186	51,758	99.2%
	Other	24,502	24,271	24,442	100.7%
	Total	77,040	76,457	76,200	99.7%
Intercity and Regional Networks	Commuter Passes	19,362	19,274	19,212	99.7%
	Other	12,063	11,934	11,763	98.6%
	Total	31,425	31,208	30,975	99.3%
Total	Commuter Passes	73,316	72,939	72,520	99.4%
	Other	52,682	52,405	52,396	100.0%
	Total	125,998	125,344	124,916	99.7%

Revenues from Passenger Tickets

Years ended March 31		2000	2001	2002	2002/2001
		(Millions of Yen)			
Shinkansen Bullet Train Network	Commuter Passes	19,439	20,301	21,333	105.1%
	Other	438,179	442,857	437,086	98.7%
	Total	457,618	463,158	458,419	99.0%
Conventional Lines	Commuter Passes	470,342	468,814	465,950	99.4%
	Other	746,823	748,213	743,200	99.3%
	Total	1,217,165	1,217,027	1,209,150	99.4%
Tokyo Metropolitan Area Network	Commuter Passes	349,891	348,634	346,058	99.3%
	Other	493,420	495,319	495,490	100.0%
	Total	843,311	843,953	841,548	99.7%
Intercity and Regional Networks	Commuter Passes	120,451	120,180	119,892	99.8%
	Other	253,403	252,894	247,710	98.0%
	Total	373,854	373,074	367,602	98.5%
Total	Commuter Passes	489,781	489,115	487,283	99.6%
	Other	1,185,002	1,191,070	1,180,286	99.1%
	Total	1,674,783	1,680,185	1,667,569	99.2%

Conventional Lines: Total of Tokyo Metropolitan Area Network and Intercity and Regional Networks

Electric Power

JR East generates more than one-half of the electricity it uses.


Independent
Purchased

Year ended March 31, 2002	Millions of kWh	%
Thermal Generation	1,976	31.7%
Hydroelectric Generation	1,543	24.7%
Independent	3,519	56.4%
Purchased	2,720	43.6%
Total	6,239	100.0%

LIFE-STYLE SERVICE BUSINESSES

JR East owns many stations with high potential that are used by numerous customers. The Company is carrying out its life-style service businesses utilizing management resources such as stations.

Number of Busy Stations

	More than 100,000 Passengers per day	More than 200,000 Passengers per day
JR East	83	33
JR Central	4	2
JR West	12	6
Tokyu Corporation	15	3

Year ended March 31, 2001
Data based on figures from JR Central, JR West and Tokyu Corporation


JR East
33
83
JR Central
2
4
JR West
6
12
Tokyu
3
15
More than 200,000 Passengers per day
More than 100,000 Passengers per day

Comparison of Major Department Stores, Retail Sales and Convenience Stores (Millions of Yen)

	Operating Revenues
JR East	368,553
Takashimaya	987,164
7-Eleven Japan	2,114,013
Tokyu Store	280,085
JR West	195,262

(Billions of Yen)


JR East
368.6
Takashimaya
987.2
7-Eleven Japan
2,114.0
Tokyu Store
280.1
JR West
195.3

Takashimaya=Takashimaya Company, Limited
7-Eleven Japan=Seven-Eleven Japan Co., Ltd.
Tokyu Store=TOKYU STORE CHAIN CO., LTD.
Year ended March 31, 2002 (Year ended February 28, 2002 for Takashimaya, 7-Eleven Japan and Tokyu Store)
Data in this section have been based on figures from each company's financial press release.
The following figures are used as operating revenues:
JR East: Station space utilization, segment revenues from outside customers
Takashimaya: Department store business, segment revenues from outside customers
7-Eleven Japan: Total store sales (nonconsolidated)
Tokyu Store: Consolidated operating revenues
JR West: Sales of goods, segment revenues from third parties

Comparison of Real Estate Leasing to Retailers and Other Tenants (Millions of Yen)

	Operating Revenues
JR East	165,276
Mitsui	264,479
Tokyu Corporation	144,208
JR West	57,693

(Billions of Yen)


JR East
165.3
Mitsui
264.5
Tokyu
144.2
JR West
57.7

Mitsui=Mitsui Fudosan Co., Ltd.
Year ended March 31, 2002
Data in this section have been based on figures from each company's financial press release.
The following figures are used as operating revenues:
JR East: Shopping centers & office buildings, segment revenues from outside customers
Mitsui: Office and commercial revenues in leasing segment, outside customers
Tokyu Corporation: Real estate segment revenues from external customers
JR West: Real estate business, segment revenues from third parties

Domestic Hotel Chain Ranking by Guest Rooms

	Guest Rooms	Rank
Seibu Group (Prince Hotels)	22,871	1st
Washington Group Hotels	19,148	2nd
Tokyu Hotels	15,394	3rd
JR East Hotel Group	4,533	17th
JR West Hotels	2,562	28th

As of December 31, 2001
Data based on Japan Hotel Almanac 2001 by Ohta Publications


Seibu
22,871
Washington
19,148
Tokyu
15,394
JR East
4,533
JR West
2,562

STOCK INFORMATION

Stock Code: 9020

Quarterly Summary



JR East
(Thousands of Yen)
Nikkei
(Thousands of Yen)
800
700
600
500
400
300
200
100
0
30.0
27.5
25.0
22.5
20.0
17.5
15.0
12.5
10.0
JR East Average Stock Price
Nikkei Average
1996
1997
1998
1999
2000
2001
2002
Calendar Year
I II III IV I II III IV I II III IV I II III IV I II III IV I II III IV I

Stock Price (Thousands of Yen)

High	¥ 550	603	589	545	550	598	586	600	639	683	746	745	760	768	748	678	569	646	655	688	682	720	742	742	640
Low	505	536	497	476	465	495	509	534	543	586	653	622	586	648	653	550	430	528	559	577	568	640	656	574	510
Average	533.4	564.6	541.5	514.9	510.4	554.5	550.0	575.0	598.1	636.7	687.2	685.9	684.5	700.1	690.4	605.6	508.3	598.7	602.9	632.3	632.6	684.2	699.4	654.1	564.1
Average Daily Trading Volume (Shares)	3,622	3,605	2.367	2,900	2,593	2,817	3,195	2,874	3,766	3,330	3,122	3,250	3,332	3,284	7,866	5,099	5,820	5,364	4,500	5,555	8,294	5,636	8,077	8,407	8,693

Note : Average stock prices are computed using closing prices.
Source : Tokyo Stock Exchange

Major Shareholders

As of March 31, 2002	Number of Shares Held	Percentage of Total Issued Shares
Japan Railway Construction Public Corporation JNR Settlement Headquarters *1	500,129	12.50%
The Mitsubishi Trust and Banking Corporation, trust accounts	164,113	4.10%
Japan Trustee Services Bank, Ltd., trust accounts	129,433	3.24%
The JR East Employees Shareholding Association	122,329	3.06%
The Mitsubishi Trust and Banking Corporation	110,002	2.75%
The Sumitomo Mitsui Banking Corporation	105,300	2.63%
The Fuji Bank, Limited *2	95,000	2.38%
The Dai-Ichi Kangyo Bank, Limited *2	95,000	2.38%
The Bank of Tokyo-Mitsubishi, Limited	95,000	2.38%
The Industrial Bank of Japan, Limited *2	83,333	2.08%
Total	1,499,639	37.49%

*1 The remaining 500 thousand share held by JRCC were sold on June 21, 2002. Currently JRCC does not own any JR East shares.
*2 These banks were reorganized into Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. as of April 1, 2002.

> ORGANIZATION

(As of June 2002)


General Meeting of Stockholders
Board of Directors
Chairman
President
Executive Committee
Corporate Auditors/ Meeting of Corporate Auditors
Corporate Auditors Office
Corporate Planning Headquarters
Management Administration Dept.
Investment Planning Dept.
Technology Planning Dept.
International Dept.
Inquiry & Audit Dept.
Railway Operations Headquarters
Marketing Dept.
Transport Safety Dept.
Transport & Rolling Stock Dept.
Facilities Dept.
Life-style Business Development Headquarters
Credit Card Dept.
Construction Dept.
Public Relations Dept.
Finance Dept.
Personnel Dept.
Health & Welfare Dept.
Legal Dept.
Administration Dept.
Tokyo Branch Office
Yokohama Branch Office
Hachioji Branch Office
Omiya Branch Office
Takasaki Branch Office
Mito Branch Office
Chiba Branch Office
Sendai Branch Office
Yamagata Branch
Fukushima Branch
Morioka Branch Office
Aomori Branch
Akita Branch Office
Niigata Branch Office
Niitsu Rolling Stock Plant
Nagano Branch Office
Shinkansen Transport Dept.
Tokyo Construction Office
Joshinetsu Construction Office
Tokyo Electric Construction Office
Tohoku Construction Office
Research & Development Center of JR East Group
Overseas Offices (New York, Paris)
JR East General Education Center
JR Tokyo General Hospital
Central Health Supervision Office

Note: Stations, maintenance and inspection facilities, and other operating units are not shown.

> BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of June 2002)



Masatake Matsuda
Chairman



Mutsutake Otsuka
President and CEO

Chairman
Masatake Matsuda

President and CEO
Mutsutake Otsuka*

Executive Vice Presidents
Eiji Hosoya*
Life-style Business Development Headquarters

Yoshio Ishida*
Railway Operations Headquarters

Satoshi Seino*
Corporate Planning Headquarters

Executive Directors
Nobuyuki Hashiguchi
Railway Operations Headquarters; Facilities Department, Railway Operations Headquarters; Construction Department

Makoto Natsume
CFO
Finance Department; Personnel Department; Health & Welfare Department

Yasutomo Shirakawa
Railway Operations Headquarters; Marketing Department, Railway Operations Headquarters; Transport & Rolling Stock Department, Railway Operations Headquarters; Credit Card Department; IT Business Project

Yukio Arimori
Technology Planning Department, Corporate Planning Headquarters; Research & Development Center of JR East Group; Transport Safety Department, Railway Operations Headquarters

Hiroshi Okawa
Tokyo Branch Office

Tetsujiro Tani
Administration Department; Inquiry & Audit Department; Public Relations Department; Legal Department

Yoshiaki Arai
Life-style Business Development Headquarters

Directors
Kunio Aoki
Niigata Branch Office

Hiroshi Ogino
Morioka Branch Office

Makoto Egashira
Hachioji Branch Office

Atsuhiko Kano
Life-style Business Development Headquarters

Nobuyuki Sasaki
Personnel Department

Shinichi Shimizu
Sendai Branch Office

Masao Tsukamoto
Akita Branch Office

Tsutomu Sato
Takasaki Branch Office

Tetsuro Tomita
Management Administration Department, Corporate Planning Headquarters

Takao Kubo
Mito Branch Office

Takao Saito
Nagano Branch Office

Masanori Tanaka
Omiya Branch Office

Toru Sekine
Tokyo Station

Shunichi Suzuki
Chiba Branch Office

Yoichi Minami
Marketing Department, Railway Operations Headquarters

Masaki Ogata
Transport & Rolling Stock Department, Railway Operations Headquarters

Masahiko Ogura
Yokohama Branch Office

Outside Corporate Directors
Shoichiro Yoshida
(Chairman, Representative Director and CEO, Nikon Corp.)

Takeshi Inoo
(Counselor, Isuzu Motors Ltd.)

Corporate Auditors
Katsuhiro Harada

Nobumasa Omatsu

Tetsuo Takeuchi
(Chairman, Board of Trustees, Daito Bunka University)

Outside Corporate Auditors
Kiyoshi Uetani
(Lawyer)

Tsutoo Matsumoto
(Certified Public Accountant)

*Representative Director

> GLOSSARY

Automatic Train Control (ATC) System
ATC equipment automatically controls braking in accordance with remote speed commands that are transmitted electrically from control equipment to train through the track with instructions for the desired speed, instead of via trackside signals to the driver. Equipment in the train receives speed commands, which are indicated on the driver's panel. This is installed in Joetsu, Tohoku and Nagano Shinkansen trains and busy conventional lines. Further, JR East is making advance preparations to introduce the next generation system, Digital ATC. With this system trains will decelerate gradually after digital signals transmitted from sensors on the ground inform a following train about the position of the preceding train. Introduction of Digital ATC will enable a further shortening of the distance between trains. The new system will be installed on the Morioka-Hachinohe sector of the Tohoku Shinkansen Line in December 2002.

Liners
Liners are reserved-seat trains that run during the morning and evening commuting periods. Passengers pay a home liner charge of ¥500, or a boarding charge of ¥310 for the right to board these trains. The service was first introduced on a limited express train to Omiya in the evening commuting period, using limited express trains that were being returned to Omiya. The opportunity to reserve seats for such a small price was very popular, and the service has since been expanded to other routes. The number of trains has also been increased. The Chuo-Ome Liner, introduced in December 2001, is the first train in which all seats are reserved.

Commuter pass
A credit card-sized card, normally encoded magnetically, allowing unlimited travel between two points over a period of one, three or six months. In addition to commuter passes based on conventional magnetic stripe cards, JR East also offers the IC card *Suica* commuter pass. First introduced in November 2001, *Suica* is a contactless IC card. Passengers can pass through automatic fare collecting gate by inserting their magnetic cards into the gate, or by touching their *Suica* cards against the gate. In Japan, employers normally pay for their employees' commuter passes.

Japan Railway Construction Public Corporation (JRCC)
Established in 1964, JRCC is a government-owned corporation whose primary activity is the construction of Seibi Shinkansen (see "Shinkansen") and other national projects. Within JR East's service area, this corporation is presently building Hokuriku Shinkansen and Tohoku Shinkansen extension. JR East rents Nagano Shinkansen, which is one sector of Hokuriku Shinkansen and commenced operations in October 1997, from JRCC. JR East also rents conventional lines such as Musashino line, Keiyo line and three other lines from JRCC. The "Law for Disposal of Debts and Liabilities of the Japanese National Railways Settlement Corporation" (the "Law") was enforced in October 1998. This resulted in the liquidation of the JNRSC and the transfer of JR East shares held by JNRSC to JRCC's JNR Settlement Headquarters. In June 2002, JRCC sold all remaining shares (500 thousand) to the public.

Number of passengers
This figure includes both passengers who begin their journey at JR East stations and passengers who transfer to JR East from other railway company lines.

Operating kilometers (passenger line network)
Operating kilometers are units of measurement of the actual length of a railway line between two stations, regardless of the number of tracks along the line. Fare and charge calculations are based on this figure.

Passenger-kilometers
Passenger-kilometers are units used in measuring passenger volume. They are calculated by adding up the numbers each of which are calculated by multiplying the number of passengers that pass between two stations by the distance (in operating kilometers) between the stations.

Rolling stock kilometers
Taking into account the number of railcars on each train, rolling stock kilometers (or railcar kilometers) are precise measures of transportation capacity. They are calculated by adding up the numbers each of which are calculated by multiplying the number of railcars (excluding locomotives) that pass between two stations by the distance (in operating kilometers) between the stations.

Shinkansen
The high-speed rail system in Japan often referred to as "bullet trains." JR East operates Tohoku Shinkansen from Tokyo to Morioka, Joetsu Shinkansen from Omiya to Niigata, and Nagano Shinkansen from Takasaki to Nagano (see page 20). The operation of Tohoku Shinkansen line's sector from Morioka to Hachinohe will start on December 1, 2002. JR Central operates Tokaido Shinkansen. JR West operates Sanyo Shinkansen. Several new Shinkansen lines are now under construction or in advanced planning stages. These lines are collectively called "Seibi Shinkansen" and are covered by the Nationwide Shinkansen Railway Development Law (see page 39).

Shinkansen-conventional line through-service hybrid trains
This service is provided by specially designed trains capable of running on both Shinkansen lines and conventional lines where the track width has been broadened to standard gauge but the original narrow-gauge bridges, tunnels, stations and other facilities are used. Most railway lines in Japan are narrow-gauge, which have a rail width of 1.067 meters. The major exception is the Shinkansen network, which uses 1.435-meter-wide standard-gauge rails. Currently in Japan, through service of Shinkansen is extended to the two conventional lines between Fukushima and Shinjo and between Morioka and Akita of JR East, which are respectively called Yamagata hybrid Shinkansen and Akita hybrid Shinkansen for operational purposes. This through-service is unrelated to Seibi Shinkansen.

Track access charge
Japan Freight Railway Company (JR Freight), which was formed through the April 1987 division and privatization of JNR to conduct nationwide freight operations, does not own railway lines other than freight yards and other facilities used exclusively for freight operations. This company pays track access charge to the JR passenger railway companies, including JR East.

Advanced Train Administration and Communication System (ATACS)
This new railway system uses on-board computers and mobile communications technology to communicate by wireless rather than through track-based circuits. It is being developed as a low-cost way of achieving various control functions, including train separation control, route selection and level crossing control.

> CORPORATE DATA

(As of March 31, 2002)

Number of Employees:	80,200 (59,041 at parent company) * Excluding employees assigned to other companies and employees on temporary leave
Number of Stations:	1,712 (As of June 1, 2002)
Number of Rolling Stock:	13,281 (As of June 1, 2002)
Average Daily Train Runs:	About 12,000 (As of June 2002)
Passenger Line Network:	7,538.1 kilometers (As of June 1, 2002)
Passengers Served Daily:	16.0 million
Total Number of Shares Issued:	4,000,000
Paid-in Capital:	¥200,000 million
Number of Shareholders:	306,588
Stock Exchange Listings:	Tokyo, Osaka, Nagoya
Transfer Agent:	The Mitsubishi Trust and Banking Corporation 11-1, Nagatacho 2-chome, Chiyoda-ku Tokyo 100-8212, Japan

FOR INQUIRIES

Head Office	2-2, Yoyogi 2-chome, Shibuya-ku Tokyo 151-8578, Japan Tel: +81 (3) 5334-1310 Fax: +81 (3) 5334-1297
New York Office	One Rockefeller Plaza New York, N.Y. 10020, U.S.A. Tel: +1 (212) 332-8686 Fax: +1 (212) 332-8690
Paris Office	24-26, rue de la Pépinière 75008 Paris, France Tel: +33 (1) 45-22-60-48 Fax: +33 (1) 43-87-82-87
E-mail:	ir@jreast.co.jp bond@jreast.co.jp
Internet Addresses of JR East:	JR East: http://www.jreast.co.jp eki-net: http://www.eki-net.com *eki-net Travel* (Integrated travel site) *eki-net Shopping* (Internet shopping mall) For reserving seat tickets in English: http://www.world.eki-net.com/ Ecology: http://www.jreast.co.jp/eco *(Annual Environmental Report)*

JR-EAST

Printed in Japan